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07022979

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SBM Offshore NV

*CURRENT ADDRESS Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

FILE NO. 82- 35080 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 5/1/07

SBM Offshore

HALF-YEAR RESULTS 2006



TECHNOLOGY CREATING VALUE




SBM OFFSHORE




Highlights

- Half-year net profit of US$ 97.8 million represents an increase of 33% over 2005 (US$ 73.5 million). Return on equity of 20.8% (20.7% in 2005);
- Return on capital employed rises by 21% to 13.4% (from 11.1% in 2005) for the six month period;
- New orders amount to US$ 2,318 million for the first six months of 2006 bringing backlog to a record level of US$ 5,635 million;
- Updated 2006 year-end forecast increases from US$ 185 million to around US$ 200 million.

1. Half-year results 2006

All comparitive numbers included in the earnings per share information have been restated to reflect the four for one share split effective from 2 June 2006.

The net profit after tax for SBM Offshore N.V. (the Company) for the first six months of 2006 was US$ 97.8 million (US$ 0.70 per share) compared with US$ 73.5 million (US$ 0.54 per share) at mid-year 2005.

Turnover for the six months was US$ 823.0 million compared with US$ 607.1 million for mid year 2005. Turnover in 2006 includes US$ 103.7 million for the sale to Malaysian International Shipping Company Sdn Bhd (MISC) of 49% of the Company's interest in the FPSO Brasil, which generated an after tax profit of over US$ 10 million.

EBITDA for the half-year was US$ 218.6 million (US$ 1.58 per share) compared with US$ 205.2 million (US$ 1.52 per share) at mid-year 2005.

EBIT for the six month period was US$ 115.9 million (US$ 0.84 per share) compared with US$ 102.4 million (US$ 0.76 per share) in 2005.

Operating expenses for the period include a sharp increase in expenditure related to the development of new products.

Net financing costs have fallen significantly as a result of accelerating cashflow from turnkey projects and reduced margins on long-term debt.

Net debt to equity at 30 June 2006 stands at 0.69 compared with 0.90 at 31 December 2005.

2. Expectations for the full year 2006

Based upon the result of the first six months and potential developments over the remainder of the year, the Company expects that 2006 will generate:

- Net profit of around US$ 200 million (US$ 1.43 per share) with an increasing proportion derived from turnkey sales activities;
- EBITDA of around US$ 470 million (US$ 3.37 per share);
- Capital expenditure of around US$ 500 million compared with US$ 399 million in 2005. Capex projections have been scaled down as a result of the high proportion of new work contracted on a turnkey sales basis.

3. New booked orders

New booked orders for the first half-year of 2006 totalled US$ 2,318 million, compared with US$ 902 million for the first half of 2005, and US$ 1,510 million for the whole year 2005. Order portfolio at 30 June stood at US$ 5,635 million (year-end 2005 – US$ 4,058 million).

The major new orders include:

- In Joint venture with Sonangol, contracts with ExxonMobil affiliate Esso Exploration Angola (Block 15) Limited, for the fifteen year lease and operation of FPSOs for Mondo and for Saxi-Batuque in the Kizomba 'C' development area offshore Angola;
- A contract with Petrobras for the supply of two large and complex CALM terminals for tanker loading at Pra in the Campos Basin offshore Brazil;
- An order for the supply of a conventional CALM type tanker loading terminal from the Willbros Group for installation at the 'Gas To Liquid' plant of Chevron in Escravos, Nigeria;
- Orders from Reliance Industries Limited for the supply of conventional CALM type tanker loading and discharge terminals for installation at Jamnagar, India;
- A contract with Chevron subsidiary Chevron Frade LLC for the turnkey supply, installation and three years operation of an FPSO for the Frade field offshore Brazil;
- A contract for the basic design package and the supply of special components for two jack-up drilling units to be built by Labroy Offshore in Batam, Indonesia;
- The confirmation from Shell of the extension till the end of 2007 of the lease contract for the FSO 'Okha' offshore Sakhalin, Russia.

The following awards were received since 1 July 2006:

- A contract with Technip Consortium for the supply of a conventional CALM type tanker discharge terminal for Petrovietnam's Dung Quat Refinery project;
- Letters of Intent from Brazilian drilling contractors for the supply of dynamically positioned semi-submersible drilling units. Formal contracts are currently under negotiation.

4. Market Developments

In the wake of the increased offshore exploration activities of the oil companies, the number of identified prospects and tender invitations for offshore facilities keeps growing steadily. Depending on the selected development scenario, and in certain locations affected by the presence of an existing (pipeline) infrastructure, this involves FPSOs on supply or on lease basis, or production facilities based on the Semi-Submersible, TLP or Spar concept.

The high demand for new production facilities, coinciding with the boom in the construction of drilling units, leads to a shortage of new building yard capacity and extended lead times for the supply of major system components, in particular rotating equipment. The resulting sharp increases in costs and extended delivery schedules impose on the contractors the application of stringent project management and cost control procedures, to protect the contractor from getting squeezed between a firm commitment to its client and the increasing cost and schedule of its subcontractors. Application of these procedures does not start at the date of award of a lease or supply contract but six to nine months prior to this date, at the start of the tender preparation. Firm commitments from potential vendors and subcontractors obtained in the project tendering phase, with a validity stretching beyond the expected commitment date of the client, are an essential element of the risk control policy of SBM Offshore.

All deepwater development scenarios have in common that they require the supply and installation of a subsea infrastructure comprising wellheads, flowlines and risers and the availability of drilling units for the drilling of production and, in many instances, water and/or gas injection wells. The current overheating of the drilling and subsea supply and installation markets, reflected in high costs and long lead times, is more and more often dictating the overall field development costs and the time to first oil. Drilling and subsea infrastructure are the critical cost components for a field development sanction and the floating production facility is in many cases no longer on the critical path to first oil.

Notwithstanding these circumstances, SBM Offshore is confident to be able to obtain during the remainder of the year out of the current flow of tenders a number of additional lease and supply contracts for production facilities and, through the strict application of its project management and cost control procedures, to secure satisfactory margins on the execution of these projects. In this context the Company has increased its execution capacity and there is room for substantial additional intake beyond the already large order book.

5. Financial Agenda

Preliminary Results 2006 – Press Release	30 January 2007
Final Results 2006 – Press Release	27 March 2007
Final Results 2006 – Analysts Presentation (Amsterdam)	28 March 2007
Annual Report 2006	End April 2007
Annual General Meeting of Shareholders 2007	15 May 2007
Ex-dividend Date	17 May 2007
Half-year Results 2007 – Press Release	28 August 2007
Half-year Results 2007 – Analysts Presentation (Amsterdam)	29 August 2007

6. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);
- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;
- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

The Board of Management

Schiedam, 28 August 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92051434
Mobile:	(+377) 680865258
Fax:	(+377) 92058940
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

CONSOLIDATED INTERIM INCOME STATEMENT

(in thousands of US Dollars)

	Notes	6 months ended 30 June 2006	6 months ended 30 June 2005
Revenue	1	822,979	607,115
Cost of sales		(650,041)	(461,350)
Gross margin		**172,938**	**145,765**
Other operating income		1,007	784
Selling and marketing expenses		(17,316)	(14,684)
General and administrative expenses		(25,359)	(22,888)
Other operating expenses		(15,377)	(6,535)
Operating profit before financing costs		**115,893**	**102,442**
Net financing costs		(13,525)	(27,791)
Share of profit of associates		–	–
Profit before tax		**102,368**	**74,651**
Income tax expenses		(4,616)	(1,178)
Net profit		**97,752**	**73,473**
Attributable to:			
Shareholders of the Company		97,671	73,414
Minority interests		81	59
		97,752	73,473
Basic earnings per share	2	0.70	0.54
Fully diluted earnings per share	2	0.70	0.54

SHARES INFORMATION

	30 June 2006	31 December 2005
Number of shares outstanding	140,354,932	137,774,324
Share price (€)	20.84	17.06
Market capitalization (€ mln)	2,925.0	2,350.8
Market capitalization (US$ mln)	3,717.7	2,769.7

The meeting of shareholders held on 19 May 2006 approved the four for one split of the Company's ordinary shares. The post-split shares commenced trading on 2 June 2006. All comparative numbers included in the earnings per share calculations and share information have been restated to reflect the split.

The interim financial statements have not been audited.

CONSOLIDATED INTERIM BALANCE SHEET

(in thousands of US Dollars)

	Notes	30 June 2006		31 December 2005	
ASSETS					
Property, plant and equipment	3	1,740,415		1,704,463	
Intangible assets		33,422		34,313	
Investment in associates		217		202	
Other financial assets		94,121		102,515	
Deferred tax asset		5,942		8,196	
Total non-current assets			**1,874,117**		**1,849,689**
Inventories		16,686		11,956	
Trade and other receivables		333,820		239,225	
Income tax receivable		318		1,562	
Construction contracts		66,168		63,921	
Financial instruments		190,662		151,823	
Cash and cash equivalents		232,099		150,925	
Total current assets			**839,753**		**619,412**
TOTAL ASSETS			**2,713,870**		**2,469,101**
EQUITY AND LIABILITIES					
Equity attributable to shareholders					
Issued capital		44,594		40,577	
Share premium		338,986		323,776	
Retained earnings		558,654		533,927	
Other reserves		44,169		(3,236)	
		986,403		895,044	
Minority interests		336		292	
Total Equity			**986,739**		**895,336**
Long term loans and other liabilities	4	796,358		741,440	
Provisions		44,379		40,908	
Deferred tax liability		0		0	
Total non-current liabilities			**840,737**		**782,348**
Trade and other payables		611,100		430,717	
Current income tax liabilities		1,443		4,330	
Borrowings and bank overdrafts		120,699		214,106	
Financial instruments		153,152		142,264	
Total current liabilities			**886,394**		**791,417**
TOTAL EQUITY AND LIABILITIES			**2,713,870**		**2,469,101**

The interim financial statements have not been audited.

CONDENSED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of US Dollars)

	2006	2005
Total equity 31 December 2005 (31 December 2004)	895,336	665,127
Recognition of financial instruments	-	49,599
Total equity at 1 January	895,336	714,726
Profit for the year	97,671	73,414
Dividend	(70,546)	(30,406)
Share options exercised / bonus shares	15,999	14,630
Movement financial instruments	45,824	(59,325)
Translation differences	896	(5,514)
Other movements	1,515	1,201
Change in minority interests	44	59
Total equity at 30 June	**986,739**	**708,785**

The General Meeting of Shareholders held on 19 May 2006 approved a dividend per ordinary share of US$ 0.825 (2005: US$ 0.425).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in thousands of US Dollars)

	6 months ended 30 June 2006	6 months ended 30 June 2005
Cash flow from operating activities	401,996	319,527
Cash flow from investing activities	(240,726)	(187,105)
Cash flow from financing activities	(82,514)	(164,738)
Net increase/(decrease) in cash and bank balances	**78,756**	**(32,316)**
Cash and bank balances at beginning of period	144,850	146,631
Exchange gains/(losses) on cash and bank balances	2,963	(1,500)
Cash and bank balances at end of period	**226,569**	**112,815**

The interim financial statements have not been audited.

SBM Offshore N.V. is a company domiciled in Rotterdam, the Netherlands. The condensed consolidated interim financial statements for the six months ended 30 June 2006 comprise the interim financial statements of SBM Offshore N.V. and its subsidiaries (together referred to as the 'Company') and the Company's interest in associates and jointly controlled entities.

Statement of compliance

The condensed consolidated interim financial statements for the half year ended 30 June 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements. The information in the interim financial statements has been prepared based on the IFRS standards and interpretations, adopted by the EU.

With respect to the lease classification of two of the Company's lease contracts there is an ongoing discussion on the interpretation of the relevant standards. In the condensed interim financial statements, all lease contracts have been treated as operating leases and consequently the book values are included in Property, plant and equipment. If it should be determined that these lease contracts qualify as financial leases then the related book values should, during the construction phase, be transferred to construction contracts. Upon completion of the construction the respective amounts would be transferred to financial fixed assets. Restatement would not have a material effect on either equity or net result as presented in the condensed interim financial statements.

Basis of preparation

The condensed consolidated interim financial statements are presented in US Dollars, rounded to the nearest thousand. The accounting policies and methods of computation followed in the preparation of the 2006 interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2005. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

1. Segment information

6 months ended 30 June 2006 *(in thousands of US Dollars)*	**Lease**	%	**Turnkey**	%	**Consolidated**
Segment revenue	281,615	*34.2*	541,364	*65.8*	822,979
Gross margin	91,035	*52.6*	81,903	*47.4*	172,938
Other income	585		335		920
Unallocated income and expenses	–		–		(57,965)
Operating profit (EBIT)	91,620		82,238		115,893
Net financing costs					(13,525)
Share of profit of associates					-
Income tax expense					(4,616)
Net profit					**97,752**

6 months ended 30 June 2005 *(in thousands of US Dollars)*	**Lease**	%	**Turnkey**	%	**Consolidated**
Segment revenue	282,475	*46.5*	324,640	*53.5*	607,115
Gross margin	91,056	*62.5*	54,709	*37.5*	145,765
Other income	363		-		363
Unallocated income and expenses	–		–		(43,686)
Operating profit (EBIT)	91,419		54,709		102,442
Net financing costs					(27,791)
Share of profit of associates					–
Income tax expense					(1,178)
Net profit					**73,473**

Sale of shares in FPSO Brasil

The sale of 49% percent of the shares in the two group companies owning and operating the FPSO Brasil, to Malaysian International Shipping Company Sdn Bhd (MISC), is reflected in the Turnkey segment. The transaction generated turnover of US$ 103.7 million and net profit in excess of US$ 10 million. The related cash flow is included in cash flow from operating activities.

Unallocated income and expenses include Selling, General & Administrative expenses for US$ 42.7 million in 2006 (2005: US$ 37.6 million). For analytical review purposes approximately one third of these costs can be considered as attributable to the lease segment. Unallocated costs also include Other operating expenses, which correspond mainly to Research and Development activities and relate principally to the Turnkey segment.

2. Earnings per share

The basic earnings per share for the period amounts to US$ 0.70 (2005: US$ 0.54); the fully diluted earnings per share amounts to US$ 0.70 (2005: US$ 0.54).

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to shareholders of the Company by the weighted average number of shares outstanding during the year. Diluted earnings per share amounts are calculated by dividing the net profit attributable to shareholders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into ordinary shares.

The following reflects the share data used in the basic and diluted earnings per share computations:

	2006	2005*
Number of shares outstanding 1 January	137,774,324	134,235,912
Stock dividend	257,400	266,620
New share issue (re exercised options)	631,110	706,752
Weighted average number of shares	138,662,834	135,209,284
Weighted average number of shares to be granted without payment under the stock option scheme	1,789,046	521,708
Weighted average number of shares (diluted)	**140,451,880**	**135,730,992**

* The comparative numbers have been restated to reflect the 2 June 2006 four for one share split

3. Property, plant and equipment

Total movement in property, plant and equipment is as follows:

(in thousands of US Dollars)	2006	2005	2005 Full year
Book value 1 January	1,704,463	1,690,615	1,690,615
Additions	225,486	207,590	398,548
Disposals	(40)	-	(168,013)
Depreciation	(102,295)	(102,296)	(205,959)
Exchange rate differences	5,992	(8,993)	(10,728)
Deconsolidation and other movements	(93,191)	-	-
Movements during the year	*35,952*	*96,301*	*13,848*
Book value 30 June (full year: 31 December)	1,740,415	1,786,916	1,704,463

4. Long term loans and other liabilities

Included in long term loans and other liabilities are interest bearing loans and borrowings. The movement in the interest bearing loans and borrowings is as follows:

(in thousands of US Dollars)	2006	2005	2005 Full year
Long term portion	741,440	1,039,483	1,039,483
Add: short term portion	208,031	245,227	245,227
Remaining principal 1 January	**949,471**	**1,284,710**	**1,284,710**
Additions	201,040	97,594	100,184
Redemptions	(238,984)	(198,762)	(435,423)
Movements during the year	*(37,944)*	*(101,168)*	*(335,239)*
Remaining principal 30 June	911,527	1,183,542	949,471
Less: short term portion	(115,169)	(241,725)	(208,031)
Long term portion 30 June (full year: 31 December)	**796,358**	**941,817**	**741,440**

5. Subsequent events

No reportable events have occurred after the balance sheet date.

SBM Offshore

PRELIMINARY RESULTS 2006

EXPECTATIONS 2007


TECHNOLOGY CREATING VALUE





SBM OFFSHORE





Highlights

- Unaudited net profit for 2006 of US$ 216 million;
- Net operational profit up by 40% compared with 2005;
- Proposed dividend per share will be US$ 0.77;
- Order portfolio at year-end US$ 7.0 billion;
- Expected net profit for 2007 of US$ 260 million.

1. Financial (unaudited)

The net profit for 2006 is currently estimated at US$ 216 million (US$ 1.55 per share), compared with US$ 226 million in 2005 (US$ 1.66 per share). All operating companies in the offshore activities have made positive contributions to this result.

Dividend proposal will be based on 50% of the full net profit. Per share the dividend will be US$ 0.77 compared to US$ 0.825 last year (restated for the four-for-one share split effected in June 2006).

Excluding net gains on the sale of assets, net operational profit was around US$ 205 million, representing a 40% increase compared with 2005 (US$ 146 million).

Turnover rose to US$ 1,994 million (2005: US$ 1,519 million), of which approximately 70% related to turnkey sales and services projects.

EBITDA was approximately US$ 480 million (2005: US$ 482 million); EBIT was around US$ 255 million (2005: US$ 275 million), of which close to 60% was generated from lease and operate activities.

Net debt decreased from US$ 805 million at 31 December 2005 to US$ 590 million at 2006 year-end. Net gearing decreased accordingly to around 55%. Capital expenditure reached US$ 310 million, a figure well below expected levels, for a large part due to the need to classify the two lease contracts obtained in early 2006 from ExxonMobil for Angola as financial leases.

2. Development Order Portfolio

New orders in 2006 totalled US$ 4,926 million of which US$ 1,780 million relate to lease and operate activities and US$ 3,146 million relate to turnkey supply and services orders. Total order portfolio increased to US$ 7.0 billion (2005: US$ 4.1 billion).

2.1 Lease and Operate Portfolio

At the beginning of 2006 the lease portfolio value amounted to US$ 3.2 billion representing the non discounted lease revenues to be received under the seventeen long-term 'lease and operate' contracts and the two 'operate only' contracts for FPSOs and FSOs. At 1 January 2006 a total of fourteen of the owned or part-owned units were in operation and three under construction.

The portfolio developed over the year as follows:

New orders and extensions:

- In the first quarter of the year, in Joint Venture with Sonangol, contracts with ExxonMobil affiliate Esso Exploration Angola (Block 15) Limited, for the fifteen year lease and operation of FPSOs for the Mondo and Saxi-Batuque fields in the Kizomba 'C' development area offshore Angola. Although representing lease and operate activities, these contracts are accounted for as financial leases which implies that capital expenditure is treated as a turnkey sale;
- In the second quarter an operating contract, for a minimum period of three years, for the Frade FPSO for Chevron Frade LLC (see below);
- In the third quarter of the year, a contract with Murphy Exploration & Production Company USA and it's co-producers Dominion Exploration & Production Inc., Hydro Gulf of Mexico, L.L.C and Marubeni Offshore Production (USA) Inc. for the five year lease of a new built semi-submersible floating production unit for the development of Thunder Hawk and adjacent fields offshore Louisiana in the Gulf of Mexico;
- In the fourth quarter a contract with Shell, on behalf of themselves and their partners Petrobras and ONGC, for the fifteen year lease and operation of an FPSO for the development of the BC-10 field offshore Brazil;
- Confirmation of one year extensions of the lease contracts for the 'Nkossa II' and 'Okha' FSOs operating for Total and Shell respectively offshore Congo and Sakhalin.

Start of operations:

- In March the start of operation of an Extended Well Test system in the Caspian Sea offshore Turkmenistan under a three year lease and operate contract with Petronas Carigali (Turkmenistan) Sdn Bhd;
- In May the start of operation of the FPSO Capixaba in the Golfinho field offshore Brazil under a seven year lease and operate contract with Petrobras.

Sale of share in FPSO owning and operating companies:

- Effective 1 April 2006 the sale of 49% of the Company's affiliates owning and operating the FPSO Brasil, on long term charter with Petrobras in the Roncador field offshore Brazil, to MISC Berhad.

At the end of 2006 the count is therefore sixteen owned or part-owned units in operation and five under construction, plus a further three F(P)SO 'operate only' contracts, for a total portfolio value of US$ 4.4 billion.

2.2 Turnkey Supply and Services portfolio

The value of the turnkey supply and services portfolio amounted at the beginning of 2006 to US$ 0.8 billion.

The major completions during the year included the following projects:

- Delivery of the external Riser Turret Mooring system to Woodside for the FPSO for Enfield;

- Supply and installation of the 'Trelline' flexible export line between the spread moored FPSO and the deepwater export system at the Bonga field operated by Shell;
- Supply to Enterprise Products of the deep draft Semi-Submersible platform for the Independence Hub in the Gulf of Mexico.

The most significant awards during the year included:

- A contract with Petrobras for the supply of two large and complex CALM terminals for tanker loading at Pra in the Campos Basin offshore Brazil;
- A contract with Chevron subsidiary Chevron Frade LLC for the turnkey supply and installation of an FPSO for the Frade field offshore Brazil;
- Contracts for the supply of dynamically positioned Semi-Submersible Drilling Units with Queiroz Galvao Perfuraçoes S.A. (QGP) and Odebrecht Drilling Services LLC, both from Brazil;
- Major turnkey lumpsum elements forming part of the overall contract packages for the ExxonMobil Kizomba 'C' and Shell BC-10 projects reported above.

The above awards, combined with orders for standard CALM type tanker loading terminals and offshore contracting activities and with the carry over into 2007 of a number of large projects, such as the compression barges for Kashagan, the internal turret for the P-53 FPSO of Petrobras, the SeaStar® TLP for Neptune and deepwater export buoys for the Greater Plutonio, Agbami and Akpo fields, bring the turnkey supply and services portfolio to US$ 2.6 billion at the end of 2006.

2.3 Developments since the beginning of 2007

In the first month of the year the Company has obtained the following orders:

- A Letter of Intent from Talisman Energy Norge AS, operator of the PL316 license offshore Norway, for the five year lease of a MOPUstor, a production jack-up installed on a subsea storage tank, for the re-development of the Yme field;
- A Letter of Intent with Tanker Pacific Offshore Terminals Pte Ltd (TPOT) for the design and supply of an external turret mooring system for an FSO to be leased by TPOT to the CuuLong Joint Venture for operation in the Su Tu Vang field offshore Vietnam;
- Several contracts for the supply of new, and for the refurbishment of existing, CALM type offshore tanker terminals, and the related offshore change out operations;
- A contract (new award - not previously announced) with Delba Perforadora Internacional S.A. from Brazil for the supply of a Dynamically Positioned Semi-Submersible Drilling Unit, filling the yard slot for a third rig secured by the Company in July 2006. The rig will be delivered first quarter 2010.

The cumulative portfolio value of the above orders is approximately US$ 1.0 billion and includes for the MOPUstor production and storage unit at the Yme field the non-discounted total of the fixed day rates payable over the initial five year lease period.

3. Expectations for 2007

The projected 2007 net profit is US$ 260 million, excluding the impact of any change in ownership relating to the FPSO lease fleet.

EBITDA is expected to amount to US$ 550 million and EBIT to US$ 300 million with a growing contribution from turnkey supply and services activities.

Capital expenditure is expected to accelerate to around US$ 800 million, depending on accounting treatment for recently awarded and prospective lease contracts.

Net gearing will increase back to a level above 100%.

4. Market Developments

As expected a year ago, the market has been quite buoyant during 2006 and there is no doubt that this will remain so for a few years to come. The best indicator is the current and planned high level of activity in the sector of exploration and development drilling. The occupancy level of the global fleet of drilling rigs is today in excess of 90% and, during the year 2006, charter contracts for deep offshore rigs have been awarded for drilling services extending into the mid and long term and at high rates, generating a wave of investments by the drilling contractors. Construction contracts for about 100 offshore rigs have been placed and deliveries are scheduled up to and including the year 2011.

The business of SBM Offshore follows in the wake of drilling activities, a couple of years down-cycle. This implies that the demand for the products of the Company should remain at a high level for at least another 4 to 6 years.

The quite favourable market has given the Company an opportunity for a record high order intake and the portfolio at the end of 2006 is exceptional not only in quantity but also in quality, as it is made of a mix of both traditional and new products and shows a satisfactory balance between lease and turnkey orders, all at reasonably good margins, terms and conditions.

5. Conference Call

Management of SBM Offshore will be available to discuss the contents of this press release in a conference call at 18.00 hrs on Tuesday 30 January 2007. The dial-in number for participants will be +31 (0) 20 531 5851 and the replay number, available for 48 hours, is +31 (0) 70 315 4300 replay code: 137 784#.

6. Financial Agenda

Preliminary Results 2006 - Press Release & Conference Call	30 January	2007
Final Results 2006 - Press Release	27 March	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	28 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

7. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);
- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;
- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

Disclaimer

The Board of Management

Schiedam, 30 January 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	**www.sbmoffshore.com**

version dated
2-5/7-6-2006
RBO/FKB/RBO/CWE
F:\ondwerk\en\En06\74558790.bsoe.doc

UNOFFICIAL TRANSLATION
DEED OF AMENDMENT
OF THE ARTICLES OF ASSOCATION
SBM OFFSHORE N.V.

On the first day of June two thousand and six appears before me, Cornelis Willem de Monchy, notaris (civil-law notary) practising in Rotterdam:
Remco Bosveld, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at: 2596 AL The Hague, the Netherlands, Zuid-Hollandlaan 7, at the office in Amsterdam, born in Arnhem on the twenty-ninth day of October nineteen hundred and seventy-five.
The person appearing declares that on the nineteenth day of May two thousand and six the general meeting of shareholders of **SBM Offshore N.V.**, a limited liability company, with corporate seat in Rotterdam and address at: 3115 JD Schiedam, the Netherlands, Karel Doormanweg 66, upon the proposal of the management board, with the approval of the supervisory board, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that he amends the company's articles of association such that these shall read in full as follows

ARTICLES OF ASSOCIATION:

Name and corporate seat.

Article 1.

1.1. The name of the company is: SBM Offshore N.V. and it has its corporate seat in Rotterdam.

1.2. The company may establish offices or branches within the Netherlands as well as abroad.

Objects.

Article 2.

The objects of the company are to participate in, conduct the management of and finance other enterprises of any nature, to finance third parties and in any way to provide security or undertake the obligations of third parties and further to do all things that may be incidental or conducive to the foregoing.

Capital and shares.

Article 3.

3.1. The authorised capital of the company is one hundred million euro (EUR 100,000,000). This capital is divided into two hundred million (200,000,000) ordinary shares with a nominal value of twenty-five eurocent (EUR 0.25) each and fifty million (50,000,000)

cumulative preference shares, hereinafter called: preference shares, with a nominal value of one euro (EUR 1) each.

3.2. Whenever reference is made in these articles of association to shares or shareholders, this shall be understood to include ordinary shares and preference shares, or the holders of ordinary shares and preference shares, respectively, unless it explicitly appears otherwise from the articles of association.

3.3. If the amount of the authorised share capital is less than the amount referred to in section 67, subsection 2, second sentence, Book 2, Dutch Civil Code due to an increase by management of the amount as referred to in that section, the company is obliged to issue such a number of shares within eighteen months after the increase that the amount of the issued share capital at least equals the amount as referred to in the aforementioned section 67.

Issue of shares.

Article 4.

4.1. The general meeting of shareholders or the management board if authorised by the general meeting of shareholders and with the approval of the supervisory board may resolve upon further issues of shares; as long as the management board is authorised to issue shares, the general meeting of shareholders may not pass a resolution to further issue shares.

4.2. The general meeting of shareholders or the management board, subject to the approval of the supervisory board, shall set the price and further conditions of issue, with due observance of the provisions contained in these articles of association. Shares shall never be issued below par, except in the case as referred to in section 80, subsection 2, Book 2, of the Dutch Civil Code.

4.3. If the management board has been designated as the body authorised to resolve upon further issues of shares the number and the class of shares must be specified on such designation. Upon such designation the duration of the designation shall be set, which shall not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.

4.4. A resolution of the general meeting of shareholders to issue shares or to designate the management board as being authorised to issue shares, shall be valid only if accompanied by a prior or simultaneous resolution of approval by each group of shareholders of the same class whose rights are prejudiced by the issue.

4.5. Within eight days after a resolution of the general meeting of shareholders to issue shares or to designate the management board as authorised to issue shares, the management board shall deposit the full text of such resolution at the office of the trade register, which is authorised to make entries concerning the company in the trade register. Within eight days after each issue of shares, the management board shall report the same to the office of the trade register, stating the number and class of the shares issued.

4.6. The provisions of paragraphs 1 up to and including 5 of this article shall apply, *mutatis mutandis*, to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to a person who exercises a previously-acquired right to subscribe for

shares.

4.7. If the management board has been designated as the body authorised to pass a resolution to issue shares, then in the event of the issue of preference shares, which shall be understood to include the granting of a right to subscribe for shares, but not the issuing of shares by virtue of the exercise of such a right of option:

a. the management board shall be obliged within four weeks from such issue of preference shares in the company to convene a general meeting of shareholders at which the reasons for the issue will be explained, unless such explanation has been given previously at a general meeting of shareholders or unless the approval referred to in subparagraph b has already been obtained;

b. the prior approval of the general meeting of shareholders shall be required for the specific case, where as a result of an issue and as a result of previous issues of preference shares by the management board, without the aforementioned approval or other cooperation of the general meeting of shareholders, so many preference shares in the company can be subscribed for and/or have been issued that the total nominal amount of preference shares in the company issued by the management board without the aforementioned approval or other cooperation of the general meeting of shareholders, exceeds one hundred per cent of the total nominal amount of the other issued shares dating from before that issue.

4.8. If preference shares in the company have been issued pursuant to a resolution to issue or a resolution to grant a right to subscribe for shares passed by the management board without the prior approval or other cooperation of the general meeting of shareholders, then the management board shall be obliged to convene a general meeting of shareholders within two years after such issue and at that meeting submit a proposal concerning the purchase or cancellation of these issued preference shares.

If at that meeting it is not resolved to purchase or cancel the preference shares, then the management board shall be obliged to each time within two years after the proposal referred to above has been placed on the agenda, again convene a general meeting of shareholders at which such proposal is again submitted, which obligation will cease as soon as the shares in question are no longer issued or are no longer held by a person other than the company.

Article 5.

5.1. Ordinary shares may be issued only against payment in full; preference shares may be issued against payment of a part of the nominal amount, with the proviso that the part of the nominal amount which must be paid shall be the same for each preference share, irrespective of the date of issue, and that upon subscription for the share at least one-fourth of the nominal amount must be paid.

5.2. Payment for shares must be made in cash unless another form of consideration has been agreed. Payment in cash must be made in the currency of the Netherlands. Payment in kind must be made forthwith after the subscription for the share or on the day after the day on which a supplemental payment has been made or agreed. The payment in kind must be able to be valued in accordance with economic criteria. A right for the performance of labour or services to be rendered cannot be used as payment.

5.3. Subject to the approval of the supervisory board, the management board may decide, on which day and the amount to which further payments on partly-paid preference shares must be made. Such a resolution must be notified forthwith to the holders of preference shares; the period between such notification and the day on which the payments must be made must be at least thirty days.

5.4. Legal acts as referred to in section 94, subsection 2, in conjunction with section 94, subsection 1, Book 2, Dutch Civil Code, may be performed by the management board without prior approval of the general meeting of shareholders, notwithstanding the provisions of article 16, paragraph 6, sub n.

Pre-emption right.

Article 6.

6.1. Without prejudice to the provisions of the third sentence of section 96a, subsection 1, Book 2, Dutch Civil Code, upon the issue of ordinary shares, each holder of ordinary shares shall have a pre-emption right in respect of the shares to be issued, *pro rata*, to the aggregate amount of his ordinary shares. Holders of preference shares shall have no such pre-emption right. Holders of ordinary shares shall have no pre-emption right upon the issue of preference shares.

6.2. The shareholders shall have no pre-emption right in respect of ordinary shares to be issued against a payment in kind.
The shareholders shall also have no pre-emption right in respect of shares issued to employees of the company or of a legal person or company with which the company is united in a group.

6.3. The general meeting of shareholders or the management board, with the approval of the supervisory board and with due observance of this article shall when passing the resolution to issue shares, determine the manner in which and the period during which the pre-emption right may be exercised.

6.4. A notice of any issue in respect of which there is a pre-emption right and the period during which the pre-emption right can be exercised, shall be published by the company simultaneously in the State Gazette (*"Staatscourant"*) and in a nationally distributed daily newspaper.

6.5. The pre-emption right may be exercised during a period of at least two weeks after the day of publication of such notice in the State Gazette.

6.6. The pre-emption right in respect of ordinary shares may be restricted or excluded by virtue of a resolution of the general meeting of shareholders. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.
The pre-emption right may also be restricted or excluded by virtue of a resolution of the management board, subject to the approval of the supervisory board, if the management board has been designated as authorised to restrict or exclude the pre-emption right for a fixed period not exceeding five years by virtue of a resolution of the general meeting of shareholders. Such designation may be made only if the management board is also designated or is designated simultaneously as referred to in article 4, paragraph 1.
The designation may be extended, from time to time, for a period not exceeding five

years. The designation will cease in any event if the designation of the management board as referred to in article 4, paragraph 1, is no longer in force.
Notwithstanding the provisions of the previous sentence, the authority may not be withdrawn unless otherwise stipulated at the time of granting.

6.7. If less than one-half of the issued capital is represented at the general meeting of shareholders, a majority of at least two-thirds of the votes cast shall be required for a resolution by the meeting to restrict or exclude the pre-emption right or to authorise the management board to do so, as referred to in the preceding paragraph. Within eight days after the resolution, the management board shall deposit the full text thereof at the office of the trade register.

6.8. Upon the granting of rights to subscribe for ordinary shares, the holders of ordinary shares shall have a pre-emption right; the provisions above mentioned in this article shall apply, *mutatis mutandis.* Shareholders shall have no pre-emption right in respect of shares issued to a person who exercises a previously acquired right to subscribe for shares.

Repurchase of own shares, alienation of own shares and pledge on own shares.

Article 7.

7.1. The management board may, with the authorisation of the general meeting of shareholders and the supervisory board and without prejudice to the provisions of sections 98 and sections 98d, Book 2, Dutch Civil Code cause the company to acquire fully paid up shares in its own capital for valuable consideration. Such acquisition, however, shall only be permitted if:

a. the shareholders' equity of the company, less the acquisition price for the shares, is not less than the sum of the paid and called up part of its capital and the reserves which must be maintained by law; and
b. the nominal amount of the shares to be acquired and of the shares in its capital which the company holds, holds as a pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital.

For the purposes of subparagraph a, the amount of the shareholders' equity according to the last adopted balance sheet shall be used, less the acquisition price of shares in the capital of the company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. If more than six months have elapsed since the end of the financial year without the adoption and approval of the annual accounts, then an acquisition in accordance with this paragraph 1 shall not be permitted.

The general meeting of shareholders must specify in the authorisation - which shall be valid for not more than eighteen months - the number of shares which may be acquired, the class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. The aforementioned authorisation shall not be required if the company acquires shares in its own capital for the purpose of transferring these shares to employees of the company or to employees of a legal entity to which the company is allied in a group, pursuant to an existing scheme.

7.2. The management board may resolve, subject to the approval of the supervisory board, to dispose of shares acquired by the company in its own capital.

No pre-emption right shall exist in respect of such disposal.

7.3. If depositary receipts have been issued for shares in the company, for the purposes of the preceding paragraphs these shall be treated like shares.

7.4. Shares held by the company in its own capital shall not entitle the company to any distribution in respect of such shares; neither shall shares in respect of which the company holds the depositary receipts issued therefor entitle the company to such distribution. For the computation of the amount of profit to be distributed on each share, the shares referred to in the preceding sentence shall not be included, unless a usufruct or pledge has been established on such shares or on the depositary receipts issued therefor for the benefit of a person other than the company. The company or subsidiary respectively cannot cast votes for shares belonging to the company or the subsidiary or in respect of which either of them has a right of usufruct or pledge. The pledgee and usufructuary of shares belonging to the company or a subsidiary, respectively, shall also not have voting rights if the usufruct or the pledge was established by the company or the subsidiary, respectively. The company or a subsidiary, respectively, may not vote on a share in respect of which it holds the depositary receipts. When determining to what extent a certain part of the share capital is present or represented or to what extent a majority represents a certain part of the share capital, no account shall be taken of shares which are not entitled to voting rights; the provisions of this paragraph shall apply, *mutatis mutandis*, with respect to shares or depositary receipts for shares held by or for the account of legal entities and companies in which the company itself has a fifty per cent or more direct or indirect interest.

7.5. The company may accept a pledge of its own shares or depositary receipts issued therefor, only if:

a. the shares to be pledged are fully paid up;

b. the nominal amount of its own shares and the depositary receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-tenth of the issued capital; and

c. the general meeting of shareholders has approved the pledge agreement.

Reduction of the capital.

Article 8.

8.1. The general meeting of shareholders may, with due observance of section 99, Book 2, Dutch Civil Code, resolve to reduce the issued capital by cancellation of shares or by reduction of the nominal amount of the shares by means of an amendment to the articles of association. The shares referred to in such resolution must be designated therein and provisions for the implementation of the resolution must be made therein. Cancellation of shares with repayment or partial repayment or a release from the obligation to pay up, as referred to in section 99, Book 2, Dutch Civil Code, may also take place solely in respect of preference shares.

8.2. A resolution as referred to in the first sentence of paragraph 1 of this article shall require the approval of the supervisory board and shall require a majority of at least two-thirds of the votes cast in a general meeting of shareholders if less than one-half of the issued capital is represented at that meeting. A resolution to reduce the capital shall in addition require the prior or simultaneous approval by each group of shareholders of

the same class whose rights are prejudiced; in respect of such resolution the provision of the previous sentence shall apply, *mutatis mutandis*. The notice convening a meeting at which a resolution referred to in this paragraph is to be passed shall state the object of the reduction of capital and the manner of the implementation; section 123, subsections 2, 3 and 4, Book 2, Dutch Civil Code shall apply, *mutatis mutandis*.

Shares.

Article 9.

9.1. The shares shall be in registered form. The shares shall be numbered consecutively, from 1 onwards. The management board shall decide upon any further means of identification which may be necessary in order to distinguish the shares.

9.2. Share certificates will not be issued.

Ordinary shares in the giro system.

Article 10.

10.1. When an ordinary share is issued, the transfer for the purpose of incorporation of that share in a giro depot or a collective depot both as mentioned in the Act on securities transactions by giro (*"Wet giraal effectenverkeer"*) for the respective class of shares can be effected by the company without the cooperation of the other participants in that collective depot and without the cooperation of other affiliated institutions as mentioned in the Act on securities transactions by giro. For that purpose it is sufficient that the company enters the share in the share register meant in article 12 in the name of the central institute or the affiliated institution, as the case may be, thereby stating the fact that the share has become part of the giro depot or a collective depot, as the case may be, and the other information meant in article 12, paragraph 2, and the central institute or the affiliated institution accepts the transfer.

10.2. In the event that ordinary shares have been transferred to an affiliated institution for the purpose of incorporation in a central depot or to the central institute for the purpose of incorporation in a giro depot, the name and the address of the affiliated institution or the central institute, as the case may be, shall be entered in the register, together with the date on which the shares have been incorporated in the collective depot or the giro depot, as the case may be.

If an ordinary share is transferred for the purpose of incorporation in a collective depot, the transfer shall be accepted by the relevant affiliated institution. If an ordinary share is transferred for incorporation in the giro depot, the central institute shall accept the transfer. The transfer and acceptance may take place without the cooperation of the other participants in the collective depot and without the cooperation of other affiliated institutions.

10.3. The company may pursuant to a resolution of the management board, subject to the approval of the supervisory board preclude delivery of shares within the meaning of section 26 of the Act on securities transactions by giro. The resolution to that effect may not be invoked against a participant until six months after publication of the resolution in at least one national newspaper. The company may revoke such a resolution by way of a resolution of the management board, subject to the approval of the supervisory board. In such a case, delivery may take place from the day following that of the announcement of that resolution in at least one national newspaper.

10.4. An affiliated institution may transfer registered ordinary shares for the purpose of incorporation into the giro depot and, to the extent that delivery has not been precluded, deliver from a collective depot without the cooperation of the other participants. The central institute may, to the extent that delivery has not been precluded, deliver from the giro depot for incorporation in a collective depot without the cooperation of the other participants.

Joint holding.

Article 11.

If shares are included in a joint holding, other than as meant in article 10, the joint participants may only exercise their rights as shareholders through a person who has been designated by them in writing for that purpose.

Shareholders register.

Article 12.

12.1. A shareholders register shall be kept by or on behalf of the company, in which all shares in registered form shall be registered. The register may consist of several parts, which may be kept in different places.

12.2. In this register the names and addresses of the holders of preference shares and of the holders of ordinary shares in registered form shall be recorded, their addresses and the amount paid up on each share, the date on which they received the shares, the date of acknowledgement by or giving of notice to the company, the number of shares and further information concerning the shares as determined by the management board. In the register the names and addresses of those persons who have a right of usufruct or a right of pledge on those shares shall also be recorded, stating the date of acquisition of such right, the date of acknowledgement by the company or the date of service upon the company and which rights attached to the shares are vested in them in accordance with subsections 2, 3 and 4 of sections 88 and 89, Book 2, Dutch Civil Code. The register shall be regularly kept up-to-date. As for the preference shares, each release from the liability for payments not yet made shall also be recorded.

Each entry in the register shall be signed by a managing director and a supervisory director.

12.3. Upon request and at no cost the management board shall provide a holder of shares or a usufructuary and a pledgee of these shares with an extract from the register in respect of his right to a share. If the share is subject to a right of usufruct or a right of pledge, the extract shall state in whom the rights referred to in subsections 2, 3 and 4 of sections 88 and 89, Book 2, Dutch Civil Code are vested. The management board shall deposit the register at the office of the company for inspection by the shareholders and by the pledgees and usufructuaries in whom the rights referred to in subsection 4 of sections 88 and 89, Book 2, Dutch Civil Code are vested. The information in the register concerning preference shares which have not been paid up in full shall be available for public inspection; a copy or an extract of such information shall be provided at no more than cost.

12.4. The signatures, as referred to in this article, may be put in facsimile.

Transfer of shares.

Article 13.

13.1. The transfer of shares shall require an instrument intended for such purpose to which the transferor and the transferee are a party. The foregoing is, *mutatis mutandis*, applicable in respect of the vesting and transfer of a right of usufruct, a right of pledge and the division of a community of property to which the shares, the right of usufruct or the right of pledge belongs. After a legal act as referred to in the previous two sentences the rights attached to the shares concerned can only be effected after the written acknowledgement by the company or the service of the deed upon the company. The provisions of the previous sentence do not apply if, according to the deed, the company itself was a party to the legal act.

13.2. Save when the company itself is a party to the legal act, the acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor. Service of such instrument or such copy or extract upon the company shall be considered to have the same effect as an acknowledgement. In the case of a transfer of preference shares which have not been paid up in full, the acknowledgement may be made only if the instrument of transfer has a recorded, or otherwise fixed date.

Restrictions on the transfer of preference shares.

Article 14.

14.1. For each transfer of preference shares the approval of the management board shall be required, which approval shall require the prior approval of the supervisory board. The request for the approval shall be made in writing stating the name and address of the prospective acquirer of the shares, as well as the purchase price or other consideration the prospective acquirer is willing to pay or to give.

14.2. If the request for approval is refused, the management board must simultaneously designate one or more prospective purchasers who are willing and able to purchase for cash all of the preference shares to which the request for approval relates, at a price to be set by the transferor and the management board by common accord within two months after such designation.

Article 15

15.1. If the transferor has not within three months after the receipt by the company of the request for approval of the intended transfer received a written notification from the company concerning this request, or if a simultaneous timely written refusal of the approval is not accompanied by the designation of one or more prospective purchasers as referred to in article 14, paragraph 2, then the approval of the transfer shall after the expiration of the aforementioned period or after the receipt of such notification of refusal be deemed to have been granted.

15.2. If within two months of the refusal of the approval no agreement has been reached between the transferor and the management board concerning the price referred to in article 14, paragraph 2, this price shall be set by an expert to be appointed by the transferor and the management board by common accord, and failing agreement concerning this within three months after the refusal of the approval, by the president of the Chamber of Commerce and Industry which is competent to register the company in the trade register at the request of either party.

15.3. The transferor shall have the right to decide not to proceed with the transfer, provided

he notifies such in writing to the management board within one month after having been informed of both the name of the designated prospective purchaser or purchasers and the price as set.

15.4. In case of approval of the transfer within the meaning of article 14, paragraph 1 or paragraph 1 of this article, the transferor shall have the right during a period of three months after such approval, to transfer all of the shares to which his request applied to the acquirer mentioned in the request against the purchase price or other consideration mentioned by him as referred to in article 14, paragraph 1.

15.5. The costs incurred by the company relating to the transfer may be charged to the new acquirer.

Management board.

Article 16.

16.1. The company shall be managed, under the supervision of a supervisory board, by a management board consisting of one or more members whose number shall be set by the supervisory board.

16.2. The supervisory board may appoint one of the managing directors as Chief Executive Officer ("CEO"). The managing directors may distribute their duties among themselves. As far as this results in a permanent internal distribution for main duties within the enterprise, this distribution of duties shall require the approval of the supervisory board.

16.3. The management board may, with due observance of these articles of association and subject to the approval of the supervisory board, frame a set of rules regulating, *inter alia*, the allocation of its tasks over the various managing directors.

16.4. The management board shall meet regularly, and additionally whenever requested to do so by a managing director. All resolutions of the management board shall be adopted by an absolute majority of the votes cast. In a tied vote, the proposal shall be deemed to have been rejected, unless there are more than two managing directors and one of them has been appointed as CEO; in that case the CEO shall decide.

16.5. The management board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by fax, or by other written means of communication which are commonly utilised in the business world and provided all managing directors express themselves and no managing director has opposed this method of decision-making. A resolution passed in this way shall be registered in the minutes register of the management board; the documents evidencing the resolutions shall be kept with the minutes register.

16.6. Management board resolutions relating to the following matters shall be subject to the approval of the supervisory board:

a. issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;

b. cooperation in the issue of depositary receipts for shares;

c. application for listing or withdrawal of the Official Listing of the securities referred to in subsections a and b on any exchange;

d. entry into or termination of a continuing cooperation by the company with another legal person or partnership or as general partner with full liability in a limited

partnership or general partnership, if such cooperation or the termination thereof is of far-reaching significance for the company;

e. acquisition of a participation by it or by a dependent company in the capital of another company the value of which equals at least the sum of one-quarter of the issued capital and the reserves of the participating company, as shown in its balance sheet with explanatory notes, and any far-reaching change in the size of any such participation;

f. investments requiring an amount equal to at least the sum of one-quarter of the issued capital and the reserves of the company as shown in its balance sheet with explanatory notes;

g. a proposal to amend the articles of association;

h. a proposal to wind up the company;

i. application for compulsory liquidation and for a moratorium of payments;

j. termination of the employment of a considerable number of employees of the company or of a dependent company at the same time or within a short timespan;

k. far-reaching changes in the working conditions of a considerable number of employees of the company or of a dependent company;

l. a proposal to reduce the issued capital;

m. the adoption of pension schemes and conclusion of agreements with third parties, for the purpose of or relating to the granting of insurance or pension rights;

n. the conclusion of agreements as referred to by section 94, Book 2, Dutch Civil Code.

16.7. The absence of the approval of the supervisory board on a motion as referred to in paragraph 6 of this article, cannot be invoked by or towards third parties.
In these articles of association for the notion "dependent company" reference is made to section 152, Book 2, Dutch Civil Code.

16.8. Without prejudice to what has been provided in these articles of association, the approval of the general meeting of shareholders is furthermore required for resolutions of the management board regarding a significant change in the identity or nature of the company or the enterprise, including in any event:

a. the transfer of the enterprise or practically the entire enterprise to a third party;

b. to conclude or cancel any long-lasting cooperation by the company or a subsidiary (*"dochtermaatschappij"*) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company;

c. the acquisition or disposal by the company or a subsidiary of the company of a participating interest in the capital of a company with a value of at least one/third of the sum of the gross assets according to the consolidated balance sheet with explanatory notes thereto of the last adopted annual accounts.

Appointment, suspension and dismissal of managing directors.

Article 17.

17.1. Managing directors shall be appointed by the general meeting of shareholders. The general meeting of shareholders may at any time suspend and dismiss managing directors.
A managing director is appointed for a maximum period of four years, and unless a managing director resigns earlier, his appointment period shall end on the day of the first annual general meeting of shareholders, that will be held four years after his appointment. A managing director may be reappointed for a term of not more than four years at a time, with due observance of the provision in the previous sentence. The supervisory board may draw up a resignation schedule for the managing directors.

17.2. If one or more managing directors are to be appointed, the supervisory board may make a binding or a non-binding proposal, as explained in the following sentence:
As far as it concerns a binding nomination the management board shall therefore invite the supervisory board to make within sixty days a proposal so that for each appointment a choice can be made between at least two candidates. The general meeting of shareholders may at all times overrule the binding nature of a proposal by a resolution adopted by an absolute majority of the votes cast, provided such majority represents at least one-third of the issued share capital. If this proportion of the capital of at least one-third as referred in the previous sentence is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital represented at the meeting.
The binding or non-binding nomination shall be included in the notice convening the general meeting of shareholders at which the appointment shall be considered mentioning whether the nomination is binding or non-binding. If a binding nomination has not been made, the general meeting of shareholders may appoint a managing director at its discretion.

17.3. Unless at the proposal of the supervisory board, a resolution to suspend or remove a managing director may be passed only by the general meeting of shareholders with a majority of two-thirds of the votes cast, such majority representing more than half of the issued capital.
Concerning matters as referred to in this paragraph, it shall not be permitted to convene a second general meeting of shareholders pursuant to section 120, subsection 3, Book 2, Dutch Civil Code.

17.4. If either the general meeting of shareholders or the supervisory board has suspended a managing director, then the general meeting of shareholders must resolve within three months after the effective date of the suspension, either to remove the managing director, or to set aside or maintain the suspension, failing which the suspension shall cease. A resolution to maintain the suspension may be adopted only once and the suspension may be maintained for a period not exceeding three months as from the day on which the general meeting of shareholders has passed the resolution to maintain the suspension.
If the general meeting of shareholders has not resolved within the period set for the maintaining of the suspension either to remove the managing director or to set aside

the suspension, the suspension shall cease.

17.5. A suspended managing director shall be afforded the opportunity to justify himself at the general meeting of shareholders and to be assisted by a legal adviser.

Remuneration managing directors.

Article 18.

18.1. The company has a policy in respect of remuneration of the management board. The policy will be adopted by the general meeting of shareholders upon the proposal of the supervisory board.

18.2. The supervisory board shall determine the remuneration of the individual members of the management board, within the scope of the remuneration policy referred to in the previous paragraph. The supervisory board will submit for approval by the general meeting of shareholders a proposal regarding remuneration in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the managing board and which criteria apply to an award or a modification.

Representation.

Article 19.

19.1. The authority to represent the company shall be vested in the management board as well as in each managing director separately.

19.2. If a managing director, acting in his personal capacity enters into an agreement with the company or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented with respect thereto by one of the other managing directors or by a supervisory director to be designated by the supervisory board, unless the general meeting of shareholders designates a person for that purpose or unless the law provides otherwise for such designation Such person may also be the managing director who has the conflict of interest. If a managing director has an interest conflicting with that of the company otherwise than as described in the preceding sentence, he shall have the power to represent the company, to act just like each of the other managing directors.

Prevention from acting or failing.

Article 20.

In the event that one or more managing directors is prevented from acting or is failing to act, the remaining managing directors shall temporarily be in charge of the management, of the entire company, and in the event that all managing directors are prevented from acting or are failing to act, the supervisory board shall temporarily be in charge of the management. The supervisory board is then authorised to charge the management to one or more persons, whether or not from among its midst, and shall as soon as possible take necessary measures to fill the vacancies.

Authorised signatories.

Article 21.

The management board may grant to one or more persons, whether or not employed by the company, the power to represent the company (*"procuratie"*) or grant in a different manner the power to represent the company on a continuing basis. The management board may also grant such titles as it may determine to the persons referred to in the preceding sentence as well as to other persons, but only if they are employed by the company.

Supervisory board.

Article 22.

22.1. The supervision of the management as conducted by the management board and the general course of business in the company and the enterprise connected therewith shall be exercised by a supervisory board consisting of such number of supervisory directors as shall be set by the supervisory board which number shall be at least three.
The supervisory directors shall assist the management board with advice. In the performance of their duties the supervisory directors shall be guided by the interests of the company and the enterprise connected therewith.

22.2. The management board shall provide the supervisory board in good time with all information necessary for the exercise of the duties of the supervisory board. At least once per year the management board shall inform the supervisory board in writing of the main features of the strategic policy, the general and financial risks and the management and control systems of the company.
The management board shall then submit to the supervisory board for approval:
a) the operational and financial objectives of the company;
b) the strategy designed to achieve the objectives;
c) the parameters to be applied in relation to the strategy, *inter alia*, in respect of the financial ratios.

22.3. The supervisory board shall prepare a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the supervisory directors. The supervisory board shall discuss the profile and each amendment to the profile with the general meeting of shareholders.

Appointment, suspension and dismissal of supervisory directors.

Article 23.

Paragraphs 1 up to and including 5 of article 17 shall apply, *mutatis mutandis*, to the supervisory board and its members, provided:

a. that the supervisory board may however suspend a managing director, but may not suspend a supervisory director;
b. that together with a nomination for the appointment of a supervisory director the following information shall be given in respect of the candidate: his age, his profession, the number of shares in the share capital of the company held by him and the positions he holds or held insofar as relevant to the fulfilment of the duties as a supervisory director, as well as the legal entities for which he serves as a supervisory director whereby, in case legal entities are included which belong to the same group, it shall be sufficient to mention such group;
c. that a supervisory director is appointed for a maximum period of four years, and, unless a supervisory director resigns earlier, his appointment period shall end on the day of the first annual general meeting of shareholders, that will be held four years following his appointment. A supervisory director may be reappointed with due observance of the provision in the previous sentence. A supervisory director may be a member of the supervisory board for a period not longer than twelve years, which period may or may not be interrupted, unless the general meeting of shareholders resolves otherwise;
d. that the supervisory board shall prepare a resignation schedule; an amendment to that

schedule cannot entail that a supervisory director shall resign against his will before the end of his term of appointment.

The nomination for the appointment of a supervisory director shall include the reasons. Upon reappointment account shall be taken of the manner in which the candidate performed his duties as a supervisory director.

Remuneration supervisory directors.

Article 24.

The general meeting of shareholders shall determine the remuneration of supervisory board members, which shall consist of a fixed annual fee at the proposal of the supervisory board. A supervisory board member shall not be granted any shares and/or rights to shares by way of remuneration.

Article 25.

25.1. If it shall so desire, the supervisory board may at the company's expense engage the services of a chartered auditor and/or other experts.

25.2. If the supervisory board shall so resolve, one or more supervisory directors and the auditor and the experts referred to in paragraph 1 of this article shall have access to the company's premises and also the right to inspect all books and records, and to check the stocks and the cash in hand.

25.3. The managing directors shall furnish the supervisory directors and the auditor and experts appointed by the supervisory board with any information which they may require.

Organisation of the supervisory board.

Article 26.

26.1. The supervisory directors shall elect from among their midst a chairman and whether or not from among their midst a secretary. If at a meeting of the supervisory board the chairman should be absent, the meeting itself shall elect a chairman.

26.2. The supervisory board shall meet whenever the chairman or another supervisory director shall deem necessary.

26.3. The meeting may only adopt valid resolutions if at least half of the number of supervisory directors is present.

26.4. The managing directors shall attend the meetings of the supervisory board if invited to do so and shall furnish the meeting with all necessary information.

26.5. The supervisory board may, with due observance of these articles of association, frame a set of rules regulating, *inter alia*, the allocation of its tasks over the various supervisory directors.

26.6. Minutes of the business transacted at meetings of the supervisory board shall be taken by the secretary or, in his absence, by one of the other persons present, to whom the task will be allotted by the chairman. The minutes shall be confirmed and signed by the persons acting as chairman and secretary at the meeting.

26.7. All resolutions of this supervisory board shall require an absolute majority of votes in order to be passed.

26.8. The supervisory board may also adopt resolutions without holding a meeting provided such resolutions are adopted in writing, by fax, or by other written means of communication commonly utilised in the business world and provided all supervisory

directors express themselves and no supervisory director has opposed this method of decision-making.

A resolution passed in this way shall be kept with the minutes register of the supervisory board, which is kept by the secretary to the supervisory board; the documents evidencing the resolutions shall be kept with the minutes register.

26.9. In the event of a premature vacancy in the supervisory board, the supervisory board shall be deemed to be complete; however, the vacancy shall be filled as soon as possible.

Indemnification managing directors and supervisory directors.

Article 27.

Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the management and supervisory board:

(i) reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request;

(ii) any damages or fines payable by them as a result of an act or failure to act as referred to under (i);

(iii) the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the management or supervisory board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (*"opzettelijk"*), intentionally reckless (*"bewust roekeloos"*) or seriously culpable (*"ernstig verwijtbaar"*) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The supervisory board may give further implementation to the above with respect to members of the management board. The management board may give further implementation to the above with respect to members of the supervisory board.

Financial year and annual accounts.

Article 28.

28.1. The financial year shall coincide with the calendar year.

28.2. Each year within five months after the end of the financial year, save where this term is extended by the general meeting of shareholders on account of special circumstances, the management board shall prepare the annual accounts which shall be submitted to the general meeting of shareholders.

The annual accounts shall be accompanied by the report referred to in article 31, paragraph 2, sub a, and the certificate of the auditor of the company as referred to in paragraph 5 of this article. The annual accounts shall be signed by all managing directors and supervisory directors. If the signature of one or more of them is missing, this and the reason for such absence shall be stated.

28.3. From the day of notice concerning the general meeting of shareholders at which the

annual accounts are to be dealt with and until the end of that meeting, the documents in paragraph 2 shall be available at the company's office for inspection by the shareholders and the persons entitled thereto by law and the copies shall be available to them free of charge.

28.4. The management board and the supervisory board may propose to the general meeting of shareholders to grant them discharge for the performance of their duties during the financial year concerned, as far as this is evident from the annual accounts, the annual report and possible attachments thereto, as well as the explanation thereof in the general meeting of shareholders, such discharge to be dealt with immediately following the adoption of the annual accounts.

28.5. The general meeting of shareholders shall appoint a registered auditor (*"registeraccountant"*) or an auditor who is qualified as referred to in section 70b, subsection 1 (b.) of the Registered Accountant Act (*"Wet op de Registeraccountants"*), in order to audit the annual accounts prepared by the management board and to report to the supervisory board and to the management board. The general meeting of shareholders may dismiss the auditor at any time.

The auditor shall have the powers granted to and duties imposed upon him pursuant to section 393, subsections 3, 4 and 5, Book 2, Dutch Civil Code.

28.6. The annual accounts cannot be adopted, if the general meeting of shareholders has not been able to take cognisance of the auditor's certificate, which must be attached to the annual accounts, unless under the other particulars (*"overige gegevens"*) of the annual accounts there is stated a legal ground why the certificate is lacking.

Profit and loss.

Article 29.

29.1. When drawing up the annual accounts, the board of management shall charge such sums for the depreciation of the company's fixed assets and make such provisions for taxes and other purposes as shall be deemed advisable.

29.2. Any distribution of profits pursuant to the provisions of this article shall be made after the adoption of the annual accounts from which it appears that the same is permitted. The company may make distributions to the shareholders and to other persons entitled to distributable profits only to the extent that its shareholders' equity exceeds the sum of the amount of the paid and called up part of the capital and the reserves which must be maintained under the law.

A deficit may be offset against the statutory reserves only to the extent permitted by law.

29.3. a. The profit shall, if sufficient, be applied first in payment to the holders of preference shares of a percentage as specified in b. below of the compulsory amount due on these shares as at the commencement of the financial year for which the distribution is made.

b. The percentage referred to above in subparagraph a. shall be equal to the average of the Euribor interest charged for loans with a term of twelve months – weighted by the number of days for which this interest was applicable – during the financial year for which the distribution is made, increased by two hundred basis points.

c. If in the course of the financial year for which the distribution is made the compulsory amount to be paid on the preference shares has been decreased or, pursuant to a resolution for additional payments, increased, then the distribution shall be decreased or, if possible, increased by an amount equal to the aforementioned percentage of the amount of the decrease or increase as the case may be, calculated from the date of the decrease or from the day when the additional payment became compulsory, as the case may be.

d. If in the course of any financial year preference shares have been issued, the dividend on preference shares for that financial year shall be decreased proportionately up to the day of issue, with a part of a month to be regarded as a full month.

e. If the profit for a financial year is being determined and if in that financial year one or more preference shares have been cancelled with repayment or full repayment has taken place on preference shares, the persons who according to the shareholders' register referred to in article 12 at the time of such cancellation or repayment were recorded as the holders of these preference shares, shall have an inalienable right to a distribution of profit as described hereinafter. The profit which, if sufficient, shall be distributed to such a person shall be equal to the amount of the distribution to which he would be entitled pursuant to the provisions of paragraph 2 if at the time of the determination of the profits he had still been the holder of the preference shares referred to above, calculated on a time-proportionate basis for the period during which he held preference shares in that financial year, with a part of a month to be regarded as a full month. In respect of an amendment of the provisions laid down in this paragraph, the reservation referred to in section 122, Book 2, Dutch Civil Code is hereby explicitly made.

f. If in any one financial year the profit referred to above in subparagraph a. is not sufficient to make the distributions referred to in this article, then the provisions of this paragraph and those laid down hereinafter in this article shall in the subsequent financial years not apply until the deficit has been made good.

g. further payment out of the profits on the preference shares shall not take place.

29.4. The management board is authorised, subject to the approval of the supervisory board, to determine each year what part of the profits shall be transferred to the reserves, after the provisions of the preceding paragraph have been applied.

29.5. From the balance of the profit then remaining, the holders of ordinary shares shall if possible receive a dividend of four per cent on the nominal value of their share holding.

29.6. The residue of the profit shall be at the disposal of the general meeting of shareholders.

29.7. The general meeting of shareholders may only resolve to distribute any reserves upon the proposal of the management board, subject to the approval of the supervisory board.

Dividend.

Article 30.

30.1. Dividends shall become due and payable within fourteen days after they have been declared by the general meeting of shareholders.

Dividends which have not been collected within five years of the date on which they became due and payable shall revert to the company.

30.2. If and to the extent that the company has profits and subject to the provisions of section 105, subsection 4, Book 2, Dutch Civil Code, the general meeting of shareholders may upon the proposal of the management board resolve to pay an interim dividend. The payment of interim dividends may also be limited to preference shares only.

30.3. Upon the proposal of the management board, subject to the approval of the supervisory board, dividend (including interim dividend) on ordinary shares may be paid out in whole or in part in shares of the company.

General meetings of shareholders.

Article 31.

31.1. Every year a general meeting of shareholders shall be held not later than in the month of June.

31.2. The agenda for this meeting shall include in any case the following items:

a. the consideration of the written annual report of the management board concerning the company's affairs and the management as conducted during the previous financial year;

b. the adoption of the annual accounts;

c. the allocation of profits;

d. all other items which are put on the agenda.

The provisions referred to under a, b and c leave available the possibility that the general meeting of shareholders shall resolve on grounds of special circumstances to extend for a maximum of six months the term within which the annual accounts and the annual report with attachments must be prepared and submitted to the general meeting of shareholders. If the agenda includes (i) discharge to managing directors for their management performed during a financial year and/or (ii) discharge to supervisory directors for their supervision during a financial year, these items shall be dealt with as separate agenda items.

31.3. Extraordinary general meetings of shareholders shall be held whenever the management board and/or the supervisory board shall deem desirable.

31.4. Proposals of persons who are entitled to attend meetings will only be included in the agenda, if such proposal is made in writing to the management board not later than sixty days before that meeting by persons who are entitled to attend the meetings, solely or jointly representing shares amounting to at least one-hundredth of the issued share capital, or with a market value of at least fifty million euro (EUR 50,000,000), unless this would be contrary to important interests of the company.

31.5. If the management board has evidence that the shareholders' equity of the company has declined to an amount equal to or less than one half of the sum of the paid up capital and calls, a general meeting of shareholders shall be convened within three months to discuss any measures that may be necessary.

Place of meetings and notice.

Article 32.

32.1. General meetings of shareholders shall be held in Schiedam, Rotterdam, The Hague, Amsterdam or Haarlemmermeer (Schiphol).

32.2. General meetings of shareholders shall be convened by the management board and/or the supervisory board, by means of advertisement in at least one national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V. At least fourteen days' notice of any meeting shall be given, not counting the day on which such notice is given and the day of the meeting; the convening notice shall at the same time state that the items of business to be transacted and the motions to be tabled are available for inspection of shareholders and persons who by law are entitled to attend the general meeting of shareholders, at the company's office and at a place which the person by whom notice of such meeting is given shall designate, without prejudice to the provisions of section 123, Book 2, Dutch Civil Code; alternatively, the agenda for the meeting will be embodied in the advertisement. The convening notice shall state that copies of the agenda, with any attachments, may be obtained free of charge by shareholders and persons who by law are entitled to attend the general meeting of shareholders.

Conduct of the meeting and minutes.

Article 33.

33.1. The general meeting of shareholders shall be presided over by the chairman of the supervisory board or, in his absence, by the longest serving member of the supervisory board or, in the absence of all the members of the supervisory board, by a person chosen by the management board whether or not from among their midst.

33.2. All issues concerning admittance to the general meeting, concerning the exercising of the voting right and the outcome of votes, as well as all other issues relating to the proceedings at the meeting, shall notwithstanding the provisions of section 13 subsection 4, Book 2, Dutch Civil Code, be decided by the chairman of the meeting in question.

33.3. Unless a notarial record ("*proces-verbaal*") is made of the business transacted at the meeting, minutes shall be taken. The minutes shall be adopted and in evidence thereof be signed by the chairman and the secretary of the meeting.
The notarial record, or the minutes as the case may be, shall state the number of shares represented at the meeting and the number of votes that may be cast, on the basis of the attendance list referred to in article 35, paragraph 1; the attendance list referred to in article 35, paragraph 1, shall not form part of the notarial record or the minutes, and shall not be made available to a person entitled to attend meetings, unless the person entitled to attend meetings shows that he has a reasonable interest therein for the verification of the correct course of the proceedings at the meeting in question.
After the execution of the notarial instrument, or after the adoption of the minutes by the chairman and the secretary of the meeting in question, as the case may be, a copy of the notarial record, or the minutes, as the case may be, shall be deposited at the office of the company for inspection by the persons entitled to attend meetings.

33.4. The chairman of the meeting and any managing director and any supervisory director may at any time give instructions for a notarial record to be made, at the company's expense.

Access to the general meeting of shareholders.

Article 34.

34.1. The following are entitled to attend the general meeting of shareholders:

a. the shareholders or their representatives;

b. the holders of depositary receipts for shares issued with the cooperation of the company, or their representatives;

c. usufructuaries and pledgees of shares, insofar as they are entitled to attend or their representatives;

d. the supervisory directors;

e. the managing directors;

f. if a notarial record of the proceedings at the meeting is to be made, the civil-law notary and those persons whom he considers necessary in connection with the recording of the proceedings;

g. persons invited by the chairman of the meeting.

Shareholders, holders of depositary receipts issued with cooperation of the company, usufructuaries and pledgees, as far as they have the right to attend are also referred to in these articles of association as: "persons who are entitled to attend meetings".

34.2. Unless the provisions of paragraph 4 are applicable, each holder of shares which do not belong to a collective depot or a giro depot as referred to in the Act on securities transactions by giro ("*Wet giraal effectenverkeer*"), as well as every other person entitled to attend meetings whose rights derive from these shares, is authorised only in person or through an authorised person to attend the general meeting of shareholders, to speak at that meeting and, to the extent he has voting rights, to vote at that meeting, if he has informed the management board in writing of his intention to attend the meeting. This notification must be received by the management board not later than the seventh day before the day of the meeting.

If and to the extent that the aforementioned rights relate to shares which belong to a collective depot, each person who is entitled as a participant in the collective depot is authorised to exercise these rights if he has deposited a written declaration at the offices of the company or elswhere as mentioned in the notice convening the meeting, stating that the number of shares as mentioned in that declaration belongs to a collective depot and that the person as referred to in that declaration is a participant in the collective depot for the mentioned number of shares and shall remain so until after the close of the meeting.

34.3. If the meeting rights according to paragraph 2 shall be exercised by a person authorised in writing, additional to the prescribed notification and notwithstanding the deposition requirement, the power of attorney must be received by the management board not later than the seventh day before the day of the meeting.

34.4. The management board may determine that the persons entitled to attend meetings referred to in paragraphs 1 and 2, are (i) persons who are entitled to attend meetings at a date to be determined by the management board, such date is hereinafter referred to as: the "registration date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the management board, hereinafter to be referred to as: the "register", provided that (iii) before the day of the general meeting the holder of the register at the request of the person entitled to attend meetings has informed the company in writing of the intention of the person entitled to attend

meetings referred to, to attend the general meeting of shareholders. This is regardless of who is a person entitled to attend meetings at the time of the general meeting of shareholders. The notice states the name and the number of shares for which the shareholder or other person entitled to attend meetings is entitled to attend the general meeting of shareholders. The provision regarding the notice to the company referred to under (iii) applies equally to the person authorised in writing by the person entitled to attend meetings.

34.5. The registration date as referred to in paragraph 4 cannot be set earlier than the seventh day and not later than the third day before the day of the meeting.

34.6. If the management board uses its authority as referred to in paragraph 4, persons authorised in writing must deliver their power of attorney to the holder of the register before the notification as referred to in paragraph 4 occurs. The holder of the register shall send the delivered powers of attorney along with the written notification to the company as referred to in paragraph 4 sub (iii).

Article 35.

35.1. Before being admitted to a meeting, shareholders and other persons entitled to attend meetings or their representatives, must sign an attendance book, stating their names and, in the case of those who are entitled to vote, the number of votes which they are entitled to cast, and in the case of representatives the name of the person or persons whom they are representing.

35.2. If, at the initiative of the company, the shareholders are invited to vote by proxy via banks and/or in any other manner, authority to cast votes on their behalf being vested in a notary chosen by the company and their votes being recorded on forms provided by the company, then, notwithstanding the provisions of paragraph 1, the names of those on whose behalf the said civil-law notary acts shall not be entered in the attendance book.

Voting rights.

Article 36.

36.1. The number of shares of each person entitled to vote is equal to the multiple of the nominal amount of the smallest share included in the aggregate nominal amount of his shares, whereby fractions of votes shall be disregarded.

36.2. Unless the law or these articles of association explicitly and mandatorily prescribe a larger majority, all resolutions shall be adopted by an absolute majority of votes. In a tied vote, the proposal shall have been rejected.

36.3. If, in votes concerning the appointment of a person, no candidate obtains an absolute majority, a second free vote shall be taken. If then no person obtains an absolute majority, a further poll shall take place between the two persons who obtained the most votes upon the second vote. If in that event more than two persons qualify for such a further poll, lots shall be drawn to decide which two of them shall form the subject of a further vote. If only one person received the largest number of votes, a poll shall be taken between this person and the person who received the second largest number of votes; if more than one person is in the latter position, lots shall be drawn to decide which of them shall qualify for a further vote. The person who then receives the largest number of votes shall be deemed to have been elected. If a tie occurs in the third poll,

the issue shall be decided by a ballot.

36.4. Votes in respect of matters shall be oral, votes in respect of persons by way of unsigned voting ballots. However, with the approval of the meeting, persons may be appointed by acclamation.

36.5. Blank votes and invalid votes shall be regarded as not having been cast.

36.6. All disputes concerning votes which are not provided for in these articles of association shall be decided by the chairman.

Meetings of holders of preference shares.

Article 37.

37.1. Meetings of holders of preference shares shall be held whenever a resolution by such a meeting is required.

37.2. Meetings of holders of preference shares shall be subject to the rules governing a general meeting of shareholders, with the difference that the notice of such a meeting shall be given not later than on the eighth day preceding the date of the meeting.

37.3. The meeting of holders of preference shares may also adopt resolutions without holding a meeting provided such resolutions are adopted in writing, by fax, or by other written means of communication commonly utilised in the business world and provided all persons entitled to vote express themselves in favour of the proposal.

Amendment of the articles of association, dissolution and liquidation.

Article 38.

The general meeting of shareholders may adopt a resolution to amend the articles of association or to dissolve the company by an absolute majority of votes, but solely upon the proposal of the management board subject to the approval of the supervisory board.

Article 39.

39.1. In the event of the dissolution of the company, it shall be liquidated in accordance with the statutory provisions. The articles of association will, as far as possible, remain in full force during the liquidation.

39.2. The balance of the company's assets remaining after all liabilities have been paid shall, if possible, first be applied for the payment to all the holders of preference shares of the nominal amount paid on their preference shares, plus the dividend still payable at the time of the liquidation on the preference shares calculated for the period up to and including the date on which the balance after liquidation has been made payable. Any balance then remaining shall be distributed between the other shareholders, *pro rata*, to the aggregate amount of their shares.

39.3. After the company has ceased to exist, the company's books and records shall for a period of seven years remain in the custody of the person designated for the purpose by the general meeting of shareholders.

Transitional provision.

Article 40.

40.1. The management board, subject to the approval of the supervisory board, may at a point of time as determined by the management board resolve that the then issued ordinary shares in bearer form are converted into the same number of ordinary shares in registered form with the same par value. The point of time referred to in the previous sentence shall be at least six months after the publication in at least one national

newspaper of the relevant resolution of the management board. Article 10 shall apply, *mutatis mutandis*.

40.2. Following the conversion of the ordinary shares in bearer form into registered ordinary shares in accordance with the previous paragraph, shareholders and usufructuaries and pledgees whose rights are based on an ordinary share in bearer form may not exercise the rights attached to that share as long as they (a) are not registered in the shareholders register or (b) have not transferred the share to an affiliated institution for the purpose of incorporation in a collective depot, both as referred to in the Act on securities transactions by giro ("*Wet giraal effectenverkeer*").

40.3. Registration and transfer as referred to in the previous paragraph may take place only against delivery of the share certificates to the company.
The company will make charges for any exchange as referred to above four months after the date on which the ordinary shares in bearer form are converted into registered ordinary shares.

Final provision.

Article 41.

The provisions of paragraphs 7 and 8 of article 4 shall become null and void if and as soon as it is established that the requirements laid down in annex X of Rulebook II of Euronext Amsterdam N.V. (the former Listing and Issuing Rules (*"Fondsenreglement"*)), on the basis of which the provisions of paragraphs 7 and 8 of article 4 have been included in the articles of association of the company, are no longer in force, and this without prejudice to the relevant statutory provisions.

Finally the person appearing declares:

a. each issued ordinary share with a par value of one euro (EUR 1) is split into four (4) ordinary shares with a par value of twenty-five eurocent (EUR 0.25) each by and through the execution of this deed;

b. as a consequence of the execution of this deed the issued and paid up share capital of the company amounts to thirty-four million six hundred eighty-seven thousand one hundred and one euro (EUR 34,687,101).

The required ministerial declaration of no-objection was granted on the sixteenth day of May two thousand and six, number N.V. 89.508.

The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at eighteen hours and thirty minutes.

(signed): R. Bosveld, C.W. de Monchy.

Excerpt of decisions, taken in the Annual General Meeting of shareholders of SBM Offshore N.V., May 19, 2006:

Agenda item:

9. Authorisation to redeem own shares.

10. Authorisation
   a. to issue new ordinary shares;
   b. to restrict or withdraw the preferential right of shareholders when new ordinary shares are issued.

Toelichting op agenda punten:

Re item 9.
Pursuant to Article 7 clause 1 of the Articles of Association, the Managing Directors may, if authorised by the General Meeting of Shareholders and the Supervisory Board, cause the Company to acquire up to a maximum of ten percent of fully paid shares in its own capital.

It is proposed to authorise the Managing Directors in this respect up to a maximum of ten percent of the fully paid ordinary shares. This authorisation applies to the maximum period of eighteen months as from today, provided that the price per share will not exceed 110% of the highest price on the stock exchange of Euronext Amsterdam on the trading day prior to the day on which the purchase is made and will not be less than € 0.01. For preferential shares the price will be equal to the nominal value.

Re item 10.
Pursuant to Article 4 clause 1 and Article 6 clause 6 of the Articles of Association, the General Meeting of Shareholders can confer on the Managing Directors the authority to issue ordinary shares or preference shares, to extend the right to acquire shares and to restrict or withdraw preferential rights of the shareholders in respect of ordinary shares, for a period up to five years, and subject to the approval of the Supervisory Board.

It is proposed:

a. to confer the authority on the Managing Directors for a period of eighteen months as from today, and subject to the approval of the Supervisory Board to issue ordinary shares and to extend the right to acquire ordinary shares, up to ten percent of the total of outstanding ordinary shares at that time;

b. to confer the authority on the Managing Directors for a period of eighteen months as from today, and subject to the approval of the Supervisory Board to restrict or withdraw preferential rights of the shareholders in respect of ordinary shares when new ordinary shares are issued.

Ad 10.
Ingevolge artikel 4 lid 1 en artikel 6 lid 6 van de statuten kan de algemene vergadering van aandeelhouders de directie de bevoegdheid verlenen tot uitgifte van gewone en/of preferente aandelen, het verlenen van rechten tot het nemen van aandelen, respectievelijk het voorkeursrecht op uit te geven aandelen te beperken of uit te sluiten, voor een maximale periode van vijf jaar, onder goedkeuring van de raad van commissarissen.

Both agenda items have been approved with a qualifying majority of the votes.

SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam
Registration Chamber of Commerce Rotterdam: nr. 24233482

List of group companies and minority interest > 20% as at 31 December 2005, drawn up in accordance with Dutch corporate law.

Name and statutory seat	**Share in the authorized and issued share capital**
Bahamas	
SBM Bahamas Ltd., Nassau	
TII Marine Ltd., Nassau	
Gas Management (Congo) Ltd., Nassau	49 %
Bermuda	
Sakhalin Storage Ltd., Hamilton	
Sonasing Sanha Ltd., Hamilton	50 %
Sonasing Kuito Ltd., Hamilton	50 %
Anchor Storage Ltd., Hamilton	49 %
South East Shipping Co. Ltd., Hamilton	75 %
Protrack Shipping Ltd., Hamilton	
Eagle Production Ltd., Hamilton	
Sonasing Xikomba Ltd., Hamilton	50 %
SBM Atlas Ltd., Hamilton	
SBM Thalassa Ltd., Hamilton	
B.E. Storage Ltd., Hamilton	
OPS-Serviços de Produção de Petroleos Ltd, Hamilton	50 %
Sakhalin Marine Ltd, Hamilton	
Brazil	
SBM Operações s/c Ltda, Macaé	
SBM Serviços s/c Ltda, Macaé	
SBM do Brasil Ltda, Macaé	
Singlebuoy Participações s/c Ltda, Macaé	
SBM Golfinho Operações Maritimas Ltda, Victoria	
SBM Capixaba Serviçöes Maritimos Ltda, Victoria	
Canada	
SBM Canada Inc., St. John's Newfoundland	
Cayman Islands	
SBM Investment Inc., Georgetown	
SBM Production Inc., Georgetown	
Cyprus	
Vasilikos LNG Limited, Nicosia	51 %

1) *Unless otherwise stated, there is a 100% interest*

List of group companies and minority interest > 20% (cont'd)

Name and statutory seat	Share in the authorized and issued capital [1)]
Liberia	
TII Marine Inc., Monrovia	
SEP International Co. Ltd., Monrovia	
Malaysia	
Malaysia Deepwater Floating Terminal Kikeh Limited, Lubuan	49 %
Malaysia Deepwater Production Contractors Sdn Bhd, Kuala Lumpur	49 %
NKI Enterprise (Maleisië) Sdn Bhd	
Monaco / France	
Offshore Energy Development Corp. S.A.M., Monaco	
Single Buoy Moorings Tempower S.A.M., Monaco	
L'Alizé S.C.I., Monaco	
Le Concorde SCI, Monaco	
Single Buoy Moorings Bd'E (S.A.M.), Monaco	
SBM Offshore Contractors Bd'E (S.A.M.), Monaco	
Floating Production Services S.A.M., Monaco	
Solgaz S.A., Boulogne Billancourt	49 %
SBM France S.A., Paris	
The Netherlands	
Gusto B.V., Schiedam	
Gusto Projects B.V., Schiedam	
Gusto Ontwikkeling en Beheer B.V., Schiedam	
Marine Structure Consultants (MSC) B.V., Schiedam	
SBM Holland B.V., Schiedam	
Rang Dong Production B.V., Schiedam	
Tantawan Production B.V., Schiedam	
SBM Gusto B.V., Schiedam	
SBM Inter Holding B.V., Schiedam	
NKI Group B.V., Dongen	
NKI Aviobridge B.V., Dongen	
SBM Inter Nederland B.V., Schiedam	
Van der Giessen-de Noord N.V., Krimpen aan den IJssel	
Nigeria	
SBM Marine (Nigeria) Ltd., Lagos	60 %
SBM Services (Nigeria) Ltd., Lagos	60 %
FPSO Mystras (Nigeria) Ltd., Lagos	
Protrack Shipping (Nigeria) Ltd., Lagos	
Niger Offshore Services Ltd., Lagos	60 %

1) *Unless otherwise stated, there is a 100% interest*

SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam
Registration Chamber of Commerce Rotterdam: nr. 24233482

List of group companies and minority interest > 20% (cont'd)

Name and statutory seat	**Share in the authorized and issued capital** [1]
Panama	
SBM Diamond Venture S.A., Panama City	70 %
SBM Gas Project S.A., Panama City	
TII Panama Inc., Panama City	
Portugal (Madeira)	
FPSO Firenze Produção de Petróleo Ltda. Funchal, Madeira	50 %
FPSO Mystras - Produção de Petróleo Ltda, Funchal, Madeira	50 %
Singapore	
SBM Asia Services Pte Ltd., Singapore	
NKI Asia Pacific Pte Limited, Singapore	
Switzerland	
SBM Holding Inc. SA, Marly	
Floating Storage Inc. S.A., Marly	
Tempower Inc., Marly	
SBM Services Inc., Marly	
SBM Systems Inc., Marly	
SBM Seatech Inc., Marly	
SBM Installer S.A., Marly	
SBM Espirito do Mar Inc., Marly	
SBM Offshore Services Inc., Marly	
Single Buoy Moorings Inc., Marly	
Advanced Deep Sea Installation Inc., Marly	49.9 %
SBM Offshore Contractors Inc., Marly	
SBM Espirito Santos Inc, Marly	
SBM Production Contractors Inc. SA, Marly	
Thailand	
SBM Marine Services Thailand Ltd, Bangkok	
United Kingdom	
Single Buoy Moorings (UK) Ltd., Aberdeen	
SBM Marine Ltd., Isle of Man	

1) *Unless otherwise stated, there is a 100% interest*

SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam
Registration Chamber of Commerce Rotterdam: nr. 24233482

List of group companies and minority interest > 20% (cont'd)

Name and statutory seat	**Share in the authorized and issued capital** [1]
U.S.A.	
Single Buoy Holdings Inc., New Castle Country, Delaware	
Atlantia Corporation, Houston, Texas	
Seahorse Equipment Corporation, Houston, Texas	
Seastar Platform Partners Inc., Houston, Texas	
Atlantia Energy Corporation, Las Vegas, Nevada	
Atlantia Offshore Ltd, Houston, Texas	
Gusto MSC Inc., Houston, Texas	
SBM – IMODCO Inc., Houston, Houston, Texas	
Single Buoy Moorings of America Inc., Houston, Texas	
NKI Inc., Atlanta, Georgia	

1) *Unless otherwise stated, there is a 100% interest*

Press release - SBM Offshore N.V. 18 May 2006

SBM OFFSHORE RAISES NET INCOME EXPECTATIONS

SBM Offshore N.V. (the Company) is pleased to announce that it has raised its 2006 net income expectations from the US$ 165 million originally forecast in January of this year to US$ 185 million. This increase results from several developments during recent months:

- recently announced major contract awards and execution of contracts in hand have enhanced expected returns from turnkey systems projects in 2006;
- good performance of F(P)SO fleet generates bonus revenues in excess of originally budgeted amounts;
- confirmation from Total of a one year extension to the lease and operate contract for the LPG FSO Nkossa II currently operating offshore Congo;
- net interest expense will be lower than expected, mainly due to accelerated cashflow compared to budget, prepayment of certain project loans and negotiation of reduced margins on other facilities.

The Company will provide a more detailed update of full year expectations at the time of publication of its half-year results.

FINANCIAL AGENDA

Annual General Meeting of Shareholders 2006	19 May	2006
Ex-dividend Date	23 May	2006
Half-year Results 2006 - Press Release	28 August	2006
Half-year Results 2006 - Analysts Presentations (Amsterdam and London)	29 August	2006

CORPORATE PROFILE

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through FSOs and FPSOs owned and operated by the Company;

- Offshore construction and installation contracting services;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialized work vessels.

The Board of Management

Schiedam, 18 May 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

RECEIVED

2007 APR -5 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release - SBM Offshore N.V. 2 May 2006

NEW ORDERS FOR SBM OFFSHORE
CHEVRON AWARDS FRADE FPSO

NEW TURNKEY SUPPLY ORDERS

SBM Offshore N.V. is pleased to announce that the Company has recently received a number of Letters of Intent and Contract Awards as follows:

FPSO for Chevron, Frade, Brazil

A Letter of Intent was signed on April 26, 2006 by Chevron Frade LLC, a subsidiary of Chevron, and Single Buoy Moorings Inc under which the parties undertake to execute a lump sum Engineering, Procurement, Construction and Installation (EPCI) contract covering the provision of an FPSO based on the conversion of the VLCC 'Lu San' from SBM inventory. In addition to the EPCI contract the parties intend to enter into an Operations Contract for a minimum period of three years.

The FPSO, moored by an internal turret accommodating 33 risers, will be fitted with topsides for the production of 100,000 barrels of oil, treatment and compression of 106 million standard cubic feet of gas and treatment and injection of 150,000 barrels of water per day.

Installation in 1,080 meters of water depth at the Frade field offshore Brazil is scheduled for the second quarter of 2008.

Tanker Loading Terminals for Petrobras, Pra, Brazil

An order was received from Petrobras for the turnkey supply of two very large and complex CALM terminals for installation at PRA in the Campos basin. These systems will handle the loading into export tankers of the oil produced from several fields in the Campos basin, flowing to the buoys via a gathering and booster platform and a large FSO. The buoys will be fabricated locally in Brazil and are due to be installed in the third quarter of 2007.

Tanker Loading and Discharge Terminals for India

Contracts have been signed for the supply of one crude oil import terminal and two refined products export terminals of the Catenary Anchor Leg Mooring (CALM) type for a location in India. Delivery is scheduled for the first quarter of 2007.

Basic Design Packages and Supply of Proprietary Hardware Components for Jack-Up Drilling Rigs, Labroy Offshore

A contract was signed with Labroy Offshore covering the basic design and the supply of proprietary hardware components, including the skidding, fixation and jacking systems, for two jack-up drilling rigs to be built at Batam, Indonesia. The rigs will be delivered in 2007 and 2008 respectively.

The aggregate portfolio value of the above projects amounts to approximately 750 million US Dollars.

UPDATE EXXONMOBIL FPSO LEASE AWARD

As previously announced in January 2006 an agreement was signed with an ExxonMobil affiliate, Esso Exploration Angola (Block 15) Limited, as Operator of Angola's Block 15, under which the Company commenced project development activities for two FPSOs for the Kizomba 'C' development offshore Angola. The Company is pleased to advise that the formal contracts between the parties, covering the lease and operation of both the Mondo and Saxi-Batuque FPSOs, have been signed in March and April 2006 respectively.

FINANCIAL AGENDA

Annual Report 2005	2 May	2006
Annual General Meeting of Shareholders 2006	19 May	2006
Ex-dividend Date	23 May	2006
Half-year Results 2006 - Press Release	28 August	2006
Half-year Results 2006 - Analysts Presentations (Amsterdam and London)	29 August	2006

CORPORATE PROFILE

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through FSOs and FPSOs owned and operated by the Company;

- Offshore construction and installation contracting services;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialized work vessels.

The Board of Management — Schiedam, 2 May 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

Press release - SBM Offshore N.V. 21 February 2007

SBM OFFSHORE BOOKS FPSO LEASE EXTENSION AND TURNKEY SUPPLY ORDERS

SBM Offshore N.V. is pleased to announce that the Company has recently received an extension of one of its FPSO lease contracts and a number of orders in the turnkey supply segment of its activities.

1. FPSO Lease Extension

Petrobras has exercised the three year extension option in the lease contract of the FPSO Brasil, owned and operated in joint venture between SBM and MISC Berhad, thus extending the service of this FPSO in the Roncador field offshore Brazil until May 2012.

2. Turnkey Supply Orders

During recent weeks the Company secured a number of turnkey supply orders as follows:

- From Total Cameroun a contract for the supply and the offshore change out of a CALM buoy and ancillaries at the Kole field offshore Cameroon. The CALM buoy, built at the yard of Nigerdock in Lagos is the second structure for the offshore industry locally built by SBM in Nigeria and subsequently exported;
- From Statoil ASA the order to supply a very large swivel stack comprising high pressure oil and gas flow paths and hydraulic and electric control swivels. The stack will be installed on the Norne FPSO operating offshore Norway as part of an upgrade of the vessel and tie-in of additional production;
- From the Chinese drilling contractor CSOL an order for the provision of the basic design package for the construction of two jack-up drilling rigs and the supply of the leg fixation and drill floor skidding systems for these two units.

3. Portfolio Value

The cumulative portfolio value of the above orders is approximately 130 million US Dollars.

4. Final Results 2006 - Analysts Presentation - New Dates

The Company has brought forward the dates for the press release of the final results 2006 and the subsequent analysts presentation as follows:

- Press release final results 2006: Monday March 26 at 18.00 hrs CET
- Analysts presentation in Amsterdam: Tuesday March 27 at 16.00 hrs CET

The analysts presentation will be webcast on the Company website.

5. Financial Agenda

Preliminary Results 2006 - Press Release & Conference Call	30 January	2007
Final Results 2006 - Press Release	**26 March**	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	**27 March**	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

6. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;

- Design, construction and supply of semi-submersible drilling platforms;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;

- Offshore construction and installation contracting services.

The Board of Management   Schiedam, 21 February 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: **Mr. Hans Peereboom, V.P. Investor Relations**

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) (0) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

SBM OFFSHORE

RECEIVED

2007 APR -5 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release - SBM Offshore N.V. **23 January 2006**

AGREEMENT FOR KIZOMBA "C" FPSOs
LEASE OF AQUILA FPSO EXTENDED
ORDERS FOR TANKER TERMINALS

NEW ORDERS

ExxonMobil FPSOs

SBM Offshore N.V. is pleased to announce that the Company has signed with an ExxonMobil affiliate, Esso Exploration Angola (Block 15) Limited, as Operator of Angola's Block 15, an agreement under which SBM will proceed with project development activities for two FPSOs for the Kizomba "C" development offshore Angola. Subject to a funding decision by the co-venturers, it is the intention of the parties to enter into definitive lease and operation contracts.

The contracts will be between Esso and the Sonangol / SBM Joint Venture companies Sonasing and OPS. The remuneration structure of the contracts and the duration of the leases will be disclosed after signing of the contracts.

These new FPSO conversions will be an extension of ExxonMobil's Early Production System (EPS) concept, with enhanced processing capacity. The FPSOs will be installed at the Mondo and the Saxi-Batuque fields in water depths of approximately 700 meters. The units will be based on the conversion of VLCCs taken from SBM's inventory. Each will be designed to produce 100,000 barrels of oil per day, and will have a storage capacity of close to 2,000,000 barrels. The FPSOs, moored by external turrets, will further be fitted with large capacity water and gas treatment and reinjection facilities as well as the related power generation equipment.

The two units will be completed and installed on site offshore Angola by the second quarter of 2008.

Aquila FPSO

The SBM/Saipem Joint Venture FFPP has received from Eni S.p.A. confirmation of an extension of the lease and operate contract of the FPSO Firenze, deployed on the Aquila Field in the Adriatic Sea offshore Italy, until the end of December 2007.

Tanker Terminals

An order has been received from the Willbros Group for the supply of a Catenary Anchor Leg Mooring system to be installed at the Escravos terminal in Nigeria. The system will be used for the export of the products of the "Gas To Liquid" plant of Chevron, currently under construction.

BP America Production Company placed an order for the supply of two CALM systems for deployment in the Gulf of Mexico offshore Louisiana. These tanker loading systems are part of BP's hurricane contingency plan and will be used to temporarily moor a storage and offloading tanker in the event of damage to the offshore pipeline and/or onshore infrastructure following a hurricane.

Portfolio Value

The aggregate portfolio value of the above projects amounts to approximately 1,5 billion US Dollars. This figure includes, for the lease and operate contracts, the SBM share of the non discounted revenues over the firm contract durations.

PRELIMINARY RESULTS 2005 / EXPECTATIONS 2006

A press release with the Company's preliminary results 2005 and expectations 2006 will be issued on Monday January 30, 2006 at 17.30 hrs CET.

A Conference Call is scheduled that same day at 18.00 hrs CET where Didier Keller (CEO) and Mark Miles (CFO) will be available to answer questions related to the release. The dial-in number for participants will be +31 (0) 20 531 5851.

During the 48 hours following the event there will be the possibility to listen to a replay of the Conference Call at dial-in number +31 (0) 70 315 4300, access code 123784#.

FINANCIAL AGENDA

Preliminary Results 2005	30 January	2006
Final Results 2005 - Press Release	29 March	2006
Final Results 2005 - Analysts Presentations (Amsterdam and London)	30 March	2006
Annual Report 2005	Early May	2006
Annual General Meeting of Shareholders 2006	19 May	2006
Ex-dividend Date	23 May	2006
Half-year Results 2006 - Press Release	28 August	2006
Half-year Results 2006 - Analysts Presentations (Amsterdam and London)	29 August	2006

CORPORATE PROFILE

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs).

- Offshore oil and gas production services through FSOs and FPSOs owned and operated by the Company.
- Offshore construction and installation contracting services.
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialized work vessels.

The Board of Management

Schiedam, 23 January 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

SBM OFFSHORE

FINAL RESULTS SBM OFFSHORE 2006
ANOTHER RECORD YEAR

Highlights

- net profit of US$ 216.3 million, versus US$ 225.8 million in 2005 (which included US$ 79.8 million exceptional gain on sale of FPSO Serpentina);
- net operational profit up by 40%;
- EBITDA of US$ 477.5 million compared to US$ 482.2 million in 2005;
- EBIT of US$ 254.3 million compared to US$ 275.3 million in 2005;
- EBIT margin 12.8% compared to 18.1% in 2005;
- new orders totalled US$ 4,916 million, compared to US$ 1,510 million in 2005;
- turnover up to US$ 1,990 million, compared to US$ 1,519 million in 2005 ;
- investment in fixed assets of US$ 309 million, compared to US$ 399 million in 2005;
- fourth execution centre opened in Kuala Lumpur;
- Extended Well Test system taken into operation in the Caspian Sea;
- FPSO Capixaba taken into operation offshore Brazil;
- excellent performance of the FPSO fleet generated substantial bonus revenues;
- new-generation deepwater installation vessel taken into operation;
- new fifteen year lease contracts from ExxonMobil for two FPSOs for Kizomba 'C', Angola;
- new fifteen year lease contract from Shell for an FPSO for Brazil;
- new contracts for leases for new production concepts in new geographical areas.

1. Dividend

The dividend proposal is based on 50% of the total profit for the year, resulting in a dividend of US$ 0.77 per share.

The dividend may be fully paid in either cash or shares (stock dividend) at the shareholder's option. As the Company's shares are quoted in Euros, the cash payment will be made in Euros. Conversion from US Dollars into Euros will be against the currency exchange rate on May 15, 2007, the day of the Annual General Meeting of Shareholders.

2. Development Order Portfolio

2.1. Lease and Operate Portfolio

The portfolio developed over the year as follows:

New orders and extensions:

- In the first quarter of the year, in Joint Venture with Sonangol, contracts with ExxonMobil affiliate Esso Exploration Angola (Block 15) Limited, for the fifteen year lease and operation of FPSOs for the Mondo and Saxi-Batuque fields in the Kizomba 'C' development area offshore Angola. Although representing lease and operate activities, these contracts are accounted for as finance leases which implies that capital expenditure is treated as a turnkey sale;

- In the second quarter an operating contract, for a minimum period of three years, for the Frade FPSO for Chevron Frade LLC (see below);
- In the third quarter of the year, a contract with Murphy Exploration & Production Company USA and it's co-producers Dominion Exploration & Production Inc., Hydro Gulf of Mexico, L.L.C and Marubeni Offshore Production (USA) Inc. for the five year lease of a new built semi-submersible floating production unit for the development of Thunder Hawk and adjacent fields offshore Louisiana in the Gulf of Mexico;
- In the fourth quarter a contract with Shell, on behalf of themselves and their partners Petrobras and ONGC, for the fifteen year lease and operation of an FPSO for the development of the BC-10 field offshore Brazil;
- Confirmation of one year extensions of the lease contracts for the 'Nkossa II' and 'Okha' FSOs operating for Total and Shell respectively offshore Congo and Sakhalin.

Start of operations:
- In March the start of operation of an Extended Well Test system in the Caspian Sea offshore Turkmenistan under a three year lease and operate contract with Petronas Carigali (Turkmenistan) Sdn Bhd;
- In May the start of operation of the FPSO Capixaba in the Golfinho field offshore Brazil under a seven year lease and operate contract with Petrobras.

Sale of share in FPSO owning and operating companies:
- Effective 1 April 2006 the sale of 49% of the Company's affiliates owning and operating the 'FPSO Brasil', on long term charter with Petrobras in the Roncador field offshore Brazil, to MISC Berhad.

2.2 Turnkey Supply and Services portfolio

The most significant awards during the year included:
- A contract with Petrobras for the supply of two large and complex CALM terminals for tanker loading at Pra in the Campos Basin offshore Brazil;
- A contract with Chevron subsidiary Chevron Frade LLC for the turnkey supply and installation of an FPSO for the Frade field offshore Brazil;
- Contracts for the supply of dynamically positioned Semi-Submersible Drilling Units with Queiroz Galvao Perfuraçoes S.A (QGP) and Odebrecht Drilling Services LLC, both from Brazil;
- Capital expenditure portion and major turnkey lumpsum elements of the ExxonMobil Kizomba 'C' project reported above;
- Lumpsum elements of the Shell BC-10 project reported above.

The major completions during the year included the following projects:
- Delivery of the external Riser Turret Mooring system to Woodside for the FPSO for Enfield;
- Supply and installation of the "Trelline" flexible export line between the spread moored FPSO and the deepwater export system at the Bonga field operated by Shell;
- Supply to Enterprise Products of the deep draft Semi-Submersible platform for the Independence Hub in the Gulf of Mexico.

2.3 Developments since the beginning of 2007

In the first month of the year the Company has obtained the following orders:
- A Letter of Intent from Talisman Energy Norge AS, operator of the PL316 license offshore Norway, for the five year lease of a MOPUstor, a production jack-up installed on a subsea storage tank, for the re-development of the Yme field;

- A contract with Tanker Pacific Offshore Terminals Pte Ltd (TPOT) for the design and supply of an external turret mooring system for an FSO to be leased by TPOT to the CuuLong Joint Venture for operation in the Su Tu Vang field offshore Vietnam;
- A contract with Delba Perforadora Internacional S.A. from Brazil for the supply of a Dynamically Positioned Semi-Submersible Drilling Unit, filling the yard slot for a third rig secured by the Company in July 2006. The rig will be delivered first quarter 2010.
- A three year extension from Petrobras of the lease contract of the 'FPSO Brasil', owned and operated in joint venture between SBM and MISC Berhad, thus extending the service of this FPSO in the Roncador field offshore Brazil through May 2012;
- A four year extension from Total Congo of the lease contract of the 'Nkossa II' LPG FSO, owned and operated in joint venture between SBM and Maersk, extending the service of this FSO until November 2011 (not previously announced);
- Several contracts for the supply of new, and for the refurbishment of existing, CALM type offshore tanker terminals, and the related offshore change out operations.

The cumulative portfolio value of the above orders is in excess of US$ 1.0 billion and includes for the MOPUstor production and storage unit at the Yme field and the two lease extensions the non-discounted total of the fixed day rates payable during the contractual lease periods.

In March 2007 20% of the shares in the owning and operating companies of the FPSO Capixaba were sold to Star International Drilling (STAR), a subsidiary of Queiroz Galvao Perfuraçoes S.A (QGP). STAR shares in the net result of the FPSO from the start of the operations in May 2006. This transaction is to comply with the increasing requirement for the involvement of Brazilian resources in the offshore oil and gas activities in Brazil. It will be recorded in the 2007 financial statements.

3. Expectations for 2007

The projected 2007 net profit is US$ 260 million.

EBITDA is expected to amount to US$ 550 million and EBIT to US$ 300 million with a growing contribution from turnkey supply and services activities.

Capital expenditure is expected to accelerate to around US$ 800 million, depending on accounting treatment for recently awarded and prospective lease contracts.

Net gearing will increase back to a level above 100%.

4. Market Developments

As expected a year ago, the market has been quite buoyant during 2006 and there is no doubt that this will remain so for several years to come. The best indicator is the current and planned high level of activity in the sector of exploration and development drilling. The occupancy level of the global fleet of drilling rigs is today in excess of 90% and, during the year 2006, charter contracts for deep offshore rigs have been awarded for drilling services extending into the mid and long term and at high rates, generating a wave of investments by the drilling contractors. Construction contracts for about 100 offshore rigs have been placed and deliveries are scheduled up to and including the year 2011.

The business of SBM Offshore follows in the wake of drilling activities, a couple of years down-cycle. This implies that the demand for the products of the Company should remain at a high level for at least another 4 to 6 years.

The quite favourable market has given the Company an opportunity for a record high order intake and the portfolio at the end of 2006 is exceptional not only in quantity but also in quality, as it is made of a mix of both traditional and new products and shows a satisfactory balance between lease and turnkey orders, all at reasonably good margins, terms and conditions.

5. Financial Review

Segmental information in respect of the two core businesses of the Company during 2006 is provided in the detailed financial analysis which follows. It should be noted that the Company adopted IFRS as from January 2004 and financial information concerning 2002 and 2003 in the detailed analysis below has not been restated from Dutch GAAP and includes the Company's former shipbuilding division.

Order portfolio



in millions of US$
New Orders
Offshore
Shipbuilding
Turnkey
Lease
5000
4000
3000
2000
1000
0
1858
1569
1392
990
1436
634
802
1510
1044
466
4916
3549
1367
2002
2003
2004
2005
2006

Total new booked orders for 2006 amounted to a record US$ 4,916 million. This amount includes new lease contracts (FPSOs for Shell BC-10 and ExxonMobil Mondo and Saxi-Batuque plus a semi-submersible for Murphy ThunderHawk) as well as substantial turnkey contracts (Chevron Frade FPSO, two semi-submersible drilling rigs). The two FPSOs for ExxonMobil consist of significant lump sum contracts on one hand, plus fifteen year front loaded leases, which are accounted for as finance leases. This means that the entire capital values are recognised as turnkey turnover during construction, but with the return on investment recognised as lease income during the lease period, thus negatively impacting turnkey margins and improving lease margins. Under an operating lease treatment only the partner's share would have been accounted for as a turnkey sale.



in millions of US$
Turnover
Offshore
Shipbuilding
Turnkey
Lease
2500
2000
1500
1000
500
0
930
380
1849
1280
1069
537
533
1519
934
585
1990
1396
594
2002
2003
2004
2005
2006

Total turnover increased significantly when compared with 2005, as a result of higher turnkey sales activity levels, and particularly when taking into account the inclusion in 2005 of the FPSO Serpentina purchase option value. Lease and operate turnover increased only marginally as the first revenues from the MOPU/FSO Turkmenistan and FPSO Capixaba compensated for the discontinued bareboat revenues of FPSO Serpentina.


In millions of US$
Order Portfolio
Offshore Shipbuilding
Turnkey
Lease
8000
7000
6000
5000
4000
3000
2000
1000
0
5074
4321
4760
4034
4071
498
3573
4059
839
3220
6992
2987
4005
2002
2003
2004
2005
2006

The year-end order portfolio at US$ 7.0 billion is up 72% from last year's level of $ 4.1 billion and represents an all-time high. The current order portfolio includes US$ 4.0 billion (2005: US$ 3.2 billion) for the non-discounted value of future revenues from the long-term charters of the lease fleet, of which US$ 2.6 billion represents the bareboat element of the operating leases. The turnkey order backlog increased substantially, and includes the as yet unrecognised portion of the capital values of the two ExxonMobil FPSOs.

The overall quality of the order portfolio remains high, largely due to the impact of lease/operate contracts with relatively high profitability, but also reflecting growing profitability of turnkey activities.

Profitability

The primary business segments of the Company are the lease and operate activities versus turnkey sales. However, given that both activities are closely related, and each demand the same core technological know-how, it is not possible to specifically allocate all costs to either one segment or the other. For example, when sales costs are incurred (including significant sums for preparing the bid), it is often uncertain whether the project will be leased or contracted on a turnkey lump sum basis. Furthermore, much of the Company's engineering and project management resources contribute to construction of the lease fleet 'at cost' without a Selling, General and Administration costs (S, G & A) mark-up, while the FPSO/FSO fleet results 'benefit' from lower capex and lower annual depreciation. For these reasons, the Company refrains from presenting detailed analysis of segment net profits. In approximate terms however, two-thirds of S, G & A and other operating costs and revenues can be attributed to the turnkey sale segment, meaning that around 39% of EBIT is contributed by turnkey sales and 61% by lease and operate activities.

In 2005 the financial statements were exceptionally affected by the one-off net gain of US$ 79.8 million resulting from the option exercised by ExxonMobil to purchase the FPSO Serpentina. The impact of this transaction is reflected separately in the following graphs.



450
350
250
150
50
-50
-150
In millions of US$
EBIT
(Operating Profit)
Shipbuilding
Holding
Offshore
Total
FPSO Serpentina Sale
275
254
195
161
149
136
82
64
-3
-5
-48
-82
2002
2003
2004
2005
2006

EBIT decreased compared to 2005 due to last year's FPSO Serpentina sale. This one-off item was largely compensated by:

- continuing growth from the lease fleet as a result of the start-up of FPSO Capixaba as well as a FSO plus MOPU for Turkmenistan in the course of the year, and a full year operation of the units having entered service during 2005;
- additional bonus and maintenance day revenues awarded for FPSO fleet performance, and FPSO/FSO operating cost savings;
- sale of a 49% stake in the FPSO Brasil to strategic partner MISC Berhad resulting in a net gain exceeding US$ 10 million;
- increased profits from turnkey deliveries, reflecting improving market and effective project management;
- increased R&D expenditures;
- full occupancy levels.

As a percentage of the higher turnover, operating profit therefore decreased to 12.8% (2005: 18.1%)

Gross margin in 2006 of US$ 370.1 million (US$ 362.7 million in 2005) consisted of US$ 189.3 million (up from US$ 179.8 million in 2005) from lease and operating activities and US$ 180.9 million (slightly down from US$ 182.9 million in 2005, which included the FPSO Serpentina profit) from turnkey sales.

Net financing costs were lower as a result of the good cash-flow generated and associated debt servicing, and as a consequence of renegotiated interest margins on facilities.

The 2006 tax burden was US$ 6.4 million (3% of profit before tax), reflecting the profitability of the US and Dutch operations of the Company, combined with the relatively low tax burden elsewhere, and is net of the realisation and recognition of tax loss compensation in the balance sheet. This compares to a net tax credit of US$ 1.7 million (1% of pre-tax profit) in 2005. The corporate tax burden (excluding withholding taxes and other project taxes) for the Company is expected to average between 5% and 10% of pre-tax profits for the foreseeable future.



Net Profit
in millions of US$
Shipbuilding
Holding
Offshore
Total
FPSO Serpentina Sale
350
300
250
200
150
100
50
0
-50
-100
-28
-3
108
77
2002
-54
4
97
47
2003
92
2004
226
146
2005
216
2006

For the reasons stated before, no detailed allocation of net profit between lease and turnkey business segments is provided.



Weighted average earnings per share*
(2002-2003 includes shipbuilding)
in US$
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.61
0.36
0.69
1.66
1.07
1.55
2002
2003
2004
2005
2006



Dividend per share*
(2002-2003 includes shipbuilding)
in US$
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.39
0.35
0.43
0.83
0.54
0.77
2002
2003
2004
2005
2006

* restated for the four to one split

The proposed 2006 dividend, based upon the Company's usual 50% pay-out ratio, is marginally lower than last year's dividend, due to the lower profits and slightly higher number of shares.

Return On Average Capital Employed and Equity



(Weighted) Average Capital Employed
(2002-2003 includes shipbuilding)
in millions of US$
2400
1800
1200
600
0
1184
1732
1818
1886
1747
2002
2003
2004
2005
2006

Capital Employed (Equity + Provisions + Deferred tax liability + Net Debt) at year-end is virtually unchanged from last year's level although weighted average capital employed decreased from the 2005 level due to the timing of the FPSO Serpentina sale, late in 2005. The impact of any change in the US$/€ exchange rate is negligible.



Return on Average Capital Employed (%)
(2002-2003 includes shipbuilding)
in millions of US$
25
20
15
10
5
0
7
3.7
8.9
14.6
10.7
14.6
2002
2003
2004
2005
2006

ROACE (Return On Average Capital Employed) was unchanged in 2006 at 14.6%. This is the combined result of two main factors, namely:

- high profitability from continuing operations, which almost matched the FPSO Serpentina transaction at the end of 2005;
- the much reduced long term debt levels, as a result of the good project cash-flow and FPSO Serpentina and FPSO Brasil (part) divestments.


Return On average Equity (%)
(2002-2003 includes shipbuilding)
in millions of US$
40
35
30
25
20
15
10
5
0
12.5
6.7
14.1
28.1
18.5
21.5
2002
2003
2004
2005
2006

Return On average Equity (ROE) at 21.5% is still at a very acceptable level but was clearly unable to match the 2005 level which was significantly impacted by the one-off FPSO Serpentina transaction. The Company continues to generate returns on its new leases which exceed the weighted average cost of capital (WACC), and thus creates value for the Company and its shareholders.

Cash flow / liquidities

US$ million	2002	2003	2004	2005	**2006**
Net profit	77.4	46.6	91.7	225.8	216.3
Depreciation and amortisation	97.8	154.8	209.6	206.8	223.3
Cash flow	175.3	201.4	301.3	432.6	439.6
EBITDA	180.2	219.2	370.8	482.2	477.5
Net liquidities/securities	212.4	167.3	145.1	144.8	339.7
Cash flow from operations*	145.8	296.6	93.1	831.0	592.4
Price: cash flow ratio at 31/12	9.5	8.6	7.0	6.3	10.9

*As per the consolidated statement of cash flows

Cash flow and EBITDA were close to the 2005 level and significantly higher than prior years.

Net liquidities increased significantly to US$ 340 million.

The price to cash flow ratio at year-end 2006 was at 10.9 substantially higher than the previous year, almost entirely due to the increased share price.

Balance sheet

US$ million	2002	2003	2004	2005	2006
Capital employed	1,476.8	1,841.0	1,846.1	1,740.9	1,754.0
Shareholders' equity	679.9	710.6	662.4	895.0	1,118.7
Net Debt	781.7	1,067.1	1,139.6	804.7	585.8
Net gearing (%)	115	150	172	90	52
Net Debt: EBITDA ratio	4.3	3.8	3.1	1.7	1.2
EBITDA interest cover ratio	8.8	5.4	6.1	9.4	15.2
Investment in tangible fixed assets	701.3	530.0	237.3	398.5	309.0
Current ratio	1.16	1.01	0.96	0.78	1.14

Net debt decreased from US$ 805 million to US$ 586 million at year-end 2006. The operational cash flow generated, net of normal annual debt redemptions, more than offset new debt drawdowns to fund new investment.

Shareholders' equity increased by 25% to US$ 1,119 million. Capital employed increased only marginally however due to the reduction in net debt. The relevant banking covenants were all more than comfortably met.

There continues to be no off-balance sheet financing.

5. Financial Agenda

Analysts Presentation Final Results 2006 (Amsterdam)	27 March 2007
Annual Report 2006	End April 2007
Annual General Meeting of Shareholders 2007	15 May 2007
Ex-dividend Date	17 May 2007
Press Release Half-Year Results 2007	28 August 2007
Analysts Presentation Half-Year Results 2007 (Amsterdam)	29 August 2007

6. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;
- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

The Board of Management — Schiedam, 26 March 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

Disclaimer

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements. Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "may", "will", "should", "would be", "expects" or "anticipates" or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. SBM Offshore NV does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

SBM OFFSHORE

Consolidated income statement

For the years ended 31 December in thousands of US Dollars

	2006	2006	2005	2005
Revenue	1,989,689		1,519,340	
Cost of Sales	(1,619,531)		(1,156,652)	
Gross margin		**370,158**		362,688
Other operating income	2,582		4,117	
Selling and marketing expenses	(30,661)		(25,561)	
General and administrative expenses	(63,187)		(56,180)	
Other operating expenses	(24,626)		(9,724)	
		(115,892)		(87,348)
Operating profit (EBIT)		**254,266**		275,340
Financial income	18,390		13,166	
Financial expenses	(49,858)		(64,418)	
Net financing costs		**(31,468)**		(51,252)
Share of profit of associates		**(20)**		-
Profit before tax		**222,778**		224,088
Income tax		(6,439)		1,683
Profit		**216,339**		**225,771**

	2006	2005
Attributable to shareholders	216,241	225,682
Attributable to minority interests	98	89
Profit	**216,339**	225,771

	2006	2005
Weighted average number of shares outstanding	**139,575,922**	135,948,748
Basic earnings per share	**US$ 1.55**	US$ 1.66
Fully diluted earnings per share	**US$ 1.53**	US$ 1.65

All comparative numbers have been restated to reflect the four for one share split.

SBM OFFSHORE

Consolidated balance sheet

at 31 December in thousands of US Dollars (before appropriation of profit)

	2006		2005	
ASSETS				
Property, plant and equipment	1,662,222		1,704,463	
Intangible assets	33,048		34,313	
Investment in associates	45		202	
Other financial assets	72,145		102,515	
Deferred tax asset	11,574		8,196	
Total non-current assets		**1,779,034**		1,849,689
Inventories	15,314		11,956	
Trade and other receivables	324,117		239,225	
Income tax receivable	1,176		1,562	
Construction contracts	324,319		63,921	
Financial instruments	150,015		151,823	
Cash and cash equivalents	346,361		150,925	
Total current assets		**1,161,302**		619,412
TOTAL ASSETS		**2,940,336**		2,469,101
EQUITY AND LIABILITIES				
Equity attributable to shareholders				
Issued share capital	46,359		40,577	
Share premium reserve	344,326		323,776	
Retained earnings	677,636		533,927	
Other reserves	50,379		(3,236)	
	1,118,700		895,044	
Minority interests	323		292	
Total equity		**1,119,023**		895,336
Long-term loans and other liabilities	754,649		741,440	
Provisions	49,242		40,908	
Deferred tax liability	0		0	
Total non-current liabilities		**803,891**		782,348
Trade and other payables	720,139		430,717	
Current income tax liabilities	5,691		4,330	
Borrowings and bank overdrafts	177,484		214,106	
Financial instruments	114,108		142,264	
Total current liabilities		**1,017,422**		791,417
TOTAL EQUITY AND LIABILITIES		**2,940,336**		2,469,101

Consolidated statement of changes in equity

in thousands of US Dollars

	Attributable to shareholders						Minority interests	**Total equity**
	Outstanding number of shares	Issued share capital	Share premium reserve	Retained earnings	Other reserves	Total		
At 1 January 2005	134,235,912	45,573	295,983	331,975	38,451	711,982	203	712,185
Foreign currency translation		(6,131)	-	3,934	(3,064)	(5,261)	-	(5,261)
Cash flow hedges		-	-	-	(38,623)	(38,623)	-	(38,623)
Other movements		-	-	2,375	-	2,375	-	2,375
Net income directly recognised in equity		(6,131)	-	6,309	(41,687)	(41,509)	-	(41,509)
Profit for the year		-	-	225,682	-	225,682	89	225,771
Total income and expense for the year		(6,131)	-	231,991	(41,687)	184,173	89	184,262
Stock dividend	1,723,508	554	(554)	-	-	0	-	0
Share options/ bonus shares	1,814,904	581	28,347	-	-	28,928	-	28,928
Cash dividend		-	-	(30,039)	-	(30,039)	-	(30,039)
At 31 December 2005	**137,774,324**	**40,577**	**323,776**	**533,927**	**(3,236)**	**895,044**	**292**	**895,336**
Foreign currency translation		4,876	-	(5,978)	5,302	4,200	(67)	4,133
Cash flow hedges		-	-	-	48,313	48,313	-	48,313
Other movements		-	-	5,515	-	5,515	-	5,515
Net income directly recognised in equity		4,876	-	(463)	53,615	58,028	(67)	57,961
Profit for the year		-	-	216,241	-	216,241	98	216,339
Total income and expense for the year		4,876	-	215,778	53,615	274,269	31	274,300
Stock dividend	1,606,528	494	(494)	-	-	0	-	0
Share options/ bonus shares	1,334,683	412	21,044	-	-	21,456	-	21,456
Cash dividend		-	-	(72,069)	-	(72,069)	-	(72,069)
At 31 December 2006	**140,715,535**	**46,359**	**344,326**	**677,636**	**50,379**	**1,118,700**	**323**	**1,119,023**

Within retained earnings an amount of US$ 76,445 relates to equity of joint ventures and should therefore be treated as legal reserve.

Consolidated cash flow statement

For the years ended 31 December in thousands of US Dollars

	2006		2005	
Cash flow from operating activities				
Receipts from customers	**2,820,799**		1,581,139	
Payments to suppliers and employees	**(2,223,679)**		(767,675)	
Income tax received / paid	**(4,691)**		17,523	
Net cash from operating activities		**592,429**		830,987
Cash flow from investing activities				
Interest received	**17,632**		12,415	
Interest paid	**(48,846)**		(59,556)	
Investment in property, plant and equipment	**(299,060)**		(398,548)	
Investment in associated and group companies	**(9,957)**		-	
Disposals of property, plant and equipment	**280**		3,362	
Disposal of intangible fixed assets	**405**		-	
Net cash from investing activities		**(339,546)**		(442,327)
Cash flow from financing activities				
Proceeds from issue of shares	**21,456**		28,928	
Additions to borrowings and loans	**678,709**		34,178	
Repayments of borrowings and loans	**(687,620)**		(430,451)	
Dividends paid to shareholders	**(72,069)**		(30,039)	
Net cash from financing activities		**(59,524)**		(397,384)
Net increase in cash and cash equivalents		**193,359**		(8,724)
Cash and cash equivalents at 1 January		**144,850**		142,431
Net cash divestments		**(2,566)**		2,701
Currency differences		**4,044**		8,442
Cash and cash equivalents at 31 December		**339,687**		144,850

The reconciliation of the cash and cash equivalents as at 31 December with the corresponding amounts in the balance sheet is as follows:

	2006	2005
Cash and cash equivalents	**346,361**	150,925
Bank overdrafts	**(6,674)**	(6,075)
Cash and cash equivalents at 31 December	**339,687**	144,850

SBM OFFSHORE

RECEIVED

2007 APR -5 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release - SBM Offshore N.V. 28 August 2006

HALF-YEAR RESULTS 2006 AND UPDATED FULL-YEAR FORECAST

SEC Mail Processing Section

MAR 3 0 2007

Washington, DC

RECEIVED

Highlights

- Half-year net profit of US$ 97.8 million represents an increase of 33% over 2005 (US$ 73.5 million). Return on equity of 20.8% (20.7% in 2005);
- Return on capital employed rises by 21% to 13.4% (from 11.1% in 2005) for the six month period;
- New orders amount to US$ 2,318 million for the first six months of 2006 bringing backlog to a record level of US$ 5,635 million;
- Updated 2006 year-end forecast increases from US$ 185 million to around US$ 200 million.

1. Half-year results 2006

All comparative numbers included in the earnings per share information have been restated to reflect the four for one share split effective from 2 June 2006.

The net profit after tax for SBM Offshore N.V. (the Company) for the first six months of 2006 was US$ 97.8 million (US$ 0.70 per share) compared with US$ 73.5 million (US$ 0.54 per share) at mid-year 2005.

Turnover for the six months was US$ 823.0 million compared with US$ 607.1 million for mid year 2005. Turnover in 2006 includes US$ 103.7 million for the sale to Malaysian International Shipping Company Sdn Bhd (MISC) of 49% of the Company's interest in the FPSO Brasil, which generated an after tax profit of over US$ 10 million.

EBITDA for the half-year was US$ 218.6 million (US$ 1.58 per share) compared with US$ 205.2 million (US$ 1.52 per share) at mid-year 2005.

EBIT for the six month period was US$ 115.9 million (US$ 0.84 per share) compared with US$ 102.4 million (US$ 0.76 per share) in 2005.

Operating expenses for the period include a sharp increase in expenditure related to the development of new products.

Net financing costs have fallen significantly as a result of accelerating cashflow from turnkey projects and reduced margins on long-term debt.

Net debt to equity at 30 June 2006 stands at 0.69 compared with 0.90 at 31 December 2005.

2. Expectations for the full year 2006

Based upon the result of the first six months and potential developments over the remainder of the year, the Company expects that 2006 will generate:

- Net profit of around US$ 200 million (US$ 1.43 per share) with an increasing proportion derived from turnkey sales activities;
- EBITDA of around US$ 470 million (US$ 3.37 per share);
- Capital expenditure of around US$ 500 million compared with US$ 399 million in 2005. Capex projections have been scaled down as a result of the high proportion of new work contracted on a turnkey sales basis.

3. New booked orders

New booked orders for the first half-year of 2006 totalled US$ 2,318 million, compared with US$ 902 million for the first half of 2005, and US$ 1,510 million for the whole year 2005. Order portfolio at 30 June stood at US$ 5,635 million (year-end 2005 - US$ 4,058 million).

The major new orders include:

- In Joint venture with Sonangol, contracts with ExxonMobil affiliate Esso Exploration Angola (Block 15) Limited, for the fifteen year lease and operation of FPSOs for Mondo and for Saxi-Batuque in the Kizomba 'C' development area offshore Angola;
- A contract with Petrobras for the supply of two large and complex CALM terminals for tanker loading at Pra in the Campos Basin offshore Brazil;
- An order for the supply of a conventional CALM type tanker loading terminal from the Willbros Group for installation at the "Gas To Liquid" plant of Chevron in Escravos, Nigeria;
- Orders from Reliance Industries Limited for the supply of conventional CALM type tanker loading and discharge terminals for installation at Jamnagar, India;
- A contract with Chevron subsidiary Chevron Frade LLC for the turnkey supply, installation and three years operation of an FPSO for the Frade field offshore Brazil;
- A contract for the basic design package and the supply of special components for two jack-up drilling units to be built by Labroy Offshore in Batam, Indonesia;
- The confirmation from Shell of the extension till the end of 2007 of the lease contract for the FSO 'Okha' offshore Sakhalin, Russia.

The following awards were received since 1 July 2006:

- A contract with Technip Consortium for the supply of a conventional CALM type tanker discharge terminal for Petrovietnam's Dung Quat Refinery project;
- Letters of Intent from Brazilian drilling contractors for the supply of dynamically positioned semi-submersible drilling units. Formal contracts are currently under negotiation.

4. Market Developments

In the wake of the increased offshore exploration activities of the oil companies, the number of identified prospects and tender invitations for offshore facilities keeps growing steadily. Depending on the selected development scenario, and in certain locations affected by the presence of an existing (pipeline) infrastructure, this involves FPSOs on supply or on lease basis, or production facilities based on the Semi-Submersible, TLP or Spar concept.

The high demand for new production facilities, coinciding with the boom in the construction of drilling units, leads to a shortage of new building yard capacity and extended lead times for the supply of major system components, in particular rotating equipment. The resulting sharp increases in costs and extended delivery schedules impose on the contractors the application of stringent project management and cost control procedures, to protect the contractor from getting squeezed between a firm commitment to its client and the increasing cost and schedule of its subcontractors. Application of these procedures does not start at the date of award of a lease or supply contract but six to nine months prior to this date, at the start of the tender preparation. Firm commitments from potential vendors and subcontractors obtained in the project tendering phase, with a validity stretching beyond the expected commitment date of the client, are an essential element of the risk control policy of SBM Offshore.

All deepwater development scenarios have in common that they require the supply and installation of a subsea infrastructure comprising wellheads, flowlines and risers and the availability of drilling units for the drilling of production and, in many instances, water and/or gas injection wells. The current overheating of the drilling and subsea supply and installation markets, reflected in high costs and long lead times, is more and more often dictating the overall field development costs and the time to first oil. Drilling and subsea infrastructure are the critical cost components for a field development sanction and the floating production facility is in many cases no longer on the critical path to first oil.

Notwithstanding these circumstances, SBM Offshore is confident to be able to obtain during the remainder of the year out of the current flow of tenders a number of additional lease and supply contracts for production facilities and, through the strict application of its project management and cost control procedures, to secure satisfactory margins on the execution of these projects. In this context the Company has increased its execution capacity and there is room for substantial additional intake beyond the already large order book.

5. Financial Agenda

Preliminary Results 2006 - Press Release	30 January	2007
Final Results 2006 - Press Release	27 March	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	28 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

6. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;

- Design, construction and supply of semi-submersible drilling platforms;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;

- Offshore construction and installation contracting services.

The Board of Management   Schiedam, 28 August 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92051434
Mobile:	(+377) 680865258
Fax:	(+377) 92058940
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

Disclaimer

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements. Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "may", "will", "should", "would be", "expects" or "anticipates" or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. SBM Offshore NV does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Consolidated interim income statement

In thousands of US Dollars

	Notes	6 months ended 30 June 2006	6 months ended 30 June 2005
Revenue	1	822,979	607,115
Cost of sales		(650,041)	(461,350)
Gross margin		**172,938**	**145,765**
Other operating income		1,007	784
Selling and marketing expenses		(17,316)	(14,684)
General and administrative expenses		(25,359)	(22,888)
Other operating expenses		(15,377)	(6,535)
Operating profit before financing costs		**115,893**	**102,442**
Net financing costs		(13,525)	(27,791)
Share of profit of associates		0	0
Profit before tax		**102,368**	**74,651**
Income tax expenses		(4,616)	(1,178)
Net profit		**97,752**	**73,473**
Attributable to:			
Shareholders of the Company		97,671	73,414
Minority interests		81	59
		97,752	**73,473**
Basic earnings per share	2	0.70	0.54
Fully diluted earnings per share	2	0.70	0.54

Shares information

	30 June 2006	31 December 2005
Number of shares outstanding	140,354,932	137,774,324
Share price (€)	20.84	17.06
Market capitalization (€ mln)	2,925.0	2,350.8
Market capitalization (US$ mln)	3,717.7	2,769.7

The meeting of shareholders held on 19 May 2006 approved the four for one split of the Company's ordinary shares. The post-split shares commenced trading on 2 June 2006. All comparative numbers included in the earnings per share calculations and share information have been restated to reflect the split.

The interim financial statements have not been audited

Consolidated interim balance sheet
In thousands of US Dollars

	Notes	30 June 2006		31 December 2005	
ASSETS					
Property, plant and equipment	3	1,740,415		1,704,463	
Intangible assets		33,422		34,313	
Investment in associates		217		202	
Other financial assets		94,121		102,515	
Deferred tax asset		5,942		8,196	
Total non-current assets			**1,874,117**		**1,849,689**
Inventories		16,686		11,956	
Trade and other receivables		333,820		239,225	
Income tax receivable		318		1,562	
Construction contracts		66,168		63,921	
Financial instruments		190,662		151,823	
Cash and cash equivalents		232,099		150,925	
Total current assets			**839,753**		**619,412**
TOTAL ASSETS			**2,713,870**		**2,469,101**
EQUITY AND LIABILITIES					
Equity attributable to shareholders					
Issued capital		44,594		40,577	
Share premium		338,986		323,776	
Retained earnings		558,654		533,927	
Other reserves		44,169		(3,236)	
		986,403		895,044	
Minority interests		336		292	
Total Equity			**986,739**		**895,336**
Long term loans and other liabilities	4	796,358		741,440	
Provisions		44,379		40,908	
Deferred tax liability		0		0	
Total non-current liabilities			**840,737**		**782,348**
Trade and other payables		611,100		430,717	
Current income tax liabilities		1,443		4,330	
Borrowings and bank overdrafts		120,699		214,106	
Financial instruments		153,152		142,264	
Total current liabilities			**886,394**		**791,417**
TOTAL EQUITY AND LIABILITIES			**2,713,870**		**2,469,101**

The interim financial statements have not been audited

Condensed statement of changes in total equity

In thousands of US Dollars	2006	2005
Total equity 31 December 2005 (31 December 2004)	895,336	665,127
Recognition of financial instruments	-	49,599
Total equity at 1 January	895,336	714,726
Profit for the year	97,671	73,414
Dividend	(70,546)	(30,406)
Share options exercised / bonus shares	15,999	14,630
Movement financial instruments	45,824	(59,325)
Translation differences	896	(5,514)
Other movements	1,515	1,201
Change in minority interests	44	59
Total equity at 30 June	**986,739**	**708,785**

The General Meeting of Shareholders held on 19 May 2006 approved a dividend per ordinary share of US$ 0.825 (2005: US$ 0.425).

Condensed consolidated interim statement of cash flows

In thousands of US Dollars	**6 months ended 30 June 2006**	**6 months ended 30 June 2005**
Cash flow from operating activities	401,996	319,527
Cash flow from investing activities	(240,726)	(187,105)
Cash flow from financing activities	(82,514)	(164,738)
Net increase/(decrease) in cash and bank balances	**78,756**	**(32,316)**
Cash and bank balances at beginning of period	144,850	146,631
Exchange gains/(losses) on cash and bank balances	2,963	(1,500)
Cash and bank balances at end of period	**226,569**	**112,815**

The interim financial statements have not been audited

Notes to the condensed consolidated interim financial statements

SBM Offshore N.V. is a company domiciled in Rotterdam, the Netherlands. The condensed consolidated interim financial statements for the six months ended 30 June 2006 comprise the interim financial statements of SBM Offshore N.V. and its subsidiaries (together referred to as the 'Company') and the Company's interest in associates and jointly controlled entities.

Statement of compliance
The condensed consolidated interim financial statements for the half year ended 30 June 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements. The information in the interim financial statements has been prepared based on the IFRS standards and interpretations, adopted by the EU.

With respect to the lease classification of two of the Company's lease contracts there is an ongoing discussion on the interpretation of the relevant standards. In the condensed interim financial statements, all lease contracts have been treated as operating leases and consequently the book values are included in Property, plant and equipment. If it should be determined that these lease contracts qualify as financial leases then the related book values should, during the construction phase, be transferred to construction contracts. Upon completion of the construction the respective amounts would be transferred to financial fixed assets. Restatement would not have a material effect on either equity or net result as presented in the condensed interim financial statements.

Basis of preparation
The condensed consolidated interim financial statements are presented in US Dollars, rounded to the nearest thousand. The accounting policies and methods of computation followed in the preparation of the 2006 interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2005. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

1. Segment information

6 months ended 30 June 2006 *In thousands of US Dollars*	Lease		Turnkey		Con-solidated
Segment revenue	281,615	34.2	541,364	65.8	822,979
Gross margin	91,035	52.6	81,903	47.4	172,938
Other income	585		335		920
Unallocated income and expenses	-		-		(57,965)
Operating profit (EBIT)	91,620		82,238		115,893
Net financing costs					(13,525)
Share of profit of associates					-
Income tax expense					(4,616)
Net profit					**97,752**

6 months ended 30 June 2005 *In thousands of US Dollars*	Lease	%	Turnkey	%	Con-solidated
Segment revenue	282,475	46.5	324,640	53.5	607,115
Gross margin	91,056	62.5	54,709	37.5	145,765
Other income	363		-		363
Unallocated income and expenses	-		-		(43,686)
Operating profit (EBIT)	91,419		54,709		102,442
Net financing costs					(27,791)
Share of profit of associates					-
Income tax expense					(1,178)
Net profit					**73,473**

Sale of shares in FPSO Brasil

The sale of 49% percent of the shares in the two group companies owning and operating the FPSO Brasil, to Malaysian International Shipping Company Sdn Bhd (MISC), is reflected in the Turnkey segment. The transaction generated turnover of US$ 103.7 million and net profit in excess of US $ 10 million. The related cash flow is included in cash flow from operating activities.

Unallocated income and expenses include Selling, General & Administrative expenses for US$ 42.7 million in 2006 (2005: US$ 37.6 million). For analytical review purposes approximately one third of these costs can be considered as attributable to the lease segment. Unallocated costs also include Other operating expenses, which correspond mainly to Research and Development activities and relate principally to the Turnkey segment.

2. Earnings per share

The basic earnings per share for the period amounts to US$ 0.70 (2005: US$ 0.54); the fully diluted earnings per share amounts to US$ 0.70 (2005: US$ 0.54).

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to shareholders of the Company by the weighted average number of shares outstanding during the year. Diluted earnings per share amounts are calculated by dividing the net profit attributable to shareholders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into ordinary shares.

The following reflects the share data used in the basic and diluted earnings per share computations:

	2006	2005*
Number of shares outstanding 1 January	137,774,324	134,235,912
Stock dividend	257,400	266,620
New share issue (re exercised options)	631,110	706,752
Weighted average number of shares	138,662,834	135,209,284
Weighted average number of shares to be granted without payment under the stock option scheme	1,789,046	521,708
Weighted average number of shares (diluted)	**140,451,880**	**135,730,992**

* The comparative numbers have been restated to reflect the 2 June 2006 four for one share split

3. Property, plant and equipment

Total movement in property, plant and equipment is as follows:

In thousands of US Dollars	2006	2005	2005 Full year
Book value 1 January	1,704,463	1,690,615	1,690,615
Additions	225,486	207,590	398,548
Disposals	(40)	-	(168,013)
Depreciation	(102,295)	(102,296)	(205,959)
Exchange rate differences	5,992	(8,993)	(10,728)
Deconsolidation and other movements	(93,191)	-	-
Movements during the year	*35,952*	*96,301*	*13,848*
Book value 30 June (full year: 31 December)	**1,740,415**	**1,786,916**	**1,704,463**

4. Long term loans and other liabilities

Included in long term loans and other liabilities are interest bearing loans and borrowings. The movement in the interest bearing loans and borrowings is as follows:

In thousands of US Dollars	2006	2005	2005 Full year
Long term portion	741,440	1,039,483	1,039,483
Add: short term portion	208,031	245,227	245,227
Remaining principal 1 January	**949,471**	**1,284,710**	**1,284,710**
Additions	201,040	97,594	100,184
Redemptions	(238,984)	(198,762)	(435,423)
Movements during the year	*(37,944)*	*(101,168)*	*(335,239)*
Remaining principal 30 June	911,527	1,183,542	949,471
Less: short term portion	(115,169)	(241,725)	(208,031)
Long term portion 30 June (full year: 31 December)	**796,358**	**941,817**	**741,440**

5. Subsequent events

No reportable events have occurred after the balance sheet date.

Press release - SBM Offshore N.V. 29 March 2006

RESULTS 2005 - A RECORD YEAR

Highlights

- net profit after tax of US$ 225.8 million, versus US$ 91.7 million in 2004 (restated to IFRS and excluding shipbuilding); Earnings per share US$ 6.64 compared with US$ 2.77 in 2004;
- proposed dividend US$ 3.30 per share, up 94% from 2004;
- proposed four for one share split, scheduled for 2 June 2006;
- shipyard sale concluded, name change to SBM Offshore N.V. implemented; exclusive focus on oil and gas activities largely improved transparency and predictability;
- excellent performance of the FPSO fleet generated substantial bonus revenues;
- purchase option for FPSO Serpentina exercised by Mobil Equatorial Guinea; 2005 net profit impact US$ 79.8 million;
- new orders totalled US$ 1,510 million, compared to US$ 1,436 million in 2004 (excluding shipbuilding);
- turnover up to US$ 1,519 million, compared to US$ 1,069 million in 2004 (restated and excluding shipbuilding);
- EBITDA of US$ 482.2 million compared to US$ 370.8 million in 2004 (restated and excluding shipbuilding);
- EBIT margin increased to 18.1% compared to 15.1% in 2004;
- investment in fixed assets of US$ 399 million, up from US$ 237 million in 2004;
- implementation and first time adoption of IFRS accounting and reporting standards.

1. Dividend

Proposed dividend is US$ 3.30 per share, an increase of 94% compared to US$ 1.70 per share in 2004. The dividend proposal is based on 50% of the total profit for the year.

The dividend may be fully paid in either cash or shares (stock dividend) at the shareholder's option. As the Company's shares are quoted in Euros, the cash payment will be made in Euros.

2. Share Split

The Company will propose to its shareholders at the Annual General Meeting on 19 May 2006 to approve a change to its Articles of Association incorporating a four for one share split. The nominal value of the SBM Offshore N.V. ordinary share will accordingly be reduced from € 1 to € 0.25. The listing in the post-split shares is scheduled to commence on 2 June 2006.

3. Development Order Portfolio in 2005

3.1 Lease and Operate Portfolio

The lease portfolio developed over the year as follows:

New orders and extensions:

- In January the signing of an eight-year lease contract for an FPSO for the development of the Kikeh field offshore Malaysia, operated by Murphy Sabah Oil Co Ltd. executed in Joint Venture with Malaysia International Shipping Corporation Berhad (MISC);
- Confirmation of extensions of several lease contracts and compensation for an upgrade of the process capacity of the FPSO Falcon.

Start of operation:

- In May the start of operation of the Sanha LPG FPSO offshore Angola under the eight year lease contract between Chevron and the SBM/Sonangol Joint Ventures Sonasing and OPS.

Exercise of purchase option:

- On 1 November 2005 Mobil Equatorial Guinea exercised their purchase option on the FPSO Serpentina, whilst continuing the operating contract with SBM for this unit.

3.2 Turnkey Supply and Services portfolio

The major completions during the year included the following projects:

- Delivery of the disconnectable internal turret system for Husky's FPSO for the White Rose field;
- Supply and installation of the deepwater export system and the FPSO anchoring system for Shell's Bonga project in Nigeria;
- Supply and installation of a turret moored FSO for ExxonMobil at the Yoho field offshore Nigeria;
- Supply of a deepwater export system for the Kizomba 'B' field of ExxonMobil (Angola).

The most significant awards during the year included:

- Confirmation by Enterprise Products of the full scope design and supply of the deep draft Semi-Submersible platform for the Independence Hub, Gulf of Mexico;
- Contracts for deepwater export systems for BP's Greater Plutonio field (Angola), Chevron's Agbami field (Nigeria) and Total's Akpo field (Nigeria);
- Order for the design and supply of the internal turret mooring system for the P-53 Floating Production Unit of Petrobras;
- Contract for the design, supply and installation of a Gravity Actuated Pipe (GAP ™) fluid transfer system for the Kikeh Field, Malaysia;
- Contract from BHP Billiton for the turnkey supply of a SeaStar® TLP for the Neptune Field, Gulf of Mexico, USA;
- Order from Shell Nigeria for the supply and installation of a 'Trelline™' flexible export line between the spread moored FPSO and the deepwater export system at the Bonga field.

3.3 Developments since the beginning of 2006

In January 2006 an agreement was signed with an ExxonMobil affiliate, Esso Exploration Angola (Block 15) Limited, as Operator of Angola's Block 15, under which the Company has started with project development activities for two FPSOs for the Kizomba 'C' development offshore Angola. The FPSOs will be installed at the Mondo and Saxi-Batuque fields in water depths of approximately 700 metres. The formal contracts covering the lease and operation of the Mondo FPSO were signed in the first week of March.

The FPSOs will be based on the conversion of VLCCs taken from the Company's inventory. Each will be designed to produce 100,000 barrels of oil per day, and will have a storage capacity of approximately 1,600,000 barrels. The FPSOs, moored by external turrets, are to be fitted with large capacity water and gas treatment and reinjection facilities and related power generation equipment.

The lease contracts are between Esso Angola Exploration and the Sonangol / SBM Joint Venture Sonasing for fifteen year lease periods. The operating contracts for the two FPSOs, also for durations of fifteen years each, are between Esso Angola Exploration and a second Sonangol / SBM Joint Venture, OPS.

The total portfolio value of the order will amount to approximately US$ 1.4 billion.

4. Outlook 2006

The projected 2006 net profit is US$ 165 million, excluding the impact of any change in ownership relating to the FPSO lease fleet.

EBITDA is expected to amount to US$ 460 million and cash flow to US$ 400 million. Capital expenditure is expected to accelerate to around US$ 525 million.

At the beginning of 2006 the lease fleet numbered fourteen units in operation of which eleven are FPSOs. In March 2006 the Extended Well Test system for Petronas, comprising a Mobile Offshore Production Unit (MOPU) and an FSO, started operation in the Caspian Sea offshore Turkmenistan under a lease contract with an initial term of three years. Production start of the FPSO Capixaba at the Golfinho field off Brazil, under an eight year lease contract with Petrobras, is scheduled to occur in the second quarter of the year. No units from the lease fleet are expected to be taken out of service in 2006.

In addition to the two VLCCs to be converted for the ExxonMobil Kizomba 'C' orders, the Company owns one FSO and one VLCC hull both available for future conversion projects.

In respect of the turnkey business, the Company will throughout 2006 be busy with the Kashagan flash gas compression barges for Agip KCO Kazakhstan contracted in 2004 and the execution of the contracts obtained in 2005, described in paragraph 3.2. Gross profit contributions from these projects and from further contracts awarded during the year will be recognized on a percentage of completion basis.

The new deepwater installation vessel 'Normand Installer' will enter service in April 2006. Her current order book shows almost full occupation until the end of 2006 with 'in house' work as well as 'third party' contracts.

5. The Company's Future

The demand for SBM Offshore products is increasing and it is expected that for the near and mid-term the industry will be offering improved business quality in large quantity.

The three to five years to come should provide excellent support for the Company's ambitions. However, the implied risks need to be carefully controlled and fine tuned strategies are required to take the best advantage of the opportunities. Long-term strategy becomes even more important to prepare the Company for maintaining its expansionary mode beyond this favourable period.

The key objectives of SBM Offshore's business plan are as follows:

Expand the product line through development of new technologies:

- develop innovative technical solutions and maintain a position among the leaders in the market;
- continue to develop the offshore deepwater technology and generate an increasing volume of sales for related offshore facilities;
- continue to develop technology and marketing efforts in the gas sector. Establish a position of leading contractor in this market.

Expand the lease business model, to increase the portfolio of long-term, predictable revenues:

- continue to grow the FPSO lease fleet and the lease of other types of facilities while improving the returns on capital employed;
- cultivate the position of preferred production service contractor on the grounds of quality and reliability. Focus on marketing strategies and partnerships to leverage that position. Aim at the high standard, demanding end of the product line;
- develop the lease business in the Gulf of Mexico and expand the concept to that of hub service for ultra-deep developments.

Maintain a high level of attention on after sales services and offshore contracting and grow this stable, predictable business segment.

Expand engineering and project management resources and develop an execution centre in South East Asia to address more effectively the market growth in the region.

6. Financial Analysis

Following the sale of the shipbuilding activities, the Company is now a pure play offshore industry player, with only NKI Group left as a non-core activity. The Company's primary business segments are now therefore its leasing activities and its turnkey operations. However, given that both activities are closely related, and each demand the same core technological know-how, certain costs can not be allocated to either one segment or the other. For example, when sales costs are incurred (including significant sums for preparing the bid), it is often uncertain whether the project will be leased or contracted on a turnkey lump sum basis. Furthermore, IFRS now restricts the capitalisation of overheads to attributable construction overheads, skewing segmental results in favour of the lease activities. Indeed much of the Company's engineering and project management resources are contributing to construction of the FPSO/FSO fleet 'at cost' without a Selling, General and Administrative costs (S, G & A) mark-up, while the FPSO/FSO fleet results 'benefit' from lower capex and lower annual depreciation. The Company does not therefore present detailed analysis of segment al EBIT and net profits.

In the following analysis, years 2001 to 2003 inclusive have not been restated to IFRS and include the Company's former shipbuilding division.

6.1 Order Portfolio


2500
2000
1500
1000
500
0
in millions of US$
New Orders
Offshore Shipbuilding
Turnkey
Lease
1974
1472
1858
1569
1392
990
1436
634
802
1510
1044
466
2001
2002
2003
2004
2005

Total new booked orders for 2005 amounted to US$ 1,510 million, which was higher than the last two years. The increase from 2004 was small, due to the fact that the award of the contracts for ExxonMobil's two units for Kizomba 'C' was delayed beyond year-end.


2500
2000
1500
1000
500
0
in millions of US$
Turnover
Offshore Shipbuilding
Turnkey
Lease
917
333
930
380
1849
1280
1069
537
533
1519
934
585
2001
2002
2003
2004
2005

Total Group turnover (now under IFRS accounting principles on a percentage of completion basis, and no longer as delivered orders) increased significantly when compared with 2004, as a result of higher activity levels, and the inclusion of the FPSO Serpentina purchase option value.



in millions of US$
Order Portfolio
Offshore Shipbuilding
Turnkey
Lease
7000
6000
5000
4000
3000
2000
1000
0
3881
3000
5074
4321
4760
4034*
4071
498
3573
4058
838
3220
2001
2002
2003
2004
2005

* At 1 January 2004, offshore portfolio restated to US$ 3.7 billion under IFRS

The year-end order portfolio at US$ 4.1 billion is virtually unchanged from last year's level following the elimination of the previously reported future lease revenues from the FPSO Serpentina. Under IFRS this value now represents only future revenue from work to be performed. The current order portfolio includes US$ 3.2 billion (2004: US$ 3.6 billion) for the non-discounted value of future revenues from the long-term charters of the Group's fleet of F(P)SOs, of which US$ 2.4 billion represents the bareboat element of such revenues. The turnkey order backlog increased substantially

The overall quality of the order portfolio remains high, largely due to the impact of lease/operate contracts with relatively high profitability, but also reflecting better profitability of turnkey activities.

6.2 Profitability


in millions of US$
Operating Profit
Shipbuilding
Holding
Offshore
Total
350
300
250
200
150
100
50
0
-50
-100
-150
18
-4
87
101
-48
-5
136
82
-82
-3
149
64
161
275

Operating profit from continuing operations increased substantially compared to 2004. This increase resulted from:

- continuing growth from the lease fleet as a result of the start-up of one LPG FPSO in the course of the year and a full year operation of the units having entered service during 2004, and in spite of the FPSO Serpentina being sold;
- additional bonus and maintenance day revenues awarded for FPSO fleet performance, and FPSO/FSO operating cost savings;
- sale of the FPSO Serpentina under the contractual purchase option;
- increased profits from turnkey deliveries, reflecting improving market and effective project management;
- full occupancy levels.

Gross margin in 2005 of US$ 362.7 million (US$ 243.0 million in 2004) was contributed evenly from lease and operation activities (US$ 179.8 million versus US$ 152.6 million in 2004) and from turnkey activities (US$ 182.9 million compared with US$ 90.4 million in 2004).

As a percentage of turnover, operating profit increased to 18.1% (2004: 15.1%).

The relatively low tax burden in the offshore activities, combined with standard rate tax on Dutch profits including aftercoming tax credits from prior years, resulted in a net tax credit of US$ 1.7 million (1% of pre-tax profit), compared to a tax burden of US$ 8.3 million (8%) in 2004. The tax burden for the Company in its new, purely offshore composition, is still expected to average between 5% and 10% of pre-tax profits for the foreseeable future.


in millions of US$
Net Profit
Shipbuilding
Holding
Offshore
Total
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
-100.0
14.9
-2.4
59.4
71.8
-27.9
-2.6
107.9
77.4
-54.6
4.2
96.9
46.6
91.7
225.7
2001
2002
2003
2004
2005

For the reasons stated before, no detailed allocation of net profit between lease and turnkey business segments is provided.


Weighted average earnings per share
(2001-2003 includes shipbuilding)
2.46
2.44
1.45
2.77
6.64
2001
2002
2003
2004
2005


Dividend per share
(2001-2003 includes shipbuilding)
1.21
1.57
1.40
1.70
3.30
2001
2002
2003
2004
2005

The proposed 2005 dividend is based upon the Company's usual 50% pay-out ratio, and taking into account this year the exceptional net income from the FPSO Serpentina transaction. The 2004 dividend was derived from net profit, prior to shipbuilding impairment, reported under Dutch GAAP.

6.3 Return On Average Capital Employed and Equity

Historically the Company has used a post-tax measure of return on average capital employed incorporating total assets less current liabilities plus short-term portion of long-term debt. This year it has been decided to change to a more standardised calculation whereby EBIT is divided by time-weighted average capital employed, where capital employed is defined as the sum of total equity plus provisions plus net debt.



Average Capital Employed
(2001-2003 includes shipbuilding)
in millions of US$
2400
1800
1200
600
0
689
1184
1732
1818
1886
2001
2002
2003
2004
2005



Return on Average Capital Employed (%)
(2001-2003 includes shipbuilding)
25.0
20.0
15.0
10.0
5.0
-
14.7
7.0
3.7
8.9
14.6
2001
2002
2003
2004
2005

Capital Employed at year-end 2005 has slightly decreased, in spite of the investment in new FPSOs and the high profit level, as a result of the FPSO Serpentina transaction which allowed a significant debt reduction. The impact of any change in the US$/Euro exchange rate is negligeable.

ROACE (Return On Average Capital Employed) increased substantially from 8.9% in 2004 to 14.6% in 2005. This is the combined result of two main factors, namely:

- higher profitability (from continuing operations, as well as FPSO Serpentina transaction towards the end of the year);
- the much reduced long term debt levels, as a result of the good cash-flow.

Under the former method of calculation, the ROACE would have increased from 7.8% in 2004 to 13.7% in 2005.



Return On average Equity (%)
(2001-2003 includes shipbuilding)
35
30
25
20
15
10
5
0
16.9
12.5
6.7
14.1
28.1
2001
2002
2003
2004
2005

The Company's lease portfolio continues to generate returns well above the cost of debt and its weighted average cost of capital.

In 2005 the Return On average Equity (ROE) is at 28.1% substantially higher than 2004, as a result of the increased profitability.

Both the 2005 and 2004 returns were also influenced by the one-time equity reduction, resulting from the implementation of the IFRS reporting standards.

6.4 Cash flow/liquidities

US$ million	2001	2002	2003	2004	2005
Net profit	71.8	77.4	46.6	91.7	225.8
Depreciation and amortisation	87.2	97.8	154.8	209.6	206.8
Cash flow	159.0	175.3	201.4	301.3	432.6
EBITDA	189.3	180.2	219.2	370.8	482.2
Net liquidities/securities	185.4	212.4	167.3	145.1	144.8
Net cash from operations*	149.0	145.8	296.6	93.1	831.0
Price : cash flow ratio at 31/12	8.6	9.5	8.6	7.0	6.3

*As per the consolidated statement of cash flows

Cash flow and EBITDA were significantly higher than prior years, as a result of additions to the lease fleet in 2004 and 2005, and due to the FPSO Serpentina transaction.

Net liquidities were stable at US$ 145 million.

The price to cash flow ratio at year-end 2005 was at 6.3 lower than the previous year, in spite of the increased share price, as a result of the high cash-flow from the FPSO Serpentina transaction.

6.5 Balance sheet

Years 2001 to 2003 inclusive have not been restated to IFRS and include the Company's former shipbuilding division.

US$ million	2001	2002	2003	2004	2005
Capital employed	772.0	1,476.8	1,841.0	1,846.1	1,740.9
Shareholders' equity	553.5	679.9	710.6	662.4	895.0
Net gearing (%)	36	115	150	172	90
Net Debt : EBITDA ratio	1.1	4.3	3.8	3.1	1.7
EBITDA interest cover ratio	9.5	8.8	5.4	6.1	9.4
Investment in tangible fixed assets	200.2	701.3	530.0	237.3	398.5
Current ratio	1.03	1.16	1.01	0.96	0.78

Notes:

- Capital employed = Total equity + Provisions + Net debt
- Net debt = Long term loans + Borrowings and bank overdrafts - Cash and cash equivalents

Net debt decreased from US$ 1,140 million to US$ 805 million at year-end 2005. The combined cash and debt impact of the FPSO Serpentina transaction, together with normal annual debt redemptions and the transfer of the FPSO Sanha debt into the 50/50 Sonasing joint venture, more than offset new debt drawdowns to fund new investment.

Shareholders' equity increased by 35% to US$ 895 million. Net gearing decreased to 90%.

Some specific remarks relating to the year-end 2005 balance sheet are as follows:
- Capital employed decreased with the net reduction in long-term debt, as total assets decreased, mainly as a result of the FPSO Serpentina transaction;
- All banking covenants were more than comfortably met;
- There continues to be no off-balance sheet financing.

7. Financial Agenda

Final Results 2005 - Analysts Presentations (Amsterdam and London)	30 March	2006
Annual Report 2005	Early May	2006
Annual General Meeting of Shareholders 2006	19 May	2006
Ex-dividend Date	23 May	2006
Half-year Results 2006 - Press Release	28 August	2006
Half-year Results 2006 - Analysts Presentations (Amsterdam and London)	29 August	2006

8. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through FSOs and FPSOs owned and operated by the Company;

- Offshore construction and installation contracting services;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels.

The Board of Management — Schiedam, 29 March 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

Disclaimer

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements. Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "may", "will", "should", "would be", "expects" or "anticipates" or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. SBM Offshore NV does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2005
(in thousands of US dollars)

	2005		2004	
Revenue	1,519,340		1,068,708	
Cost of Sales	-1,156,652		-825,665	
Gross Margin		**362,688**		**243,043**
Other operating income	4,117		15,777	
Selling and marketing expenses	-25,561		-35,787	
General and administrative expenses	-56,180		-51,366	
Other operating expenses	-9,724		-10,451	
		-87,348		-81,827
Operating profit (EBIT)		**275,340**		**161,216**
Financial income	13,166		7,765	
Financial expenses	-64,418		-68,924	
Net financing costs		**-51,252**		-61,159
Share of profit of associates		-		28
Profit before tax		**224,088**		**100,085**
Income tax		1,683		-8,341
Profit from continuing operations		**225,771**		**91,744**
Result after tax from discontinued operations		-		-62,872
Profit		**225,771**		**28,872**

	2005	2004
Attributable to shareholders	225,682	28,807
Attributable to minority interests	89	65
Profit	**225,771**	**28,872**

	2005	2004
Weighted average number of shares outstanding	**33,987,187**	33,061,022
Basic earnings per share	**$ 6.64**	$ 0.87
Basic earnings per share from continuing operations	**$ 6.64**	$ 2.77
Fully diluted earnings per share	**$ 6.60**	$ 0.87
Fully diluted earnings per share from continuing operations	**$ 6.60**	$ 2.77

CONSOLIDATED BALANCE SHEET

at 31 December 2005 in thousands of US dollars
(before appropriation of profit)

	2005		2004 *	
ASSETS				
Property, plant and equipment	1,704,463		1,690,615	
Intangible assets	34,313		35,195	
Investment in associates	202		232	
Other financial assets	102,515		44,426	
Deferred tax asset	8,196		12,373	
Total non-current assets		**1,849,689**		1,782,841
Inventories	11,956		13,028	
Trade and other receivables	239,225		242,265	
Income tax receivable	1,562		17,129	
Construction contracts	63,921		144,985	
Financial instruments	151,823		-	
Cash and cash equivalents	150,925		146,631	
Assets classified as held for sale	-		268,231	
Total current assets		**619,412**		832,269
TOTAL ASSETS		**2,469,101**		2,615,110
EQUITY AND LIABILITIES				
Equity attributable to shareholders				
Issued capital	40,577		45,573	
Share premium	323,776		295,983	
Retained earnings	533,927		323,100	
Other reserves	-3,236		-2,266	
	895,044		662,390	
Minority interests	292		203	
Total equity		**895,336**		662,593
Long term loans and other liabilities	741,440		1,039,483	
Provisions	40,908		43,863	
Deferred tax liability	0		0	
Total non-current liabilities		**782,348**		1,083,346
Trade and other payables	430,717		360,342	
Current income tax liabilities	4,330		4,056	
Borrowings and bank overdrafts	214,106		246,727	
Financial instruments	142,264		-	
Liabilities classified as held for sale	-		258,046	
Total current liabilities		**791,417**		869,171
TOTAL EQUITY AND LIABILITIES		**2,469,101**		2,615,110

* The shipbuilding activities have been deconsolidated as at 31 December 2004. The assets and liabilities related to the shipbuilding division are included in the line items assets and liabilities classified as held for sale

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2005 in thousands of US dollars
(before appropriation of profit)

		Attributable to shareholders					Minority interests	**Total equity**
	Outstanding number of shares	Issued share capital	Share premium reserve	Retained earnings	Other reserves	Total		
At 1 January 2004	32,324,430	40,761	261,006	319,344	12,673	633,784	2,737	636,521
Foreign currency translation		3,320	-	2,068	5,430	10,818	-	10,818
Other movements		-	-	-	-20,369	-20,369	-2,599	-22,968
Net income directly recognised in equity		3,320	-	2,068	-14,939	-9,551	-2,599	-12,150
Profit for the year		-	-	28,807	-	28,807	65	28,872
Total income and expense for the year		3,320	-	30,875	-14,939	19,256	-2,534	16,722
Stock dividend	425,876	513	-513	-	-	0	-	0
Share options exercised	148,400	182	5,829	-	-	6,011	-	6,011
Cash dividend		-	-	-28,258	-	-28,258	-	-28,258
Other movements		5	167	1,139	-	1,311	-	1,311
Share issue	660,272	792	29,494	-	-	30,286	-	30,286
At 31 December 2004	**33,558,978**	**45,573**	**295,983**	**323,100**	**-2,266**	**662,390**	**203**	**662,593**
Recognition of Financial Instruments		-	-	8,875	40,717	49,592	-	49,592
At 1 January 2005	33,558,978	45,573	295,983	331,975	38,451	711,982	203	712,185
Foreign currency translation		-6,131	-	3,934	-3,064	-5,261	-	-5,261
Cash flow hedges		-	-	-	-38,623	-38,623	-	-38,623
Net income directly recognised in equity		-6,131	-	3,934	-41,687	-43,884	-	-43,884
Profit for the year		-	-	225,682	-	225,682	89	225,771
Total income and expense for the year		-6,131	-	229,616	-41,687	181,798	89	181,887
Stock dividend	430,877	554	-554	-	-	-	-	-
Share options exercised	453,726	581	28,347	-	-	28,928	-	28,928
Cash dividend		-	-	-30,039	-	-30,039	-	-30,039
Other movements		-	-	2,375	-	2,375	-	2,375
Share issue		-	-	-	-	-	-	-
At 31 December 2005	**34,443,581**	**40,577**	**323,776**	**533,927**	**-3,236**	**895,044**	**292**	**895,336**

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2005
(in thousands of US dollars)

	2005		2004	
Cash flow from operating activities				
Receipts from customers	1,581,139		1,755,084	
Payments to suppliers and employees	-767,675		-1,623,737	
Income tax received / paid	17,523		-19,207	
Net cash from operating activities		830,987		112,140
Cash flow from investing activities				
Interest received	12,415		8,761	
Interest paid	-59,556		-71,017	
Investment in property, plant and equipment	-398,548		-248,920	
Disposals of property, plant and equipment	3,362		61,768	
Dividends received from associated companies	-		263	
Net cash used in investing activities		-442,327		-249,145
Cash flow from financing activities				
Proceeds from issue of shares	28,928		36,296	
Additions to borrowings and loans	34,178		409,646	
Repayments of borrowings and loans	-430,451		-305,710	
Dividends paid to shareholders	-30,039		-28,258	
		-397,384		111,974
Net increase in cash and cash equivalents		-8,724		-25,031
Cash and cash equivalents at 1 January		142,431		164,178
Net cash divestments		2,701		-
Currency differences		8,442		3,284
Cash and cash equivalents at 31 December		144,850		142,431

Cash flow from discontinued operations:
The 2004 cash flow includes cash flow from discontinued operations. The 2004 cash flow from discontinued operations can be specified as follows:

	2004
Cash flow from operating activities	19,019
Cash flow from financing activities	-5,773
Cash flow from investing activities	-5,514
Cash flow discontinued operations	7,732

Press release - SBM Offshore N.V. 3rd July 2006

LETTERS OF INTENT FOR MAJOR CONTRACTS

SALE OF SHARE IN RONCADOR FPSO COMPLETED

DP SEMI-SUBMERSIBLE DRILLING UNITS

Three Letters Of Intent have been received end of last week by Atlantia Offshore Limited, a fully owned subsidiary of SBM Offshore N.V., from several Brazilian drilling contractors in the wake of major drilling contracts recently awarded by Petrobras for their deep offshore development plans. Under these LOI's, Atlantia would provide on lumpsum turnkey basis, possibly several, newbuilt dynamically positioned drilling units.

The units will be built according to the GustoMSC TDS2000 design, already proven through existing drilling rigs operating worldwide. The units will be able to operate in water depths up to, either 2,000 or 2,400 meters at clients' option, and be capable of drilling up to 7,500 meters below the seabed. They will feature state of the art drilling equipment and dynamically positioning systems.

Each unit represents a portfolio value of around US Dollars 370 million for SBM turnkey sales segment. Contract award is subject to successful negotiation of Terms and Conditions with the respective clients, which will take place during the coming weeks.

The delivery times of the units will be ranging from 30 to 42 months from contract award.

RONCADOR FPSO

The Company has completed the sale to Malaysian International Shipping Company Sdn Bhd (MISC) of two group companies respectively owning and operating the Roncador (Brasil) FPSO, which is currently on a long term charter to Petrobras. This intended transaction was announced by way of press release on 12 May 2005.

The effective date for the sharing of Roncador FPSO revenues and costs is 1 April 2006. The transaction represents a sale revenue of US Dollars 103.7 million, and will generate a profit in excess of US Dollars 10 million.

FINANCIAL AGENDA

Half-year Results 2006 - Press Release	28 August 2006
Half-year Results 2006 - Analysts Presentations (Amsterdam and London)	29 August 2006

CORPORATE PROFILE

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through FSOs and FPSOs owned and operated by the Company;

- Offshore construction and installation contracting services;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialized work vessels.

The Board of Management

Schiedam, 3rd July 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Didier Keller, Managing Director and C.E.O.
Telephone: (+377) 92 05 15 00
Fax: (+377) 92 05 94 97
E-mail: Didier.Keller@sbmoffshore.com
Website: www.sbmoffshore.com

Press release - SBM Offshore N.V. | 3 October 2006

SBM OFFSHORE BOOKS LEASE AND TURNKEY SUPPLY ORDERS FOR 1.2 BILLION US DOLLARS

SBM Offshore N.V. is pleased to announce that the Company has recently received a number of orders in both the lease and the turnkey supply segments of its activities.

1. Lease Orders

In line with the strategy of the Company to expand its leasing activities to offshore oil and gas production concepts beyond the current FPSOs, and to enter new geographical areas for its leasing operations, SBM Offshore has secured two contracts as follows:

Semi-Submersible Floating Production Unit for Thunder Hawk, Gulf of Mexico

A lease contract has been signed with Murphy Exploration & Production Company USA and it's co-producers Dominion Exploration & Production Inc., Hydro Gulf of Mexico, L.L.C and Marubeni Offshore Production (USA) Inc. for the provision of a new built semi-submersible floating production unit for installation in Mississippi Canyon (MC), Block 736 offshore Louisiana in the Gulf of Mexico and will further process production from MC 734.

The Thunder Hawk Facility, which will be based on Atlantia's DeepDraft Semi™ design, will be moored in 1,800 meters water depth and equipped to produce up to 60,000 barrels of oil and 70 million standard cubic feet of gas per day from the initially installed equipment and deck area. The unit will have the capability for further expansion to accommodate additional production from satellite discoveries or third party tie-backs. The produced oil and gas will be exported via steel catenary risers into existing pipelines.

The contract is based on a production handling agreement providing the Thunder Hawk partners firm capacity of the facility for an initial period of five years. Atlantia will supply the complete facility with a planned installation scheduled for late 2008.

Mobile Offshore Production Unit with Storage (MOPU Stor) for Yme, North Sea

A FEED (Front End Engineering Design) contract has been signed with Talisman Energy Norge AS, operator of the PL316 license offshore Norway, for a MOPU Stor, a production jack-up installed on a sub sea storage tank. The purpose of the FEED work is to adapt the patented design of SBM Offshore subsidiary GustoMSC, previously used in the Danish sector of the North Sea in the Siri field, towards a final investment decision and the submission, late 2006 or early 2007, of a PDO (Plan for Development and Operation) for the re-development of the Yme field. In view of the then prevailing low oil price environment the previous operator abandoned production from the Yme field in 2001.

In the event the PDO is granted, the parties intend to enter into a contract for the lease by Talisman of the MOPU Stor for an initial firm period of five years, with start of offshore oil production scheduled for autumn 2008.

Partners of Talisman in the PL316 license are Revus Energy ASA (20%) and Pertra ASA (10%).

2. Turnkey Supply Orders

Supply of DP Semi-Submersible Drilling Units

On 3 July 2006 the Company announced the receipt of three Letters of Intent from Brazilian drilling contractors for the supply of Dynamically Positioned Semi-Submersible Drilling Units. These LoI's were issued in the context of ongoing negotiations between the drilling contractors and Petrobras for the award of long term drilling contracts, starting in 2009. One of the drilling contractors discontinued its negotiations with Petrobras, whilst the two remaining secured their long term contracts with Petrobras and the related LoI's have been confirmed in signed supply contracts as follows:

- A contract with Queiroz Galvao Perfuraçoes S.A. for the supply of a new built dynamically positioned drilling unit of the GustoMSC TDS 2000Plus design. The unit will be able to operate in water depths up to 2,400 meters and be capable of drilling up to 7,500 meters below the seabed. Delivery is scheduled for the first quarter 2009.

- A contract with Odebrecht Drilling Services LLC for the supply of a new built TDS 2000Plus drilling unit. The unit will be able to operate in water depths up to 2,000 meters and be capable of drilling up to 7,500 meters below the seabed. Delivery is scheduled for the third quarter of 2009.

The fact that, in view of the third Letter of Intent, SBM Offshore has secured yard capacity for delivery of a further drilling unit in early 2010 has attracted the interest of several other drilling contractors and negotiations are currently ongoing to possibly conclude in the near future a third turnkey supply contract.

Provision of Design and Components for Drilling Units

GustoMSC has further received orders for the supply of basic design packages and components for:

- One DSS38 type semi-submersible drilling rig to be built by KeppelFELS in Singapore for Queiroz Galvao Perfuraçoes S.A.

- Two jack-up multi purpose rigs to be built by Labroy Offshore at Batam Indonesia.

Supply of Process Modules

Gusto B.V. received an order from Siemens AG for the supply of two Process Modules for Shell's Gbaran Ubie onshore gas development project in Nigeria.

3. Portfolio Value

The cumulative Portfolio Value of the above orders is in excess of 1.2 billion US Dollars.

For the contract for the production semi-submersible in the Gulf of Mexico the above amount includes the non-discounted total of the fixed day rates and a conservative estimate of the revenues related to production throughput, payable over the initial five year period. For the MOPU Stor project in the North Sea only the value of the current FEED contract has been accounted for.

4. Financial Agenda

Preliminary Results 2006 - Press Release	30 January	2007
Final Results 2006 - Press Release	27 March	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	28 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

5. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;

- Design, construction and supply of semi-submersible drilling platforms;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;

- Offshore construction and installation contracting services.

The Board of Management

Schiedam, 3 October 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations
Telephone: (+377) 92 05 14 34
Mobile: (+377) (0) 6 80 86 52 58
Fax: (+377) 92 05 89 40
E-mail: hans.peereboom@sbmoffshore.com
Website: www.sbmoffshore.com

RECEIVED

2007 APR -5 A 9:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL RECEIVED MAR 30 2007 WASH. D.C. SECTION

Press release - SBM Offshore N.V. **30 January 2006**

EXCEPTIONAL 2005 RESULTS
BEST YEAR EVER IN A BUOYANT MARKET

Highlights

- Unaudited net profit for 2005 of US$ 222 million, including the profit resulting from the sale of FPSO Serpentina, versus restated US$ 99 million in 2004;
- Dividend proposal will be based on 50% of the full net profit. Per share the dividend will increase from US$ 1.70 to US$ 3.25;
- Expected net profit for 2006 of US$ 165 million.

1. Financial

The unaudited result for 2005 is a net profit estimated at US$ 222 million (US$ 6.53 per share). This figure includes a substantial gain relating to the FPSO Serpentina, for which Mobil Equatorial Guinea exercised its contractual purchase option on 1 November 2005, and includes the impact of IFRS which reduced the book value of the FPSO upon conversion from previous accounting principles. Specific information relating to the FPSO Serpentina transaction will be provided in the Annual Report.

The above result is the first that the Company reports under the IFRS accounting principles. For comparison purposes, the IFRS restated 2004 net profit amounted to US$ 99 million (prior to the impairment loss related to the Company's former shipbuilding division).

Turnover rose to US$ 1,510 million (2004: US$ 1,069 million as restated under IFRS and excluding shipbuilding).

Cash flow amounted to over US$ 425 million and EBITDA exceeded US$ 475 million.

Net debt decreased from US$ 1,187 million at 31 December 2004 to US$ 809 million at 2005 year-end. Net gearing decreased accordingly to below 100%. Capital expenditure exceeded US$ 400 million.

2. Development Order Portfolio

New orders in 2005 totalled US$ 1,520 million of which US$ 500 million are FPSO lease and operate revenues and US$ 1,020 million relate to turnkey supply and services orders. Total order portfolio remained stable at US$ 4.0 billion (2004: US$ 4.0 billion as restated under IFRS and excluding shipbuilding).

2.1. Lease and Operate Portfolio

At the beginning of 2005 the lease portfolio value amounted to US$ 3.6 billion representing the non discounted lease revenues to be received under the seventeen long-term lease and operate contracts for FPSOs and FSOs. At 1 January 2005 fourteen units were in operation and three under construction.

The portfolio developed over the year as follows:

New orders and extensions:
- In January the signing of an eight-year lease contract for an FPSO for the development of the Kikeh field offshore Malaysia, operated by Murphy Sabah Oil Co Ltd. executed in Joint Venture with Malaysia International Shipping Corporation Berhad (MISC);
- Confirmation of extensions of several lease contracts and compensation for an upgrade of the process capacity of the FPSO Falcon.

Start of operation:
- In May the start of operation of the Sanha LPG FPSO offshore Angola under the eight year lease contract between Chevron and the SBM/Sonangol Joint Ventures Sonasing and OPS.

Exercise of purchase option:
- On 1 November 2005 Mobil Equatorial Guinea exercised their purchase option on the FPSO Serpentina, whilst continuing the operating contract with SBM for this unit.

At the end of 2005 the count is therefore "unchanged" with fourteen units in operation and three under construction for a total portfolio value of US$ 3.3 billion.

2.2 Turnkey Supply and Services portfolio

The value of the turnkey supply and services portfolio, restated for the percentage of completion method under IFRS, amounted at the beginning of 2005 to US$ 0.4 billion.

The major completions during the year included the following projects:
- Delivery of the disconnectable internal turret system for Husky's FPSO for the White Rose field;
- Supply and installation of the deepwater export system and the FPSO anchoring system for Shell's Bonga project in Nigeria;
- Supply and installation of a turret moored FSO for ExxonMobil at the Yoho field offshore Nigeria;
- Supply of a deepwater export system for the Kizomba "B" field of ExxonMobil (Angola).

The most significant awards during the year included:
- Confirmation by Enterprise Products of the full scope design and supply of the deep draft Semi-Submersible platform for the Independence Hub, Gulf of Mexico;
- Contracts for deepwater export systems for BP's Greater Plutonio field (Angola), Chevron's Agbami field (Nigeria) and Total's Akpo field (Nigeria);
- Order for the design and supply of the internal turret mooring system for the P-53 Floating Production Unit of Petrobras;
- Contract for the design, supply and installation of a Gravity Actuated Pipe (GAP) fluid transfer system for the Kikeh Field, Malaysia;
- Contract from BHP Billiton for the turnkey supply of a SeaStar® TLP for the Neptune Field, Gulf of Mexico, USA;
- Order from Shell Nigeria for the supply and installation of a "Trelline" flexible export line between the spread moored FPSO and the deepwater export system at the Bonga field.

The above awards combined with orders for standard tanker loading systems and the carry over into 2006 of a number of large projects, such as the compression barges for AGIP KCO in the Caspian Sea and the Semi-Submersible for the Independence Hub in the Gulf of Mexico, bring the turnkey supply and services portfolio to US$ 0.7 billion at the end of 2005.

2.3 Developments since the beginning of 2006

In January the Company has signed with an ExxonMobil affiliate, Esso Exploration Angola (Block 15) Limited, as Operator of Angola's Block 15, an agreement under which SBM will proceed with project development activities for two FPSOs for the Kizomba "C" development offshore Angola. Subject to a funding decision by the co-venturers, it is the intention of the parties to enter into definitive lease and operate contracts.

The contracts will be between Esso and the Sonangol / SBM Joint Venture companies Sonasing and OPS. Therefore the Company's portfolio value will include the "sale" of 50% of the units to the partner and 50% of the non discounted bareboat and operating revenues over the firm contract durations.

3. Expectations for 2006

The projected 2006 net profit is US$ 165 million, excluding the impact of any change in ownership relating to the FPSO lease fleet.

EBITDA is expected to amount to US$ 460 million and cash flow to US$ 400 million. Capital expenditure is expected to accelerate to around US$ 525 million.

4. Market Developments

The demand for the Company's products and services has been strong in 2005. The order intake is satisfactory in quantity when counting the two FPSOs obtained lately under ExxonMobil's letter of intent, and particularly in quality with sales of technology recently developed or acquired by the Company.

More importantly, a strong market is likely to persist given the expected upcoming global energy shortage. E&P budgets are at their highest and this high cycle will last a few years, offering opportunity for growth in the sector.

The execution capacity in the industry is already stretched: shipbuilding yards, construction yards and equipment suppliers are already fairly booked, raising the level of execution risk with respect to prices and delivery times. The Company has controls and procedures in place to mitigate such risk. At the same time, steps have been taken to ensure that SBM's own resources in engineering and project management do not become a bottleneck.

It is also important to prepare the Company for continued growth beyond this favourable period.
The selected strategy is based upon important initiatives related to:

- expansion of the product line through development of new technologies;
- expansion of the lease business model to increase the portfolio of long-term revenues.

In the business of floating production facilities, the Company's main revenue stream, focus will be on high standard projects requiring integrated in-house resources. The units for ExxonMobil correspond to these criteria and similar projects will continue to remain a primary objective during the coming years. Further prospects include several projects on which discussion with clients has already started.

The Gas Business Development Group is now actively pursuing several projects in the LNG infrastructure market such as floating re-gasification units.

The Services Division will increase its contribution to the Company's results with the arrival in February 2006 of the new deep water offshore construction vessel Normand Installer, which will be fully occupied during the year.

5. Conclusion

The year 2005 has seen excellent earnings boosted by the sale of the FPSO Serpentina. Management is convinced that the 2006 result forecast is a robust prediction. The high cycle period that has already commenced is likely to continue; it provides the opportunity for the Company to expand its turnkey portfolio, generating near-term returns, and to enhance the portfolio value of its lease business for a secure long-term perspective.

6. Conference Call

Management of SBM Offshore will be available to discuss the contents of this press release in a conference call at 18.00 hrs on Monday 30 January 2006. The dial-in number for participants will be +31 (0) 20 531 5851 and the replay number, available for 48 hours, is +31 (0) 70 315 4300 replay code: 123784#.

7. Financial agenda

Preliminary Results 2005	30 January	2006
Final Results 2005 - Press Release	29 March	2006
Final Results 2005 - Analysts Presentations (Amsterdam and London)	30 March	2006
Annual Report 2005	Early May	2006
Annual General Meeting of Shareholders 2006	19 May	2006
Ex-dividend Date	23 May	2006
Half-year Results 2006 - Press Release	28 August	2006
Half-year Results 2006 - Analysts Presentations (Amsterdam and London)	29 August	2006

8. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs).

- Offshore oil and gas production services through FSOs and FPSOs owned and operated by the Company.

- Offshore construction and installation contracting services.

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialized work vessels.

The Board of Management | Schiedam, 30 January 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

Disclaimer

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements. Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "may", "will", "should", "would be", "expects" or "anticipates" or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. SBM Offshore NV does not intend, and does not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Press release - SBM Offshore N.V. 30 January 2007

PRELIMINARY RESULTS SBM OFFSHORE 2006 - AN EXCELLENT YEAR RECORD ORDER PORTFOLIO - HIGH EXPECTATIONS 2007

Highlights

- Unaudited net profit for 2006 of US$ 216 million;
- Net operational profit up by 40% compared with 2005;
- Proposed dividend per share will be US$ 0.77;
- Order portfolio at year-end US$ 7.0 billion;
- Expected net profit for 2007 of US$ 260 million.

1. Financial (unaudited)

The net profit for 2006 is currently estimated at US$ 216 million (US$ 1.55 per share), compared with US$ 226 million in 2005 (US$ 1.66 per share). All operating companies in the offshore activities have made positive contributions to this result.

Dividend proposal will be based on 50% of the full net profit. Per share the dividend will be US$ 0.77 compared to US$ 0.825 last year (restated for the four-for-one share split effected in June 2006).

Excluding net gains on the sale of assets, net operational profit was around US$ 205 million, representing a 40% increase compared with 2005 (US$ 146 million).

Turnover rose to US$ 1,994 million (2005: US$ 1,519 million), of which approximately 70% related to turnkey sales and services projects.

EBITDA was approximately US$ 480 million (2005: US$ 482 million); EBIT was around US$ 255 million (2005: US$ 275 million), of which close to 60% was generated from lease and operate activities.

Net debt decreased from US$ 805 million at 31 December 2005 to US$ 590 million at 2006 year-end. Net gearing decreased accordingly to around 55%. Capital expenditure reached US$ 310 million, a figure well below expected levels, for a large part due to the need to classify the two lease contracts obtained in early 2006 from ExxonMobil for Angola as financial leases.

2. Development Order Portfolio

New orders in 2006 totalled US$ 4,926 million of which US$ 1,780 million relate to lease and operate activities and US$ 3,146 million relate to turnkey supply and services orders. Total order portfolio increased to US$ 7.0 billion (2005: US$ 4.1 billion).

2.1. Lease and Operate Portfolio

At the beginning of 2006 the lease portfolio value amounted to US$ 3.2 billion representing the non discounted lease revenues to be received under the seventeen long-term "lease and operate" contracts and the two "operate only" contracts for FPSOs and FSOs. At 1 January 2006 a total of fourteen of the owned or part-owned units were in operation and three under construction.

The portfolio developed over the year as follows:

New orders and extensions:

- In the first quarter of the year, in Joint Venture with Sonangol, contracts with ExxonMobil affiliate Esso Exploration Angola (Block 15) Limited, for the fifteen year lease and operation of FPSOs for the Mondo and Saxi-Batuque fields in the Kizomba 'C' development area offshore Angola. Although representing lease and operate activities, these contracts are accounted for as financial leases which implies that capital expenditure is treated as a turnkey sale;
- In the second quarter an operating contract, for a minimum period of three years, for the Frade *FPSO for Chevron Frade LLC (see below);*
- In the third quarter of the year, a contract with Murphy Exploration & Production Company USA and it's co-producers Dominion Exploration & Production Inc., Hydro Gulf of Mexico, L.L.C and Marubeni Offshore Production (USA) Inc. for the five year lease of a new built semi-submersible floating production unit for the development of Thunder Hawk and adjacent fields offshore Louisiana in the Gulf of Mexico;
- In the fourth quarter a contract with Shell, on behalf of themselves and their partners Petrobras and ONGC, for the fifteen year lease and operation of an FPSO for the development of the BC-10 field offshore Brazil;
- Confirmation of one year extensions of the lease contracts for the 'Nkossa II' and 'Okha' FSOs operating for Total and Shell respectively offshore Congo and Sakhalin.

Start of operations:

- In March the start of operation of an Extended Well Test system in the Caspian Sea offshore Turkmenistan under a three year lease and operate contract with Petronas Carigali (Turkmenistan) Sdn Bhd;
- In May the start of operation of the FPSO Capixaba in the Golfinho field offshore Brazil under a seven year lease and operate contract with Petrobras.

Sale of share in FPSO owning and operating companies:

- Effective 1 April 2006 the sale of 49% of the Company's affiliates owning and operating the FPSO Brasil, on long term charter with Petrobras in the Roncador field offshore Brazil, to MISC Berhad.

At the end of 2006 the count is therefore sixteen owned or part-owned units in operation and five under construction, plus a further three F(P)SO "operate only" contracts, for a total portfolio value of US$ 4.4 billion.

2.2 Turnkey Supply and Services portfolio

The value of the turnkey supply and services portfolio amounted at the beginning of 2006 to US$ 0.8 billion.

The major completions during the year included the following projects:

- Delivery of the external Riser Turret Mooring system to Woodside for the FPSO for Enfield;
- Supply and installation of the "Trelline" flexible export line between the spread moored FPSO and the deepwater export system at the Bonga field operated by Shell;
- Supply to Enterprise Products of the deep draft Semi-Submersible platform for the Independence Hub in the Gulf of Mexico.

The most significant awards during the year included:

- A contract with Petrobras for the supply of two large and complex CALM terminals for tanker loading at Pra in the Campos Basin offshore Brazil;
- A contract with Chevron subsidiary Chevron Frade LLC for the turnkey supply and installation of an FPSO for the Frade field offshore Brazil;

- Contracts for the supply of dynamically positioned Semi-Submersible Drilling Units with Queiroz Galvao Perfuraçoes S.A (QGP) and Odebrecht Drilling Services LLC, both from Brazil;
- Major turnkey lumpsum elements forming part of the overall contract packages for the ExxonMobil Kizomba 'C' and Shell BC-10 projects reported above.

The above awards, combined with orders for standard CALM type tanker loading terminals and offshore contracting activities and with the carry over into 2007 of a number of large projects, such as the compression barges for Kashagan, the internal turret for the P-53 FPSO of Petrobras, the SeaStar® TLP for Neptune and deepwater export buoys for the Greater Plutonio, Agbami and Akpo fields, bring the turnkey supply and services portfolio to US$ 2.6 billion at the end of 2006.

2.3 Developments since the beginning of 2007

In the first month of the year the Company has obtained the following orders:

- A Letter of Intent from Talisman Energy Norge AS, operator of the PL316 license offshore Norway, for the five year lease of a MOPUstor, a production jack-up installed on a subsea storage tank, for the re-development of the Yme field;
- A Letter of Intent with Tanker Pacific Offshore Terminals Pte Ltd (TPOT) for the design and supply of an external turret mooring system for an FSO to be leased by TPOT to the CuuLong Joint Venture for operation in the Su Tu Vang field offshore Vietnam;
- Several contracts for the supply of new, and for the refurbishment of existing, CALM type offshore tanker terminals, and the related offshore change out operations;
- A contract (new award - not previously announced) with Delba Perforadora Internacional S.A. from Brazil for the supply of a Dynamically Positioned Semi-Submersible Drilling Unit, filling the yard slot for a third rig secured by the Company in July 2006. The rig will be delivered first quarter 2010.

The cumulative portfolio value of the above orders is approximately US$ 1.0 billion and includes for the MOPUstor production and storage unit at the Yme field the non-discounted total of the fixed day rates payable over the initial five year lease period.

3. Expectations for 2007

The projected 2007 net profit is US$ 260 million, excluding the impact of any change in ownership relating to the FPSO lease fleet.

EBITDA is expected to amount to US$ 550 million and EBIT to US$ 300 million with a growing contribution from turnkey supply and services activities.

Capital expenditure is expected to accelerate to around US$ 800 million, depending on accounting treatment for recently awarded and prospective lease contracts.

Net gearing will increase back to a level above 100%.

4. Market Developments

As expected a year ago, the market has been quite buoyant during 2006 and there is no doubt that this will remain so for a few years to come. The best indicator is the current and planned high level of activity in the sector of exploration and development drilling. The occupancy level of the global fleet of drilling rigs is today in excess of 90% and, during the year 2006, charter contracts for deep offshore rigs have been awarded for drilling services extending into the mid and long term and at high rates, generating a wave of investments by the drilling contractors. Construction contracts for about 100 offshore rigs have been placed and deliveries are scheduled up to and including the year 2011.

The business of SBM Offshore follows in the wake of drilling activities, a couple of years down-cycle. This implies that the demand for the products of the Company should remain at a high level for at least another 4 to 6 years.

The quite favourable market has given the Company an opportunity for a record high order intake and the portfolio at the end of 2006 is exceptional not only in quantity but also in quality, as it is made of a mix of both traditional and new products and shows a satisfactory balance between lease and turnkey orders, all at reasonably good margins, terms and conditions.

5. Conference Call

Management of SBM Offshore will be available to discuss the contents of this press release in a conference call at 18.00 hrs on Tuesday 30 January 2007. The dial-in number for participants will be +31 (0) 20 531 5851 and the replay number, available for 48 hours, is +31 (0) 70 315 4300 replay code: 137 784#.

6. Financial Agenda

Preliminary Results 2006 - Press Release & Conference Call	30 January	2007
Final Results 2006 - Press Release	27 March	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	28 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

7. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);
- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;

- Design, construction and supply of semi-submersible drilling platforms;
- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;
- Offshore construction and installation contracting services.

The Board of Management Schiedam, 30 January 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

Press release - SBM Offshore N.V. **6 November 2006**

NEW ORDERS FOR SBM OFFSHORE INCLUDING A LEASE CONTRACT WITH SHELL FOR THE BC-10 FPSO, BRAZIL

SBM Offshore N.V. is pleased to announce that the Company has recently received a number of orders as follows:

SHELL BC-10
The Company has signed a contract with Shell on behalf of themselves and their partners Petrobras and ONGC for the lease and operation of an FPSO for the development of the BC-10 field offshore Brazil.

The FPSO, based on the conversion of a VLCC hull from the Company inventory, will have the capacity to process 100,000 barrels of oil and inject up to 75,000 barrels of water per day back into the reservoir. The unit, equipped with turbines able to generate 60 MW of electrical power for operating the facilities, will be installed in a water depth of 1,780 meters.

It is the intention of SBM to execute the contract in Joint Venture with Malaysia International Shipping Corporation Berhad (MISC). Discussions between the two parties are in progress. MISC and SBM are also partners in the FPSO Brasil, under lease with Petrobras on the Roncador field, and in the Kikeh FPSO for Murphy, currently under construction in Malaysia.

The initial firm commitment of Shell under the contract is for a period of fifteen years, commencing in late 2008 / early 2009. There are provisions for further extensions up to five years.

OFFSHORE CONTRACTING
In the course of October the Company secured several contracts for offshore contracting services ensuring full occupation of the installation vessels 'Dynamic Installer' and 'Normand Installer' until the middle of 2007.

PORTFOLIO VALUE
The cumulative portfolio value of these orders is in excess of 850 million US Dollars. For the FPSO lease this figure includes only the SBM share of the lease revenues.

FINANCIAL AGENDA

Preliminary Results 2006 - Press Release	30 January	2007
Final Results 2006 - Press Release	27 March	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	28 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

CORPORATE PROFILE

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;

- Design, construction and supply of semi-submersible drilling platforms;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;

- Offshore construction and installation contracting services.

The Board of Management

Schiedam, 6 November 2006

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) (0) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

Press release - SBM Offshore N.V. **9 January 2007**

SBM OFFSHORE BOOKS NEW LEASE AND TURNKEY SUPPLY ORDERS

SBM Offshore N.V. is pleased to announce that the Company has recently received a number of orders in both the lease and the turnkey supply segments of its activities.

1. Lease Order

Mobile Offshore Production Unit with Storage (MOPUstor) for Yme, North Sea

A Letter of Intent has been received from Talisman Energy Norge AS, operator of the PL316 license offshore Norway, for the lease of a MOPUstor, a production jack-up installed on a subsea storage tank, for the re-development of the Yme field. This LoI constitutes the confirmation of the full scope of work for design, construction, installation and subsequent lease of the MOPUstor and a subsea tanker loading system. This order is the follow up of the FEED (Front End Engineering and Design) contract awarded by Talisman in September 2006, announced in our press release of October 3, 2006.

The MOPUstor concept is a patented design of SBM Offshore subsidiary GustoMSC and was first applied for the development of the Siri field in the Danish sector of the North Sea.

The seabed supported storage tank, construction of which has already started in Malaysia, will be installed in the spring of 2008, thus enabling Talisman to commence drilling of production and injection wells. The jack-up platform carrying the process equipment, to be built in the United Arab Emirates, is scheduled to follow in the third quarter of 2008. The initial lease commitment from Talisman is for a period of five years starting upon completion of the installation and commissioning of the MOPUstor in the Yme field. The contract includes options to extend the lease period up to a total of fifteen years.

Partners of Talisman in the PL316 license are Revus Energy ASA (20%) and Pertra ASA (10%).

2. Turnkey Supply Orders

Supply of an External Turret Mooring system for an FSO

A Letter of Intent has been signed with Tanker Pacific Offshore Terminals Pte Ltd (TPOT) for the design and supply of an external turret mooring system for an FSO to be leased by TPOT to the CuuLong Joint Venture for operation in the Su Tu Vang field offshore Vietnam. Delivery of the turret mooring system is scheduled for the second quarter of 2008.

Supply, Refurbishment and Offshore Installation of CALM buoys

A number of orders have been secured in relation to the tanker loading terminals of Mobil, Chevron and Shell offshore Nigeria. The combined scope of work under these contracts cover the supply of three new Catenary Anchor Leg Mooring (CALM) buoys, the refurbishment of a total of five existing buoys and the related offshore change out operations at the Qua Iboe, Escravos and Forcados terminals.

3. Portfolio Value

The cumulative Portfolio Value of the above orders is in excess of 500 million US Dollars.

The above amount includes for the contract for the MOPU Stor production and storage unit at the Yme field the non-discounted total of the fixed day rates payable over the initial five year lease period.

4. Financial Agenda

Preliminary Results 2006 - Press Release & Conference Call	30 January	2007
Final Results 2006 - Press Release	27 March	2007
Final Results 2006 - Analysts Presentation (Amsterdam)	28 March	2007
Annual Report 2006	End April	2007
Annual General Meeting of Shareholders 2007	15 May	2007
Ex-dividend Date	17 May	2007
Half-year Results 2007 - Press Release	28 August	2007
Half-year Results 2007 - Analysts Presentation (Amsterdam)	29 August	2007

5. Corporate Profile

The Dutch public company SBM Offshore N.V. is the holding company of a group of international, marine technology orientated companies. Its business is to serve on a global basis the offshore oil and gas industry by supplying engineered products, vessels and systems, and offshore oil and gas production services.

The product line comprises:

- Offshore import/export terminals for crude oil, refined products, LPG and LNG, mostly based on the single point mooring principle, Floating Production and/or Storage and Offloading systems (FSOs and FPSOs) and other floating production facilities based on ship hulls, semi-submersibles and Tension Leg Platforms (TLPs);

- Offshore oil and gas production services through the leasing of integrated production and storage facilities owned and operated by the Company;

- Design, construction and supply of semi-submersible drilling platforms;

- Special designs and engineering services and delivery of specific hardware components for dynamically positioned drillships, semi-submersible drilling platforms, jack-up drilling platforms, jack-up platforms for civil construction, large capacity offshore cranes, elevating and lifting systems, crane vessels and other specialised work vessels;

- Offshore construction and installation contracting services.

The Board of Management — Schiedam, 9 January 2007

For further information:
SBM Offshore N.V.
Karel Doormanweg 66
3115 JD Schiedam

Post address:
P.O. Box 31
3100 AA Schiedam
The Netherlands

Contact person: Mr. Hans Peereboom, V.P. Investor Relations

Telephone:	(+377) 92 05 14 34
Mobile:	(+377) (0) 6 80 86 52 58
Fax:	(+377) 92 05 89 40
E-mail:	hans.peereboom@sbmoffshore.com
Website:	www.sbmoffshore.com

notifications substantial holdings

This overview shows all substantial holdings in issuing institutions and shares with special controlling rights. An issuing institution is: a public limited company (*naamloze vennootschap*) incorporated under Dutch law whose (depositary receipts for) shares are admitted to trading on a regulated market in the Netherlands or in another Member State of the European Union or an EEA State, or a legal entity incorporated under the law of a state that is not an EU Member State and whose (depositary receipts for) shares are admitted to trading on a regulated market in the Netherlands.

As soon as the substantial holding equals or exceeds 5% of the issued capital, the shareholder should report this. Subsequently, he should notify the AFM again when his substantial holding consequently reaches, exceeds or falls below a threshold. This can be caused by the acquisition or disposal of shares by the shareholder or because the issued capital of the issuing institution is increased or decreased. Thresholds are: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% en 95%.

The duty to notify applies to legal entities as well as natural persons.

I want to search this register by: SBM Offshore Search

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Date of disclosure	Issuing institution	Person obliged to notify	Info
20 mrt 07	SBM Offshore N.V.	Schroders Plc	
01 nov 06	SBM Offshore N.V.	Schroders Plc	
01 nov 06	SBM Offshore N.V.	Capital Research and Management Company	

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Date of most recent update : 30 mrt 07

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notification major holding

Below are the details of the selected notification. The first column shows the total percentage. The other columns indicate how the shares are held (direct or indirect) and what type of substantial holding is involved (actual or potential). A change in the substantial holding percentage does not have to be reported as long as the percentage does not reach, exceed or fall below a threshold.

These thresholds are not applicable for shares with special controlling rights, these rights have to be notified in all cases.

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Date of disclosure:	**01 nov 06**
Person obliged to notify:	**Capital Research and Management Company**
Issuing institution:	**SBM Offshore N.V.**
Registration Chamber of Commerce:	**24233482**
Place:	**Schiedam**

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Distribution in numbers

Type of share	Number of shares	Number of shares	Capital interest	Voting rights	Manner of disposal	Explanation
Ordinary share	9175190	9175190	Directly	Directly	Real	

Distribution in percentages

	Total holding	Directly real	Directly potential	Indirectly real	Indirectly potential
Capital interest	6,53 %	6,53 %	0,00 %	0,00 %	0,00 %
Voting rights	6,53 %	6,53 %	0,00 %	0,00 %	0,00 %

Date of most recent update: 30 mrt 07



notification major holding

Below are the details of the selected notification. The first column shows the total percentage. The other columns indicate how the shares are held (direct or indirect) and what type of substantial holding is involved (actual or potential). A change in the substantial holding percentage does not have to be reported as long as the percentage does not reach, exceed or fall below a threshold.

These thresholds are not applicable for shares with special controlling rights, these rights have to be notified in all cases.

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Date of disclosure:	**01 nov 06**
Person obliged to notify:	**Schroders Plc**
Issuing institution:	**SBM Offshore N.V.**
Registration Chamber of Commerce:	**24233482**
Place:	**Schiedam**

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Distribution in numbers

Type of share	Number of shares	Number of shares	Capital interest	Voting rights	Manner of disposal	Explanation
Ordinary share	9868152	9868152	Directly	Directly	Real	

Distribution in percentages

	Total holding	Directly real	Directly potential	Indirectly real	Indirectly potential
Capital interest	7,02 %	7,02 %	0,00 %	0,00 %	0,00 %
Voting rights	7,02 %	7,02 %	0,00 %	0,00 %	0,00 %

Date of most recent update: 30 mrt 07



notification major holding

Below are the details of the selected notification. The first column shows the total percentage. The other columns indicate how the shares are held (direct or indirect) and what type of substantial holding is involved (actual or potential). A change in the substantial holding percentage does not have to be reported as long as the percentage does not reach, exceed or fall below a threshold.

These thresholds are not applicable for shares with special controlling rights, these rights have to be notified in all cases.

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Date of disclosure:	**20 mrt 07**
Person obliged to notify:	**Schroders Plc**
Issuing institution:	**SBM Offshore N.V.**
Registration Chamber of Commerce:	**24233482**
Place:	**Schiedam**

next

Distribution in numbers

Type of share	Number of shares	Number of shares	Capital interest	Voting rights	Manner of disposal	Explanation
Ordinary share	6758954	6758954	Directly	Directly	Real	

Distribution in percentages

	Total holding	Directly real	Directly potential	Indirectly real	Indirectly potential
Capital interest	4,80 %	4,80 %	0,00 %	0,00 %	0,00 %
Voting rights	4,80 %	4,80 %	0,00 %	0,00 %	0,00 %

Date of most recent update: 30 mrt 07



notification managing or supervisory director

Below are the details of the selected notification. The 'before position' shows the number of (rights to) shares held by the managing / supervisory director immediately before the change. The middle box, 'change', shows the details of the increase or reduction. In this context, 'total capital' equals the quantity x the nominal value. The 'after position' shows the number of (rights to) shares held by the managing / supervisory director at present.

Date of disclosure: **01 nov 06**
Person obliged to notify: **D. Keller**

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Change

Type of share	Issuing institution	Number of shares	Valuta	Value per share	Number of votes	Discretionary management
Performance award share	SBM Offshore N.V.	19352	EUR	0,25	0	No
Bonus Share	SBM Offshore N.V.	7110	EUR	0,25	7110	No
Conditional share award	SBM Offshore N.V.	7110	EUR	0,25	0	No
Ordinary share	SBM Offshore N.V.	14000	EUR	0,25	14000	No
Personnel option	SBM Offshore N.V.	160000	EUR	0,25	0	No
Conditional options	SBM Offshore N.V.	75000	EUR	0,25	0	No

After position

Type of share	Issuing institution	Number of shares	Number of votes
Performance award share	SBM Offshore N.V.	19352	0
Conditional share award	SBM Offshore N.V.	7110	0
Ordinary share	SBM Offshore N.V.	14000	14000
Conditional options	SBM Offshore N.V.	75000	0
Personnel option	SBM Offshore N.V.	160000	0
Bonus Share	SBM Offshore N.V.	7110	7110

Date of most recent update: 30 mrt 07



Wmz 2a notifications 1996 details

Below are the details of the selected notification. The 'before position' shows the number of (rights to) shares held by the managing / supervisory director immediately before the change. The middle box, 'change', shows the details of the increase or reduction. In this context, 'total capital' equals the quantity x the nominal value. The 'after position' shows the number of (rights to) shares held by the managing / supervisory director at present.

For more information, please contact the AFM Supervision Line on +31 (0)900 5400540.

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Name given in the articles of association:	**SBM Offshore N.V.**
Place:	**Rotterdam**
Discretionary management:	**Nee**
Person obliged to notify:	**Keller, D.H.**

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Before position

Soort	Instelling	Aantal	Valuta	Totaal kapitaal	Totaal stem
GEWONE AANDELEN	SBM Offshore N.V.	3500	EUR	3500	3500
Personeelsoptie	SBM Offshore N.V.	48750	EUR	0	0
bonus shares	SBM Offshore N.V.	719	EUR	0	0
matching shares	SBM Offshore N.V.	719	EUR	0	0
performance shares	SBM Offshore N.V.	1838	EUR	0	0
Gewoon aandeel	SBM Offshore N.V.	0	EUR	0	0

Transaction

Soort	Instelling	Aantal	Prijs	Valuta	Totaal kapitaal	Totaal stem
Personeelsoptie	SBM Offshore N.V.	-48750	0	EUR	0	0
bonus shares	SBM Offshore N.V.	-719	0	EUR	0	0
matching shares	SBM Offshore N.V.	-719	0	EUR	0	0
performance shares	SBM Offshore N.V.	-1838	0	EUR	0	0
GEWONE AANDELEN	SBM Offshore N.V.	-3500	0	EUR	3500	3500
Gewoon aandeel	SBM Offshore N.V.	+14000	0	EUR	3500	
Personeelsoptie	SBM Offshore N.V.	+195000	0	EUR	0	0
bonus shares	SBM Offshore N.V.	+2876	0	EUR	0	0
matching shares	SBM Offshore N.V.	+2876	0	EUR	0	0
performance shares	SBM Offshore N.V.	+7352	0	EUR	0	0

After position

Soort	Instelling	Aantal	Valuta	Totaal kapitaal	Totaal stem
GEWONE AANDELEN	SBM Offshore N.V.	0	EUR	0	0
Personeelsoptie	SBM Offshore N.V.	195000	EUR	0	0
bonus shares	SBM Offshore N.V.	2876	EUR	0	0
matching shares	SBM Offshore N.V.	2876	EUR	0	0
performance shares	SBM Offshore N.V.	7352	EUR	0	0
Gewoon aandeel	SBM Offshore N.V.	14000	EUR	3500	0

Date of most recent update: 30 mrt 07



Wmz 2a notifications 1996 details

Below are the details of the selected notification. The 'before position' shows the number of (rights to) shares held by the managing / supervisory director immediately before the change. The middle box, 'change', shows the details of the increase or reduction. In this context, 'total capital' equals the quantity x the nominal value. The 'after position' shows the number of (rights to) shares held by the managing / supervisory director at present.

For more information, please contact the AFM Supervision Line on +31 (0)900 5400540.

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Name given in the articles of association:	**SBM Offshore N.V.**
Place:	**Rotterdam**
Discretionary management:	**Nee**
Person obliged to notify:	**Keller, D.H.**

previous next

Before position

Soort	Instelling	Aantal	Valuta	Totaal kapitaal	Totaal stem
Personeelsoptie	SBM Offshore N.V.	195000	EUR	0	0
bonus shares	SBM Offshore N.V.	2876	EUR	0	0
matching shares	SBM Offshore N.V.	2876	EUR	0	0
performance shares	SBM Offshore N.V.	7352	EUR	0	0
Gewoon aandeel	SBM Offshore N.V.	14000	EUR	3500	0

Transaction

Soort	Instelling	Aantal	Prijs	Valuta	Totaal kapitaal	Totaal stem
Personeelsoptie	SBM Offshore N.V.	+40000	0	EUR	0	0
performance shares	SBM Offshore N.V.	+12000	0	EUR	0	0
bonus shares	SBM Offshore N.V.	+4234	0	EUR	0	0
matching shares	SBM Offshore N.V.	+4234	0	EUR	0	0

After position

Soort	Instelling	Aantal	Valuta	Totaal kapitaal	Totaal stem
Personeelsoptie	SBM Offshore N.V.	235000	EUR	0	0
bonus shares	SBM Offshore N.V.	7110	EUR	0	0
matching shares	SBM Offshore N.V.	7110	EUR	0	0
performance shares	SBM Offshore N.V.	19352	EUR	0	0
Gewoon aandeel	SBM Offshore N.V.	14000	EUR	3500	0

Date of most recent update: 30 mrt 07



Wmz 2a notifications 1996 details

Below are the details of the selected notification. The 'before position' shows the number of (rights to) shares held by the managing / supervisory director immediately before the change. The middle box, 'change', shows the details of the increase or reduction. In this context, 'total capital' equals the quantity x the nominal value. The 'after position' shows the number of (rights to) shares held by the managing / supervisory director at present.

For more information, please contact the AFM Supervision Line on +31 (0)900 5400540.

Name given in the articles of association:	**SBM Offshore N.V.**
Place:	**Rotterdam**
Discretionary management:	**Nee**
Person obliged to notify:	**Keller, D.H.**

previous next

Before position

Soort	Instelling	Aantal	Valuta	Totaal kapitaal	Totaal stem
GEWONE AANDELEN	SBM Offshore N.V.	3500	EUR	3500	3500
Personeelsoptie	SBM Offshore N.V.	63750	EUR	0	0
bonus shares	SBM Offshore N.V.	719	EUR	0	0
matching shares	SBM Offshore N.V.	719	EUR	0	0
performance shares	SBM Offshore N.V.	1838	EUR	0	0

Transaction

Soort	Instelling	Aantal	Prijs	Valuta	Totaal kapitaal	Totaal stem
Personeelsoptie	SBM Offshore N.V.	-15000	0	EUR	0	0
GEWONE AANDELEN	SBM Offshore N.V.	+15000	57	EUR	15000	15000
GEWONE AANDELEN	SBM Offshore N.V.	-15000	82,63	EUR	15000	15000

After position

Soort	Instelling	Aantal	Valuta	Totaal kapitaal	Totaal stem
GEWONE AANDELEN	SBM Offshore N.V.	3500	EUR	3500	3500
Personeelsoptie	SBM Offshore N.V.	48750	EUR	0	0
bonus shares	SBM Offshore N.V.	719	EUR	0	0
matching shares	SBM Offshore N.V.	719	EUR	0	0
performance shares	SBM Offshore N.V.	1838	EUR	0	0

Date of most recent update: 30 mrt 07



Wmz 2a notifications 1996 details

Below are the details of the selected notification. The 'before position' shows the number of (rights to) shares held by the managing / supervisory director immediately before the change. The middle box, 'change', shows the details of the increase or reduction. In this context, 'total capital' equals the quantity x the nominal value. The 'after position' shows the number of (rights to) shares held by the managing / supervisory director at present.

For more information, please contact the AFM Supervision Line on +31 (0)900 5400540.

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Name given in the articles of association:	**SBM Offshore N.V.**
Place:	**Rotterdam**
Discretionary management:	**Nee**
Person obliged to notify:	**Bax, J.D.R.A.**

next

Before position

Soort	Instelling	Aantal	Valuta	Totaal kapitaal	Totaal stem
Gewoon aandeel	SBM Offshore N.V.	2050	EUR	512,5	0
Gewoon aandeel	Corio N.V.	6388	EUR	63880	6388

Transaction

Soort	Instelling	Aantal	Prijs	Valuta	Totaal kapitaal	Totaal stem
Gewoon aandeel	SBM Offshore N.V.	+14000	21,43	EUR	3500	

After position

Soort	Instelling	Aantal	Valuta	Totaal kapitaal	Totaal stem
Gewoon aandeel	SBM Offshore N.V.	16050	EUR	4012,5	0
Gewoon aandeel	Corio N.V.	6388	EUR	63880	6388

Date of most recent update: 30 mrt 07



notification managing or supervisory director

Below are the details of the selected notification. The 'before position' shows the number of (rights to) shares held by the managing / supervisory director immediately before the change. The middle box, 'change', shows the details of the increase or reduction. In this context, 'total capital' equals the quantity x the nominal value. The 'after position' shows the number of (rights to) shares held by the managing / supervisory director at present.

Date of disclosure: **01 nov 06**

Person obliged to notify: **J.D.R.A. Bax**

next

Change

Type of share	Issuing institution	Number of shares	Valuta	Value per share	Number of votes	Discretionary management
Ordinary share	SBM Offshore N.V.	14000	EUR	0,25	14000	No
Ordinary share	SBM Offshore N.V.	2050	EUR	0,25	0	No

After position

Type of share	Issuing institution	Number of shares	Number of votes
Ordinary share	SBM Offshore N.V.	16050	14000

Date of most recent update: 30 mrt 07

notifications directors and members of the supervisory board

The overview includes notifications regarding shares, depositary receipts for shares and rights to acquire shares, such as employee share options, share awards, call options, warrants and convertible bonds.

This overview shows all the notifications made by directors and members of the supervisory board of their shares and voting rights and of changes in these shares and voting rights where these concern (rights to acquire) shares in their own issuing institution and in affiliated issuing institution. In case of notifications by directors and members of the supervisory board an issuing institution is understood to be: a public limited company (*naamloze vennootschap*) incorporated under Dutch law and whose (depositary receipts for) shares are admitted to trading on a regulated market in the Netherlands or in another EU Member State.

I want to search this register by: SBM Offshore Search

I want to search specifically

Date of disclosure	Issuing Institution	Person obliged to notify	Info
01 nov 06	SBM Offshore N.V.	J.D.R.A. Bax	
01 nov 06	SBM Offshore N.V.	D. Keller	

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Date of most recent update : 30 mrt 07

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Wmz 2a - managing and supervisory directors

This overview shows all the notifications made by managing and supervisory directors of their shareholdings and of changes in these shareholdings where these concern (rights to acquire) shares in their own company and in affiliated Dutch listed public limited companies (NVs).

The overview includes notifications regarding shares, depositary receipts for shares and rights to acquire shares, such as employee share options, share awards, call options, warrants and convertible bonds.

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I want to search this register by: SBM Offshore Search

I want to search specifically

Change	Issuing Institution	Person obliged to notify	Info
29 sep 06	SBM Offshore N.V.	Bax, J.D.R.A.	
25 aug 06	SBM Offshore N.V.	Keller, D.H.	
02 jun 06	SBM Offshore N.V.	Keller, D.H.	
31 mrt 06	SBM Offshore N.V.	Keller, D.H.	
24 mei 05	SBM Offshore N.V.	Keller, D.H.	
13 apr 05	SBM Offshore N.V.	Keller, D.H.	
28 jul 04	SBM Offshore N.V.	Keller, D.H.	
14 mei 04	SBM Offshore N.V.	Keller, D.H.	
13 apr 04	SBM Offshore N.V.	Keller, D.H.	
02 apr 04	SBM Offshore N.V.	Bax, J.D.R.A.	

Page shown : 1 van 3

Date of most recent update : 30 mrt 07

END